# Annual Report
## 2025



# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# FORM 10-K

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**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-36013 (American Homes 4 Rent)
Commission File Number: 333-221878-02 (American Homes 4 Rent, L.P.)

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# AMERICAN HOMES 4 RENT
# AMERICAN HOMES 4 RENT, L.P.

(Exact name of registrant as specified in its charter)

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| | | |
|---|---|---|
| **American Homes 4 Rent** | **Maryland** | **46-1229660** |
| **American Homes 4 Rent, L.P.** | **Delaware** | **80-0860173** |
| | (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**280 Pilot Road**
**Las Vegas, Nevada 89119**
(Address of principal executive offices) (Zip Code)

**(805) 413-5300**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbols | Name of each exchange on which registered |
|---|---|---|
| Class A common shares of beneficial interest, $.01 par value | AMH | New York Stock Exchange |
| Series G perpetual preferred shares of beneficial interest, $.01 par value | AMH-G | New York Stock Exchange |
| Series H perpetual preferred shares of beneficial interest, $.01 par value | AMH-H | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

American Homes 4 Rent     Yes ☒   No ☐          American Homes 4 Rent, L.P.     Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

American Homes 4 Rent     Yes ☐   No ☒          American Homes 4 Rent, L.P.     Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

American Homes 4 Rent     Yes ☒   No ☐          American Homes 4 Rent, L.P.     Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

American Homes 4 Rent     Yes ☒   No ☐          American Homes 4 Rent, L.P.     Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

**American Homes 4 Rent**

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

**American Homes 4 Rent, L.P.**

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

American Homes 4 Rent          ☐          American Homes 4 Rent, L.P.          ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

American Homes 4 Rent          ☒          American Homes 4 Rent, L.P.          ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

American Homes 4 Rent          ☐          American Homes 4 Rent, L.P.          ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

American Homes 4 Rent          ☐          American Homes 4 Rent, L.P.          ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

American Homes 4 Rent     Yes ☐   No ☒          American Homes 4 Rent, L.P.     Yes ☐   No ☒

The aggregate market value of American Homes 4 Rent's Class A common shares held by non-affiliates of the registrant was approximately $11.7 billion based on the closing price for such shares on the New York Stock Exchange on June 30, 2025. There is no public trading market for the common units of limited partnership interest of American Homes 4 Rent, L.P. As a result, the aggregate market value of the common units of limited partnership interest held by non-affiliates of American Homes 4 Rent, L.P. cannot be determined.

There were 363,141,211 shares of American Homes 4 Rent's Class A common shares, $0.01 par value per share, and 635,075 shares of American Homes 4 Rent's Class B common shares, $0.01 par value per share, outstanding on February 18, 2026.

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## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this report. We expect to file our proxy statement within 120 days after December 31, 2025.

# EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2025 of American Homes 4 Rent and American Homes 4 Rent, L.P. Unless stated otherwise or the context otherwise requires, references to "AMH" or the "General Partner" mean American Homes 4 Rent, a Maryland real estate investment trust ("REIT"), and references to the "Operating Partnership" or the "OP" mean American Homes 4 Rent, L.P., a Delaware limited partnership, and its subsidiaries taken as a whole. References to the "Company," "we," "our" and "us" mean collectively AMH, the Operating Partnership and those entities/subsidiaries owned or controlled by AMH and/or the Operating Partnership.

AMH is the general partner of, and as of December 31, 2025 owned approximately 87.9% of the common partnership interest in, the Operating Partnership. The remaining 12.1% of the common partnership interest was owned by limited partners. As the sole general partner of the Operating Partnership, AMH has exclusive control of the Operating Partnership's day-to-day management. The Company's management operates AMH and the Operating Partnership as one business, and the management of AMH consists of the same members as the management of the Operating Partnership.

The Company believes that combining the annual reports on Form 10-K of the Company and the Operating Partnership into this single report provides the following benefits:

- enhances investors' understanding of the Company and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;

- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure applies to both the Company and the Operating Partnership; and

- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between AMH and the Operating Partnership in the context of how AMH and the Operating Partnership operate as a consolidated company. AMH's primary function is acting as the general partner of the Operating Partnership. The only material asset of AMH is its partnership interest in the Operating Partnership. As a result, AMH generally does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing equity from time to time and guaranteeing certain debt of the Operating Partnership. AMH itself is not directly obligated under any indebtedness, but guarantees some of the debt of the Operating Partnership. The Operating Partnership owns substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures, either directly or through its subsidiaries, conducts the operations of the Company's business and is structured as a limited partnership with no publicly traded equity. AMH contributes all net proceeds from its various equity offerings to the Operating Partnership. In return for those contributions, AMH receives Operating Partnership units ("OP units") equal to the number of shares it has issued in the equity offering. Based on the terms of the Agreement of Limited Partnership of the Operating Partnership, as amended, OP units can be exchanged for shares on a one-for-one basis. Except for net proceeds from equity issuances by AMH, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness or through the issuance of OP units.

Shareholders' equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of the Company and those of the Operating Partnership. The limited partnership interests in the Operating Partnership are accounted for as partners' capital in the Operating Partnership's financial statements and as noncontrolling interests in the Company's financial statements. The differences between shareholders' equity and partners' capital result from differences in the equity and capital issued at the Company and Operating Partnership levels.

To help investors understand the differences between the Company and the Operating Partnership, this report provides separate consolidated financial statements for the Company and the Operating Partnership; a single set of notes to such financial statements that includes separate discussions of each entity's debt, noncontrolling interests and shareholders' equity or partners' capital, as applicable; and a combined Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" section that includes discrete information related to each entity.

This report also includes separate Part II, "Item 9A. Controls and Procedures" sections and separate Exhibits 31 and 32 certifications for each of the Company and the Operating Partnership in order to establish that the requisite certifications have been made and that the Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

In order to highlight the differences between the Company and the Operating Partnership, the separate sections in this report for the Company and the Operating Partnership specifically refer to the Company and the Operating Partnership. In the sections that combine disclosure of the Company and the Operating Partnership, this report refers to actions or holdings as being actions or holdings of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and joint ventures and holds assets and debt, reference to the Company is appropriate because the Company is one business and the Company operates that business through the Operating Partnership. The separate discussions of the Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company on a consolidated basis and how management operates the Company.

**American Homes 4 Rent**
**American Homes 4 Rent, L.P.**

**Form 10-K**

**TABLE OF CONTENTS**

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report on Form 10-K, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may relate to beliefs, expectations or intentions and similar statements concerning matters that are not of historical fact and are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "intend," "potential," "plan," "goal," "outlook," "guidance" or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control and could cause actual results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

These and other important factors, including those discussed or incorporated by reference under Part I, "Item 1. Business," Part I, "Item 1A. Risk Factors," Part I, "Item 1C. Cybersecurity," Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance, and you should not unduly rely on them. The forward-looking statements in this Annual Report on Form 10-K speak only as of the date of this report. We are not obligated to update or revise these statements as a result of new information, future events or otherwise, unless required by applicable law.

# PART I

## ITEM 1. BUSINESS

### Overview

American Homes 4 Rent ("AMH" or the "General Partner") is an internally managed Maryland real estate investment trust ("REIT") formed on October 19, 2012. American Homes 4 Rent, L.P., a Delaware limited partnership formed on October 22, 2012, and its consolidated subsidiaries (collectively, the "Operating Partnership" or the "OP") is the entity through which the Company conducts substantially all of its business and owns, directly or through subsidiaries, substantially all of its assets. References to the "Company," "we," "our" and "us" mean collectively AMH, the Operating Partnership and those entities/subsidiaries owned or controlled by AMH and/or the Operating Partnership. We are focused on developing, renovating, leasing and managing single-family homes as rental properties. We commenced operations in November 2012.

Our geographically diversified portfolio of single-family homes has evolved into a nationally recognized brand that is well-known for quality, value and resident satisfaction and is well respected in our communities. Our goal is to simplify the experience of leasing a home and provide an accessible housing option to the one in three households who choose to rent in the country. Since launching our internal "AMH Development Program" in 2017, we have contributed to addressing the national housing shortage by developing thousands of built-for-rental homes per year to meet growing demands. At a time when housing affordability remains constrained across the country, AMH is focused on being part of the solution by expanding the housing supply, elevating the resident experience and creating value for all our stakeholders.

AMH is the general partner of, and as of December 31, 2025 owned approximately 87.9% of the common partnership interest in, the Operating Partnership. The remaining 12.1% of the common partnership interest was owned by limited partners. As the sole general partner of the Operating Partnership, AMH has exclusive control of the Operating Partnership's day-to-day management. The Company's management operates AMH and the Operating Partnership as one business, and the management of AMH consists of the same members as the management of the Operating Partnership. AMH's primary function is acting as the general partner of the Operating Partnership. The only material asset of AMH is its partnership interest in the Operating Partnership. As a result, AMH generally does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing equity from time to time and guaranteeing certain debt of the Operating Partnership. AMH itself is not directly obligated under any indebtedness, but guarantees some of the debt of the Operating Partnership. The Operating Partnership owns substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures, either directly or through its subsidiaries, conducts the operations of the Company's business and is structured as a limited partnership with no publicly traded equity. AMH contributes all net proceeds from its various equity offerings to the Operating Partnership. In return for those contributions, AMH receives Operating Partnership units ("OP units") equal to the number of shares it has issued in the equity offering. Based on the terms of the Agreement of Limited Partnership of the Operating Partnership, as amended, OP units can be exchanged for shares on a one-for-one basis. Except for net proceeds from equity issuances by AMH, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness or through the issuance of OP units.

As of December 31, 2025, the Company held 61,479 single-family properties in select submarkets of metropolitan statistical areas ("MSAs") within 24 states, including 1,142 properties classified as held for sale, and 56,756 of our total properties (excluding properties held for sale) were occupied. The Company also held an additional 3,785 properties in unconsolidated joint ventures as of December 31, 2025. We have an integrated operating platform that consists of 1,598 personnel dedicated to property management, development, marketing, leasing, financial and administrative functions.

We believe that we have been organized and operate in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws for each of our taxable years commencing with our taxable year ended December 31, 2012 through the current taxable year ended December 31, 2025. We expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2026 and subsequent taxable years.

We believe that the Operating Partnership is properly treated as a partnership for federal income tax purposes. As a partnership, the Operating Partnership is not subject to U.S. federal income tax on our income. Instead, each of the Operating Partnership's partners, including AMH, is allocated, and may be required to pay tax with respect to, its share of the Operating Partnership's income. As such, no provision for U.S. federal income taxes has been included for the Operating Partnership.

Our principal executive office is located at 280 Pilot Road, Las Vegas, Nevada 89119. Our main telephone number is (702) 847-7800. Our website address is www.amh.com. The information contained on our website is not part of or incorporated by reference in this report.

## Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation by developing, renovating, leasing and managing single-family homes as rental properties. We believe we can achieve this objective by pursuing the following strategies:

- ***Grow through our one-of-a-kind internal development program.*** We have created a fully integrated internal development program, known as AMH Development, that constructs "built-for-rental" homes, which we believe represents one of the best available investments on a risk-adjusted return basis. Since launching the AMH Development Program in 2017, we have developed over 14,000 "built-for-rental" homes. Our "built-for-rental" homes leverage our existing property management platform and are built with the long-term renter in mind, including maintenance resilient features, finishes, as well as floor plans that typically include three or more bedrooms and two or more bathrooms and other features known to be desirable to our residents. Our experienced land acquisition team and our proprietary data analytics enable us to strategically identify ideal land opportunities that are within our existing footprint in our high-growth markets.

- ***Evaluate additional opportunities for growth to our portfolio.*** Although we have not acquired a significant number of homes through broker sales in recent years, our ability to evaluate potential acquisitions in the future relies on our established platform to source properties within our program parameters. From time to time, we also evaluate acquisition opportunities for portfolio (or bulk) sales as well as opportunities to acquire newly constructed homes from third-party developers through our National Builder Program.

- ***Maintain a geographically diversified portfolio in high-growth markets.*** We monitor and manage the diversification of our portfolio in order to reduce the risks associated with adverse developments affecting a particular market. We currently are focusing on developing single-family homes in select submarkets of MSAs. We continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We select our markets based on steady population growth and strong rental demand, providing for attractive potential yields and capital appreciation. Our markets generally have above average median household incomes, well-regarded school districts and access to desirable lifestyle amenities. We believe that homes in these areas will attract tenants with strong credit profiles, produce high occupancy and rental rates and generate long-term property appreciation.

- ***Efficiently manage and operate properties.*** We believe we have created a leading, comprehensive single-family home property management business and that the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between centralization and decentralization. We believe that in-house property management enables us to optimize rental revenues, effectively manage expenses, realize significant economies of scale, standardize brand consistency and maintain direct contact with our tenants. Our property management platform has local leasing agents and property managers who provide customer service to our tenants. Corporate-level functions are centralized, including management, accounting, legal, marketing and call centers to handle leasing and maintenance calls. These centralized services allow us to provide all markets with the benefits of these functions without the burden of staffing each function in every market. In addition, by having a national property management operation, we have the ability to negotiate favorable terms on services and products with many of our contractors and vendors, including national contractors and vendors. Our property management functions are generally internalized, which we believe provides us with consistency of service, control and branding in the operation of our properties.

- ***Establish a nationally recognized brand.*** We continue to strive toward establishing "AMH" as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and resident satisfaction will help attract and retain residents and qualified personnel, as well as support higher rental rates. Our corporate brand identity leverages the Company's rich heritage and people-first employer culture and represents a commitment to continued innovation, as well as to the Company's original purpose and leadership in powering a better future for American housing. We have established a toll-free number serviced by our call center and a website to provide a direct portal to reach potential residents and to drive our brand presence. We believe our brand has gained recognition within a number of our markets.

- ***Optimize capital structure.*** We may use leverage to increase potential returns to our shareholders, but we will seek to maintain a conservative and flexible balance sheet. We have obtained capital through the issuance of equity securities and preferred shares, the use of unsecured credit facilities and the issuance of unsecured senior notes. We also participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors.

## Our Business Activities

### Property Development, Acquisition, Renovation, Leasing and Property Management

- **Property Development.** We are primarily focused on developing "built-for-rental" homes through our internal AMH Development Program. Rental homes developed through our AMH Development Program involve substantial up-front costs, time to acquire and develop land, time to build the rental home, and time to lease the rental home before the home generates income. This process is dependent upon the availability of suitable land assets and the nature of each lot acquired. We also evaluate opportunities to source newly constructed homes from third-party developers through our National Builder Program in target markets in select submarkets of MSAs, although acquisitions have been minimal in recent years. Rental homes acquired from third-party developers through our National Builder Program are dependent on the inventory of newly constructed homes and homes currently under construction.

  For our AMH Development Program, the development timeline varies primarily due to land development requirements. Once land development requirements have been met, on average it takes approximately four to seven months to complete the rental home vertical construction process. However, delivery of homes may be staggered to facilitate leasing absorption. Our AMH Development Program is managed by our team of development professionals that oversee the full rental home construction process including all land development and work performed by subcontractors. Homes added through our AMH Development Program are available for lease immediately upon or shortly after receipt of a certificate of occupancy. On average, it takes approximately 10 to 50 days to lease a property after its development.

  We have in the past and may in the future utilize land banking arrangements as a method of acquiring land to help us manage the financial and market risk associated with land holdings. These land banking arrangements generally require us to pay non-refundable deposits, which can vary by transaction, and provide us the option to acquire the land or finished lots, typically at pre-determined prices. In certain arrangements, we make improvements to the underlying land during the option period.

- **Property Acquisition and Renovation.** In the past, we have sourced property acquisition opportunities through traditional channels including broker sales. Our acquisition process began with an analysis of housing markets. Target markets were selected based on steady population growth and strong rental demand, providing for attractive potential yields and potential capital appreciation. Our team of dedicated personnel is also capable of identifying opportunities for homes sold in bulk by institutions or competitors, performing underwriting to determine the expected rents, expenses and renovation costs, obtaining title insurance and reviewing local covenant conditions and restrictions.

  When a home is acquired through our traditional acquisition channel, if it is not occupied, we promptly begin the renovation process, during which the property is thoroughly evaluated. Any resulting work is presented for bid to approved contractors, which we maintain in each of our markets. We have negotiated quantity discounts in each of our markets for products that we regularly use during the renovation process, such as paint, window blinds and flooring. By establishing and enforcing best practices and quality consistency, we believe that we are able to reduce the costs of both materials and labor. If a home that is acquired remains occupied, the renovation process may be postponed. However, an assessment is made of potential renovation work that must be addressed once the property can be accessed.

  We have found that a rapid response to renovating our homes improves our relationship with the local communities and homeowners' associations ("HOAs"), enhancing the "AMH" brand recognition and loyalty. Historically, it has taken approximately 20 to 90 days to complete the renovation process, which will fluctuate based on our overall acquisition volume as well as availability of construction labor and materials. Properties are typically leased approximately 20 to 40 days after completing the renovation process.

- **Property Management.** We have developed an extensive internal property management infrastructure, with modern systems, dedicated personnel and local offices. We directly manage all of our properties, including those held in our unconsolidated joint ventures, generally without the engagement of a third-party manager. A third-party manager may be utilized temporarily subsequent to a bulk portfolio acquisition as we transition the properties into our property management infrastructure or evaluate the performance of potential new markets.

- **Marketing and Leasing.** We are responsible for establishing rental rates, marketing and leasing properties (including screening prospective tenants) and collecting and processing rent. We establish rental rates centrally, using data-driven pricing models, supported by analysis from the local property management teams in each market. Factors considered in establishing the rental rates include a competitive analysis of rents, the size and age of the house, and many qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services. We advertise the available properties through multiple channels, including our website, online marketplaces, MLS, yard signs and local brokers. Substantially all of our homes are shown using technology-driven "self-guided" showings.

Prospective tenants are evaluated in a standardized manner. Our application and evaluation process includes obtaining appropriate identification, a thorough evaluation of credit and household income and a review of the applicant's rental history. Although we require a minimum household credit score and income to rent ratio, all factors are taken into consideration during the tenant evaluation process, including an emphasis on rental payment history. On average, household credit scores and income to rent ratios of approved applicants are significantly in excess of our minimum requirements. We collect the majority of rent electronically via Automated Clearing House transfer or direct debit to the tenant's checking account via a secure tenant portal on our website. An auto-pay feature is offered to facilitate rent payment. Tenants' charges and payment history are available to tenants online through the tenant portal. Tenants who do not pay rent by the late payment date (typically within five calendar days of the due date) will receive notification and are assessed a late fee, in jurisdictions where allowable. Eviction is a last resort, and the eviction process is managed in compliance with local and state regulations. The eviction process is documented through a property management system with all correspondence and documentation stored electronically.

- ***Tenant Relations and Property Maintenance.*** We are also responsible for most property repairs and maintenance and tenant relations. Our tenants can request maintenance through our online website, our 24/7 emergency line to handle after-hours issues, or through our local property management office or call center. As part of our ongoing property management, we conduct routine repairs and maintenance as appropriate to maximize long-term rental income and cash flows from our portfolio, and are increasingly performing this work using in-house employees as opposed to third-party vendors. In addition, our local teams are involved in periodic visits to our properties to help foster positive, long-term relationships with our tenants, to monitor the condition and use of our homes and to ensure compliance with HOA rules and regulations.

- ***Systems and Technology.*** Effective systems and technology are essential components of our process. We have made significant investments in our operating, accounting and asset management systems. They are designed to be scalable to accommodate continued growth in our portfolio of homes. Our website is fully integrated into the tenant accounting and leasing system. From the website, which is accessible from mobile devices, prospective tenants can browse homes available for rent, request additional information and apply to rent a specific home. Through the tenant portal existing tenants can set up automatic payments. The system is designed to handle the accounting requirements of residential property accounting, including accounting for security deposits and paying property-level expenses. The system obtains credit information from a major credit bureau, which is used to evaluate prospective tenant rental applications.

## Insurance

We maintain property, liability and corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees' and officers' errors and omissions, cyber liability, employment practice liability and workers' compensation. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage is subject to substantial deductibles and carve-outs, and we will be self-insured up to the amount of such deductibles and carve-outs. We have a wholly owned captive insurance company, American Dream Insurance, LLC, which provides general liability insurance coverage for losses below the deductible under our third-party liability insurance policy. We created American Dream Insurance, LLC as part of our overall risk management program and to stabilize our insurance costs, manage exposure and recoup expenses through the functions of the captive program.

See Part I, "Item 1A. Risk Factors—Risks Related to Our Business—We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions" and Part I, "Item 1A. Risk Factors—Risks Related to the Real Estate Industry—Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results."

## Competition and Trends in Market Demand

We face competition from different sources in each of our two primary activities: developing properties and renting our properties. Our primary competitors in acquiring land assets for our AMH Development Program are public and private homebuilders and developers and our primary competitors for tenants are other residential rental landlords. Competition may increase the prices for land that we would like to purchase, reduce the amount of rent we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our AMH Development Program, our extensive in-house property management infrastructure and market knowledge provide us with competitive advantages. Further, we have benefited from increases in long-term demand due to population growth in households desiring detached single-family homes, the surge in demand for larger living spaces, and increases in mortgage rates which have made home ownership more expensive. We expect these trends to continue into 2026. However, if these trends diminish, mortgage rates decline, or there is an increase in supply of alternative housing options, demand for our single-family rental homes may be impacted. In addition to these recent trends, we also believe the persistent national housing shortage and the progression of the millennial demographic into "family formation" years will continue to drive long-term demand for our single-family rental homes.

## Regulation

### General

Our properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various HOAs where such properties are located. We believe that we are in material compliance with such covenants, laws, ordinances and rules, and we also require that our tenants agree to comply with such covenants, laws, ordinances and rules in their leases with us.

Various legislative and regulatory bodies, including at the federal, state and local level, have been focused on the shortage of residential housing in the U.S. and significant increases in the cost of housing. Some states and local jurisdictions continue to propose and pass regulations (i) restricting landlords' ability to screen applicants, raise rents, process evictions and terminate tenancies, (ii) imposing prohibitions or limitations on corporate entities purchasing and renting single-family homes, (iii) restricting developers from selling single-family homes to corporate entities intending to rent such homes, (iv) imposing tax and financial disincentives on corporate ownership of single-family homes for rent, or (v) imposing adverse zoning restrictions on corporate ownership of single-family homes for rent. Similar restrictions are being considered at the federal level. There has been vigorous and continuing political debate and discussion, which we participate in, with respect to residential housing laws and regulations. We are currently monitoring these types of laws and regulations, including proposed laws and regulations. We cannot be certain if or when any specific proposal or policy might be announced or adopted by governmental authorities, and, if so, what the effects on us may be.

### Fair Housing Act

The Fair Housing Act ("FHA") and its state law counterparts, and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. Our properties are in substantial compliance with the FHA and other regulations.

### Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See Part I, "Item 1A. Risk Factors—Risks Related to Our Business—Contingent or unknown liabilities associated with our property acquisitions could adversely affect our financial condition, cash flows and operating results" and Part I, "Item 1A. Risk Factors—Risks Related to the Real Estate Industry—Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results."

### REIT Qualification

AMH has elected to be taxed as a REIT commencing with our first taxable year ended December 31, 2012. Our qualification as a REIT, and maintenance of such qualification, depends upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended (the "Code"), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2012, we have been organized in conformity with the requirements for qualification and taxation as a REIT.

As a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we currently distribute to our shareholders, but taxable income generated by any of our taxable REIT subsidiaries (our "TRS") will be subject to U.S. federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they generally distribute annually at least 90% of their REIT taxable income, determined without regard to the dividends paid deduction and any net capital gains to their shareholders. If AMH fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Even if AMH qualifies as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income.

## Human Capital Management

Our success depends on our ability to attract, retain and grow a skilled and engaged workforce to care for our residents and our portfolio of high-quality homes. We are committed to creating and maintaining a great place to work with an inclusive culture, competitive benefits and opportunities for training and growth. Our commitment to human capital development is a focus of not just our executive leadership, but also our board of trustees. The Human Capital and Compensation Committee of the board of trustees oversees the Company's human capital programs and policies, such as employee retention and development, and regularly meets with executive leadership to discuss these issues. As of December 31, 2025, we had 1,598 dedicated employees. None of our employees are covered by a collective bargaining agreement.

### Employee Engagement

To index employee satisfaction and maintain a pulse on how our employees are doing, we use a survey platform that invites dialogue and feedback on a voluntary, confidential and anonymous basis. To ensure ongoing monitoring of trends, we regularly conduct pulse surveys of all employees. During the year ended December 31, 2025, we maintained a healthy 80% participation rate, with over 10,000 comments received. Results are then aggregated via a secure third-party platform for analysis, and a summary dashboard is presented quarterly to the board's Human Capital and Compensation Committee to maintain awareness of employee sentiment. Senior leadership then reviews and acts on this feedback as appropriate.

We recognize that people thrive when they have the means to meet their needs and goals, both in and out of the workplace. To support our employees in living more fulfilled lives, we maintain a broad range of benefits that promote their physical, emotional and financial wellness. All full-time employees are eligible for our comprehensive benefits package, which includes robust healthcare and life insurance options, a 401(k) retirement plan with company contributions that vest immediately, an employee stock purchase plan, a tuition reimbursement plan, paid time off and our employee wellness programs.

During the year ended December 31, 2025, employee turnover was 32.6%.

### Inclusion and Belonging

We believe that teams comprised of individuals with a broad range of identities, backgrounds, experiences, perspectives and viewpoints improve dialogue and decision-making in both the workplace and the boardroom, contributing to overall organizational effectiveness. We try to foster inclusion and belonging through three principles – embrace individual differences, treat people fairly and create a sense of community and belonging. These principles guide how we engage one another in the workplace.

One way we promote a sense of belonging and encourage an environment of respect is through our "Valuing Differences" learning series which is offered to all new employees within their first six months of employment. The program helps employees develop tools for effective communication to strengthen working relationships. The program also helps employees learn about the policies and initiatives developed by AMH to promote a fair and inclusive workplace and actionable ways to translate these insights into tools to become more effective leaders.

### Training and Development

We provide training designed to enhance the business and technical skills necessary for our employees to succeed in their roles and advance their careers at the Company. From their first day with us, we aim to provide our team members with the tools and training necessary to succeed. Employees are guided through their professional journey by a Development Growth Plan that identifies activities, experiences and milestones for their growth. This systematic review of skills and strengths facilitates a continuous process of leadership development, pipeline development and succession planning. We provided approximately 51,400 hours of training to employees, an average of 32 hours per employee, during the year ended December 31, 2025.

### Workplace Safety

The health and safety of our employees is a top priority. We have implemented company-wide policies that address occupational health and safety concerns and offer programs that address these topics. We provide annual safety training for all employees, and every employee in a safety-sensitive position is required to complete additional relevant training. Our OSHA Recordable Incident Rate for 2025 was 2.1, which is below the national average rate and demonstrates our commitment to maintaining a safe and healthy environment.

**Seasonality**

We believe that our business and related operating results will be impacted by seasonal factors throughout the year. Historically, we have experienced higher levels of tenant move-outs and move-ins during the late spring and summer months, which impacts both our rental revenues and related turnover costs. Our property operating costs are seasonally impacted in certain markets for expenses such as HVAC repairs, turn costs and landscaping expenses during the summer season. Additionally, our single-family properties are at greater risk in certain markets for adverse weather conditions such as hurricanes in the late summer months and extreme cold weather in the winter months.

**Available Information**

Our website address is www.amh.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file the report with or furnish it to the Securities and Exchange Commission ("SEC"). This information is also available in print to any shareholder who requests it, with any such requests addressed to Investor Relations, AMH, 280 Pilot Road, Las Vegas, Nevada 89119. We also make available free of charge on our website our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and the charters of the Audit Committee, Human Capital and Compensation Committee and Nominating and Corporate Governance Committee of the Company's board of trustees. We intend to disclose on our website any changes to, or waivers from, our Code of Business Conduct and Ethics. The information contained on our website shall not be deemed to be incorporated by reference into this or any other report we file with, or furnish to, the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

# ITEM 1A. RISK FACTORS

*Set forth below are the risks that we believe are material to our shareholders. You should consider these risks carefully when evaluating our company and our business. The risks described below may not be the only risks we face. Additional risks of which we are currently unaware or that we currently consider immaterial also may impact our business. Some statements in the following risk factors are forward-looking statements. See the section entitled "Cautionary Note Regarding Forward-Looking Statements."*

## Risks Related to Our Business

### Our revenue and expenses are not directly correlated, and because a large percentage of our costs and expenses are fixed, we may not be able to adapt our cost structure to offset declines in our revenue.

Most of the expenses associated with our business, such as repairs and maintenance costs, real estate taxes, HOA fees, insurance, utilities, personal and ad valorem taxes, employee wages and benefits and other general corporate expenses, are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Some components of our fixed assets depreciate more rapidly and will require a significant amount of ongoing capital expenditures. Our expenses and ongoing capital expenditures also will be affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period. By contrast, our rental income is affected by many factors beyond our control such as the availability of alternative rental housing and economic conditions in our target markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property. As a result, we may not be able to fully offset rising costs and capital spending by raising rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

### High inflation could adversely affect our operating results.

We have experienced periods of high inflation since the start of 2021 and inflation continues to remain at elevated levels compared to years prior to 2021. Inflationary pressures increase our direct and indirect operating and development costs, including for labor at the corporate, property management and development levels, third-party contractors and vendors, building materials, insurance, transportation and taxes. Although our leases permit some price increases to be charged back to our tenants, such as with increased energy prices, to the extent we are unable to offset inflationary cost increases through higher rents or other measures, our operating results will be adversely affected. Our residents may also be adversely impacted by higher cost of living expenses, including food, energy and transportation, which may increase our rate of tenant defaults and harm our operating results.

### Significant increases in property taxes could adversely affect our operating results.

Property taxes are a significant component of our property operating expenses. If property taxes, over which we have no control, were to increase significantly in the future, and if we are unable to increase rental rates to offset such increased expense, it would adversely affect our operating results, including our net operating income.

### The loss of key management and staff could materially and adversely affect us.

We rely on our key management and staff to carry out our business and to execute on our strategic plan. We face intense competition for retaining and hiring skilled employees, particularly with respect to our development activities. The loss of the services of key management and staff, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results. In addition, the costs of retaining skilled management and staff could reduce our profitability.

### New and proposed laws and regulations restricting institutional ownership of single-family homes could impede our ability to operate or grow our business.

Various legislative and regulatory bodies, including at the federal, state and local level, have been focused on the shortage of residential housing in the U.S. and significant increases in the cost of housing. Some states and local jurisdictions have passed or proposed regulations (i) imposing prohibitions or limitations on corporate entities purchasing and renting single-family homes, (ii) restricting developers from selling single-family homes to corporate entities intending to rent such homes, (iii) imposing tax and financial disincentives on corporate ownership of single-family homes for rent, and (iv) imposing adverse zoning restrictions on corporate ownership of single-family homes for rent. Similar restrictions are being considered at the federal level. We expect this trend to continue given the current political climate. Any such laws or regulations could impose significant costs, could require that we suspend or limit property acquisitions or otherwise modify or cease existing business practices or divest properties, could restrict the locations where we can operate our business, and could adversely impact our tax profile, including our status as a REIT.

***Our investments are, and are expected to continue to be, concentrated in single-family properties and we have a significant number of properties in certain geographic markets, which exposes us to significant risks if there are adverse conditions in our sector or our key markets.***

Our investments are, and are expected to continue to be, concentrated in single-family properties. In addition, our strategy is to concentrate our properties in select geographic markets that we believe favor future growth in rents and valuations. For example, 57.9% of our operating properties are located in Atlanta, GA, Charlotte, NC, Dallas-Fort Worth, TX, Nashville, TN, Jacksonville, FL, Phoenix, AZ, Indianapolis, IN, Tampa, FL, Las Vegas, NV and Houston, TX. A downturn or slowdown in the rental demand for single-family housing generally, or in our target markets specifically, caused by adverse economic, regulatory or environmental conditions, or other events, would have a greater impact on our operating results than if we had more diversified investments. Similarly, given our geographic concentrations, a natural disaster, such as an earthquake, tornado, hurricane, flood or wildfire in one of our key markets could have a significant negative effect on our financial condition and results of operations.

***We may not be able to effectively control the timing and costs relating to the renovation of properties, which may adversely affect our operating results and our ability to make distributions.***

From time to time, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and perform significant renovations and repairs that tenant deposits and insurance may not cover. Our properties also have infrastructure and appliances of varying ages and conditions. We routinely retain independent contractors and trade professionals to perform repair work and are exposed to all risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors, delays in receiving work permits and certificates of occupancy and poor workmanship. Supply chain issues and labor force issues increase these risks. If our assumptions regarding the costs or timing of renovation and maintenance across our properties prove to be materially inaccurate, our operating results may be adversely affected.

***Our success depends on us attracting and retaining quality tenants.***

We depend on rental income for substantially all of our revenues, and to succeed we must attract and retain qualified tenants. We face competition for quality tenants from other lessors of single-family properties, apartment buildings and condominium units, and the continuing development of single-family properties, apartment buildings and condominium units in many of our markets increases the supply of housing and exacerbates competition for tenants. Competing properties may be newer, better located and more attractive to tenants, or may be offered at more attractive rents. Additionally, some competing housing options, like home ownerships, may qualify for government subsidies or other incentives that may make such options more affordable and therefore more attractive than renting our properties. These competitive factors will impact our occupancy and the rents we can charge. If we are not effective at leasing our properties to quality tenants, a significant number of our tenants may fail to meet their lease obligations or fail to renew their leases. Damage to our properties caused by tenants may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

***Bulk portfolio acquisitions subject us to the risk of acquiring properties that do not fit our target investment criteria and may be costly or time consuming to divest, which may adversely affect our operating results.***

We have occasionally acquired and may continue to acquire properties purchased as portfolios in bulk from other owners of single-family homes. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain properties purchased in bulk portfolios do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, these properties, which could take an extended period of time and may not result in a sale at an attractive price. We may also experience delays in integrating the information systems and property and tenant information of the acquired properties which could adversely affect operating results.

***Our significant development activities expose us to additional operational and real estate risks, which may adversely affect our financial condition and operating results.***

We have a significant development program that involves the acquisition of land and construction of homes. Rental home construction can involve substantial up-front costs to acquire land and to build a rental home or rental community before a home is available for rent and generates income. Building rental homes and rental communities also involves significant risks to our business, such as delays or cost increases due to changes in or failure to meet regulatory requirements, including permitting and zoning regulations, failure of lease rentals on newly-constructed properties to achieve anticipated investment returns, inclement weather, adverse site selection, unforeseen site conditions or shortages of suitable land, construction materials and labor and other risks described below. We may be unable to achieve building new rental homes and rental communities that generate acceptable returns and, as a result, our growth and results of operations may be adversely impacted.

***Our success in expanding our development activities depends in large part on our ability to acquire land in our target markets that is suitable for residential homebuilding and meets our land investment criteria.***

In the past, there has been strong competition among homebuilders for land that is suitable for residential development. The future availability of finished and partially finished developed lots and undeveloped land that meet our internal criteria depends on a number of factors outside our control, including land availability, competition with other homebuilders and land buyers for desirable property, inflation in land prices, zoning, allowable housing density, and other regulatory requirements. Should suitable lots or land become less available in our target markets, the number of homes we could build and lease could be reduced or we may need to expand to potentially less desirable areas, and the cost of land could increase, perhaps substantially, which could adversely impact our growth and results of operations.

***If we experience disruptions, shortages or increased costs of labor and supplies or other circumstances beyond our control, there could be delays or increased costs in constructing new rental homes, which could adversely affect our business.***

Our ability to build new rental homes may be adversely affected by circumstances beyond our control, including: work stoppages, labor disputes, and shortages of qualified trades people, such as carpenters, roofers, masons, electricians, and plumbers; changes in laws relating to union organizing activity; lack of availability of adequate utility or infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured or may not, despite our quality control efforts, engage in proper construction practices or comply with applicable regulations; inadequacies in components purchased from building supply companies; and shortages or delays in availability of building materials, including as a result of supply-chain issues, or fluctuations in prices of building materials, such as the cost of lumber, or in labor costs. Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, constructing new rental homes.

***Our short-term leases require us to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis or at all.***

The majority of our new leases have a duration of one year. As these leases permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Our tenant turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base such estimates. Moreover, we cannot assure you that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results and ability to make distributions to our shareholders could be adversely affected.

***We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions.***

We attempt to adequately insure our properties to cover casualty losses. However, many of the policies covering casualty losses may be subject to substantial deductibles and carveouts, and we will be self-insured up to the amount of the deductibles and carveouts. Our wholly-owned captive insurance company, American Dream Insurance, LLC, provides general liability insurance coverage for losses below the deductible under our third-party liability insurance policy, and we may increase our utilization of our captive insurance company for additional insurance coverage over time. If we experience a loss and our captive insurance company is required to pay under its insurance policies, we would ultimately record the loss to the extent of the required payment. Therefore, insurance coverage provided by our captive insurance company should not be considered the equivalent of third-party insurance, but rather as a modified form of self-insurance. There are also certain losses, including losses from floods, windstorms, fires, earthquakes, hurricanes, acts of war, acts of terrorism or riots, that may not be fully insured or insured at all due to the impracticability or limitations of coverage. In addition, changes in the cost or availability of insurance could expose us to greater uninsured or self-insured casualty losses. If we incur a casualty loss that is not fully covered by third-party insurance, the value of our assets will be reduced by the amount of any such uninsured or self-insured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect our financial condition, operating results, cash flows and ability to make distributions. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

***Contingent or unknown liabilities associated with our property acquisitions could adversely affect our financial condition, cash flows and operating results.***

We may acquire properties that are subject to contingent or unknown liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for or with respect to liens attached to properties, unpaid real estate tax, utilities or HOA charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors or other persons dealing with the acquired entities and tax liabilities, among other things. Purchases of single-family properties acquired from lenders or in bulk purchases typically involve few or no representations or warranties with respect to the properties. Such properties often have unpaid tax, utility and HOA liabilities for which we may be obligated but fail to anticipate. In each case, our acquisition may be without any, or with only limited, recourse against the sellers with respect to unknown liabilities or conditions. As a result, if any such liability were to arise relating to our properties, or if any adverse condition exists with respect to our properties that is in excess of our insurance coverage, we might have to pay substantial amounts to settle or cure it, which could adversely affect our financial condition, cash flows and operating results. In addition, the properties we acquire may be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process, and such restrictions may adversely affect our ability to utilize such properties as we intend. Municipalities, counties, or HOAs could also enact new covenants, ordinances, moratoria, or other regulations restricting or prohibiting leasing, which could adversely affect our ability to acquire, develop, or utilize properties.

***We are highly dependent on information systems and systems failures and delays could significantly disrupt our business, which may, in turn, adversely affect our financial condition and operating results.***

Our operations are dependent upon our resident portal and property management platforms, including marketing, leasing, vendor communications, finance, intracompany communications, resident portal and property management platforms, which include certain automated processes that require access to telecommunications or the Internet, each of which is subject to system security risks. Certain critical components of our platform are dependent upon third-party service providers and a significant portion of our business operations are conducted over the Internet. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the Internet or operations at our third-party service providers, including viruses or hackers that could penetrate network security defenses and cause system failures and disruptions of operations. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the Internet or at our third-party service providers could negatively impact our operations.

***If our confidential information is compromised or corrupted, including as a result of a cybersecurity incident, our business operations and reputation could be damaged, which could adversely affect our financial condition and operating results.***

We have been and we expect we will in the future be subject to third party attempts to gain unauthorized access to our systems and systems maintained by third-party vendors with which we do business in order to disrupt operations, corrupt data or steal confidential information, including information regarding our residents, prospective tenants, and employees. Information security risks have generally increased in recent years due to the rise in new technologies, such as artificial intelligence ("AI"), and the increased sophistication and activities of perpetrators of cyber-attacks. In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current tenants, our employees and third-party service providers in our branch offices and on our networks and website, or the networks of our third-party vendors. The secure processing and maintenance of this information is critical to our operations and business strategy. Notwithstanding our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

Despite protective measures we have taken, our systems and systems maintained by third-party vendors with which we do business are vulnerable to damage from any number of sources. We face cybersecurity threats, including system, network or Internet failures, cyber-attacks, ransomware and other forms of malware, computer viruses, attachment to emails, phishing attempts or other scams.

These attacks may also originate from persons inside our organization and persons/vendors with access to our systems. Our information technology networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations. Even the most well-protected information systems remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected, and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures and thus it is impossible for us to entirely mitigate this risk.

Although we have implemented a variety of security measures intended to protect the confidentiality and security of this information (refer to Part I, "Item 1C. Cybersecurity" in this report for more information about our cybersecurity risk management and governance) and also maintain cyber risk insurance to provide some coverage for certain risks arising out of data and network breaches, there can be no assurance that these measures will prevent a cybersecurity incident or that our cyber risk insurance coverage will be sufficient in the event of a cyber-attack. Any such cybersecurity incident could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, the loss of our residents, disruption to our operations and the services we provide to residents, public disclosure of competitively sensitive information or damage our reputation, any of which could adversely affect our financial condition and operating results.

Furthermore, increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm us.

Although none of the cyber-attacks and incidents we have identified to date has had a material impact on our business or operations, we expect to continue to identify cyber-attacks and cybersecurity incidents on our systems and the systems of our third-party vendors, and we cannot predict the potential impact of future cyber-attacks and cybersecurity incidents on our business. The occurrence of any substantial future cyber-attacks and cybersecurity incidents could materially impact our business, which could adversely affect our financial condition and operating results.

*HOA rules and restrictions subject us to increased costs and restrict our business operations.*

A significant number of our properties are part of HOAs, which are private entities that regulate the activities of, and levy assessments on properties in, a residential subdivision. HOAs in which we own properties may have onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific materials in renovations. The number of HOAs that impose limits on the number of property owners who may rent their homes is increasing. Such restrictions limit acquisition opportunities and could cause us to incur additional costs to resell the property and opportunity costs of lost rental income. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas and we may have tenants who violate HOA rules and for which we may be liable as the property owner and for which we may not be able to obtain reimbursement from the resident. Additionally, the boards of directors of the HOAs may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing the property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

*Joint venture investments that we make could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and disputes between us and our joint venture partners.*

We have co-invested, and may continue to co-invest in the future, with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. As a result, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity which could, among other things, impact our ability to satisfy the REIT requirements. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners would have full control over the partnership or joint venture. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, our partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. In addition, we may not be able to close joint ventures on the anticipated schedule or at all. Each of these factors may result in returns on these investments being less than we expect and our financial and operating results may be adversely impacted.

*We are involved in a variety of litigation.*

We are involved in a range of legal actions in the ordinary course of business. These actions may include, among others, eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or servicer), disputes arising over potential violations of HOA rules and regulations and issues with local housing officials arising from the condition or maintenance of the property, outside vendor disputes and employee disputes. These actions can be time consuming and expensive and may adversely affect our reputation. For example, eviction proceedings by owners and operators of single-family homes for lease have recently been the focus of negative media attention. While we intend to vigorously defend any non-meritorious action or challenge, we cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

*Government investigations or legal proceedings brought by governmental authorities may result in significant costs and expenses and reputational harm and may divert resources from our operations.*

We are subject to new and changing legislation and regulations, including the Fair Housing Act, legislation and regulation relating to residential housing, and environmental regulations. From time to time, we are subject to government inquiries and investigations and legal proceedings brought by governmental authorities. These inquiries, investigations and any related legal proceedings may result in significant costs and expenses, including legal fees, and divert management attention and company resources from our operations and execution of our business strategy. If any such proceedings are resolved adversely, governmental agencies could impose damages and fines, and may issue injunctions, cease and desist orders, bars on serving as a public company officer or director and other equitable remedies against us or our directors and officers. The financial costs could be in excess of our insurance coverage or not be covered by our insurance coverage. Any governmental legal proceeding, whether or not resolved adversely, could also negatively impact our reputation.

*Elevated interest rates could adversely impact us and our tenants.*

Since 2022, interest rates have been at relatively high levels compared to recent years. This has increased our cost of new debt or preferred capital, increased the borrowing costs under our credit facility, and has impacted the relative attractiveness of the dividend yield on our common shares. Increases in our cost of capital impact our assessment of the yields we consider appropriate to support pursuing property acquisition and development opportunities and thus can impact our external growth prospects. The degree and pace of these changes have had and may continue to have adverse macroeconomic effects that have and may continue to have adverse impacts on our tenants, including as a result of economic recession, increased unemployment or underemployment, slowing wage growth, decreasing purchasing power due to inflation, and increased financing costs. For more information on interest rate risk, see Part II, "Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

*Our revolving credit facility and unsecured senior notes contain financial and operating covenants that could restrict our business and investment activities.*

Our revolving credit facility and unsecured senior notes contain financial and operating covenants, such as debt ratios, minimum liquidity, unencumbered asset value, minimum debt service coverage ratio, and other limitations that may restrict our ability to make distributions or other payments to the Company's shareholders and the Operating Partnership's ability to make distributions on its OP units and may restrict our investment activities. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our shareholders. Further, such restrictions could adversely impact our ability to maintain our qualification as a REIT for tax purposes. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of additional debt, substantial impairments in the value of our properties or changes in general economic conditions. If we violate covenants in our financing arrangements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms or at all.

*Pandemics and other public health emergencies could have a material adverse effect on our business, results of operations, cash flows, and financial condition.*

A pandemic and other public health emergencies could negatively impact the global economy, disrupt financial markets and international trade, and result in varying unemployment levels, all of which could negatively impact our business, results of operations, cash flows, and financial condition. These types of events could lead governments and other authorities around the world, including federal, state and local authorities in the United States, to impose measures intended to mitigate the issue, including restrictions on freedom of movement and business operations such as issuing guidelines, travel bans, border closings, business closures, quarantine orders, and orders not allowing the collection of rents, rent increases, or eviction of non-paying tenants.

*Our use of artificial intelligence could expose us to various risks.*

We have begun to utilize AI technologies in various aspects of our business, including applications for data analysis, software development, customer communication, employee productivity and cybersecurity monitoring. Prior to our deployment of AI technologies, such technologies are subject to an AI governance framework requiring the identification of risks associated with each use of each AI application. Based on an initial risk classification of an AI use case, a committee is convened comprising members from the business, legal, IT and cybersecurity teams, which assesses the risks and benefits of the use case and approves or disapproves the application for use within the business. Once approved, use cases are inventoried and periodically reviewed for productivity and compliance purposes. Even with this governance framework, AI technologies are susceptible to errors and other malfunctions which could lead to operational challenges and reputational risks. In addition, we may be subject to increased regulations related to our use of AI, including regulations related to privacy, data security and intellectual property rights, which could expose us to legal risks.

## Risks Related to the Real Estate Industry

*Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.*

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which properties may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the development, acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, financial condition, results of operations and, consequently, amounts available for distribution to shareholders and unitholders.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of residents, existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability and/or other sanctions.

*Tenant relief laws, including laws restricting evictions, rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.*

As the landlord of numerous properties, we may evict tenants who are not paying their rent or are otherwise in material violation of their lease. Eviction activities impose legal and managerial expenses that raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, landlord-tenant laws may impose legal duties to assist tenants in relocating to new housing, or restrict the landlord's ability to recover certain costs or charge tenants for damage caused by them. Because such laws vary by state and locality, we and any regional and local property managers we hire will need to take all appropriate steps to comply with all applicable landlord tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation, or if we settle such litigation. Furthermore, rent control laws or other regulations that may limit our ability to increase rental rates may affect our rental income. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected. We believe these types of measures will continue given increasing political support.

***Class action, tenant rights and consumer demands, litigation and adverse media publicity could directly limit and constrain our operations and may result in significant litigation expenses.***

Certain organizations, including tenant rights and housing advocacy organizations, have been critical of our business model. We have been and may in the future be a target of litigation and adverse media publicity driven by these organizations. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such actions might take, or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain our business operations or may generate unfavorable publicity for our business. If they are successful in any such endeavors, they could directly limit and constrain our operations, adversely impact our business and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

***Extreme weather events can adversely affect our business.***

We have been and may continue to be adversely impacted by extreme weather events, such as hurricanes, floods, droughts and wildfires. In addition to direct costs relating to these events, including property damage and delays in leasing or development projects, the increases in property damage due to these events have also contributed to the increases in costs we have faced in property insurance.

***It would be difficult for us to quickly generate cash from sales of our properties.***

Real estate investments, particularly large portfolios of properties, are relatively illiquid. If we had a sudden need for significant cash, it would be difficult for us to quickly sell our properties. Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through a TRS.

### Risks Related to Our Ownership, Organization and Structure

***Our senior management, trustees and their affiliates may have significant voting influence due to their stock ownership.***

Members of the Company's senior management, trustees and their affiliates collectively hold significant amounts of the Company's Class A common shares, entitled to one vote each, and Class B common shares, entitled to 50 votes each and which convert into Class A common shares on a one for one basis for every 49 partnership units converted, and Class A units in the Operating Partnership, which are nonvoting. This structure was put in place when the Company was organized to provide voting rights to holders of units in the Operating Partnership corresponding with their equity ownership. All members of the Company's senior management, trustees and their affiliates collectively hold Class A common shares or Class B common shares that represent approximately 15.6% of the current voting power of the Company as of December 31, 2025. Assuming the conversion of all of the Class A units held by these individuals into Class A common shares, they would own approximately 24.9% of the voting power of the Company based on the Company's outstanding common shares as of December 31, 2025. The Hughes Family and affiliates own all of the Class B common shares and, together with the Class A common shares they own, hold 15.4% of the voting power of the Company. Our senior management, trustees and affiliates have and are expected to continue to have the ability to significantly influence all matters submitted to a vote of the Company's shareholders, including electing trustees, changing the Company's charter documents and approving extraordinary transactions, such as mergers. Their interest in such matters may differ from other shareholders and may also make it more difficult for another party to acquire or control the Company with their votes.

***Provisions of the Company's declaration of trust may limit the ability of a third-party to acquire control of the Company by authorizing the Company's board of trustees to issue additional securities.***

The Company's board of trustees may, without shareholder approval, amend its declaration of trust to increase or decrease the aggregate number of the Company's shares or the number of shares of any class or series that the Company has the authority to issue and to classify or reclassify any unissued common or preferred shares, and set the preferences, rights and other terms of the classified or reclassified shares. As a result, the Company's board of trustees may authorize the issuance of additional shares or establish a series of common or preferred shares that may delay or prevent a change in control of the Company, including transactions at a premium over the market price of the Company's shares, even if the Company's shareholders believe that a change in control is in their interest. These provisions, along with the restrictions on ownership and transfer contained in the Company's declaration of trust and certain provisions of Maryland law, could discourage unsolicited acquisition proposals or make it more difficult for a third-party to gain control of the Company, which could adversely affect the market price of the Company's securities.

***Provisions of Maryland law may limit the ability of a third-party to acquire control of us by requiring the Company's board of trustees or shareholders to approve proposals to acquire our company or effect a change in control.***

Certain provisions of the Maryland General Corporation Law (the "MGCL") applicable to Maryland real estate investment trusts may have the effect of inhibiting a third-party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-prevailing market price of their shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two super-majority shareholder voting requirements on these combinations, unless, among other conditions, our common shareholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares; and

- "control share" provisions that provide that our "control shares" (defined as voting shares that, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also trustees of our company.

By resolution of the Company's board of trustees, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from those provisions, provided that the business combination is first approved by the Company's board of trustees (including a majority of trustees who are not affiliates or associates of such persons). In addition, pursuant to a provision in the Company's bylaws, we have opted out of the MGCL's control share provisions of the MGCL. However, the Company's board of trustees may by resolution opt into the business combination provisions and we may, by amending the Company's bylaws, opt into the control share provisions of the MGCL in the future.

### Risks Related to Qualification and Operation as a REIT

***Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders.***

We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT and that our current organization and proposed method of operation will enable us to continue to qualify as a REIT. However, we have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT. As a result, we cannot assure you that we qualify or that we will remain qualified as a REIT.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

- we would not be allowed a deduction for dividends paid to our shareholders in computing our taxable income and would be subject to U.S. federal income tax at the regular corporate tax rate (currently 21%); and

- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to our shareholders and may choose to deploy available cash in a different manner. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our preferred and common shares.

***Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.***

Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code. Finally, we could, in certain circumstances, be required to pay an excise or penalty tax or interest charge (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT and to avoid the imposition of an entity-level tax. Any of these taxes or interest charges would decrease cash available for distribution to our shareholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets through a TRS or other subsidiary corporations that are subject to U.S. federal, state and local corporate taxes. Any of these taxes would decrease cash available for distribution to our shareholders.

***Complying with the REIT requirements may cause us to forgo and/or liquidate otherwise attractive investments.***

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our shares. To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forgo investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could reduce our income and amounts available for distribution to our shareholders. Thus, compliance with the REIT requirements may hinder our investment performance.

***The prohibited transactions tax may limit our ability to engage in sale transactions.***

A REIT's income from "prohibited transactions" is subject to a 100% tax. In general, "prohibited transactions" are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of real property that we hold. Although a safe harbor is available, for which certain sales of property by a REIT are not subject to the 100% prohibited transaction tax, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or we may conduct such sales through our TRS, which would be subject to U.S. federal and state income taxation. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis. For example, if we decide to acquire properties opportunistically to renovate in anticipation of immediate resale, we will need to conduct that activity through our TRS to avoid the 100% prohibited transactions tax.

The 100% tax described above may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits and the trading price of our shares.

***Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.***

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under the Code, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets or manages the risk of certain currency fluctuations, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS may only be carried forward and may only be deducted against 80% of future taxable income in the TRS.

***Our ownership of our TRS is subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.***

The Code provides that no more than 20% of the value of a REIT's assets may consist of shares or securities of one or more TRS. Our TRS earn income that otherwise would be nonqualifying income if earned by us. Our TRS also hold certain properties the sale of which may not qualify for the safe harbor for prohibited transactions described above. The limitation on ownership of TRS stock could limit the extent to which we can conduct these activities and other activities through our TRS. In addition, taxpayers, including TRS, are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. This provision may limit the ability of our TRS to deduct interest, which could increase its taxable income. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. There can be no assurance that we will be able to comply with the TRS limitation or avoid application of the 100% excise tax.

***You may be restricted from acquiring or transferring certain amounts of our shares.***

In order to qualify as a REIT, for each taxable year beginning with our taxable year ended December 31, 2013, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding equity shares at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our equity shares under this requirement. Additionally, at least 100 persons must beneficially own our equity shares during at least 335 days of a taxable year for each taxable year after 2012. To help insure that we meet these tests, the declaration of trust restricts the acquisition and ownership of our equity shares.

The Company's declaration of trust, with certain exceptions, authorizes the Company's board of trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the Company's board of trustees, the Company's declaration of trust prohibits any person, other than the Hughes family, which is subject to the "excepted holder limit" (as defined in the declaration of trust), and "designated investment entities" (as defined in the declaration of trust), from beneficially or constructively owning more than 8.0% in value or number of shares, whichever is more restrictive, of our outstanding common shares and more than 9.9% in value or number of shares, whichever is more restrictive, of any class or series of our preferred shares. The Company's board of trustees may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the applicable ownership limit would result in our failing to qualify as a REIT. These restrictions on ownership and transfer will not apply, however, if the Company's board of trustees determines that it is no longer in our best interest to continue to qualify as a REIT. The share ownership restrictions of the Code for REITs and the ownership and transfer restrictions in our declaration of trust may inhibit market activity in our equity shares and restrict our business combination opportunities.

***To satisfy the REIT distribution requirements, we may be forced to take certain actions to raise funds if we have insufficient cash flow which could materially and adversely affect us and the trading price of our common or preferred shares.***

To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and any net capital gains, and we will be subject to corporate income tax on our undistributed taxable income to the extent that we distribute less than 100% of our REIT taxable income each year, computed without regard to the dividends paid deduction. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to satisfy these distribution requirements to maintain our REIT status and avoid the payment of income and excise taxes, we may need to take certain actions to raise funds if we have insufficient cash flow, such as borrowing funds, raising additional equity capital, selling a portion of our assets or finding another alternative to make distributions to our shareholders. We may be forced to take those actions even if the then-prevailing market conditions are not favorable for those actions. This situation could arise from, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures or other non-deductible expenses, the creation of reserves, or required debt or amortization payments. Such actions could increase our costs and reduce the value of our common or preferred shares. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common or preferred shares, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect us and the trading price of our common or preferred shares.

***If a transaction intended to qualify as a Section 1031 tax-deferred exchange is later determined to be taxable or if we are unable to identify and complete the acquisition of a suitable replacement property to effect such a Section 1031 exchange, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of real properties on a tax-deferred basis.***

We have in the past and may from time to time in the future dispose of real properties in transactions that are intended to qualify as tax-deferred exchanges under Section 1031 of the Code ("Section 1031 Exchanges"). It is possible that the qualification of a transaction as a Section 1031 Exchange could be successfully challenged and determined to be currently taxable. In such cases, our taxable income would increase as would the amount of distributions we are required to make to satisfy our REIT distribution requirements and to avoid the imposition of an entity-level tax. This could increase the dividend income to our shareholders by reducing any return of capital they receive. In some circumstances, we may be required to pay additional dividends or, in lieu of that, corporate income tax, possibly including interest and penalties. As a result, we may be required to borrow in order to pay additional dividends or taxes, and the payment of such taxes could cause us to have less cash available to distribute to our shareholders. If a Section 1031 Exchange were later to be determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any reports we distributed to our shareholders. It is possible that legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or not possible for us to dispose of real properties on a tax-deferred basis.

***We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our outstanding common or preferred shares.***

The IRS, the United States Treasury Department and Congress frequently review U.S. federal income tax legislation, regulations and other guidance. We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or our shareholders. We urge you to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as "C" corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a "C" corporation.

***The "fast-pay stock" rules could apply if we issue preferred shares in a reopening, which could subject our shareholders to adverse U.S. federal income tax consequences.***

We have, and may continue to have, series of preferred shares outstanding with respect to which we have the ability to issue additional preferred shares of that series without shareholder approval (referred to as a "reopening" of the preferred shares). We may issue additional series of preferred shares in the future with the reopening feature. If we issue preferred shares in a reopening at a price that exceeds the redemption price of such preferred shares by more than a *de minimis* amount, those shares could be considered to be "fast-pay stock" under Treasury Regulations promulgated under Section 7701(l) of the Code (the "Fast-Pay Stock Regulations"). Under the Fast-Pay Stock Regulations, if stock of a REIT is structured so that dividends paid with respect to the stock are economically (in whole or in part) a return of the shareholder's investment (rather than a return on the shareholder's investment), the stock is characterized as "fast-pay stock," resulting in the adverse tax consequences described below. Under the Fast-Pay Stock Regulations, unless clearly demonstrated otherwise, our preferred shares are presumed to be fast-pay stock if they are issued for an amount that exceeds (by more than a *de minimis* amount, as determined under certain other Treasury Regulations) the amount at which the shareholder can be compelled to dispose of the shares ("Fast-Pay Stock"). Apart from the Fast-Pay Stock Regulations, no meaningful guidance exists regarding the determination of whether a dividend economically constitutes a return of investment for these purposes or how a taxpayer could clearly demonstrate otherwise.

If any of our preferred shares are determined to be Fast-Pay Stock, the U.S. federal income tax treatment of the holders of such Fast-Pay Stock (the "FP Shareholders") and our other shareholders (the "NFP Shareholders") would be as described below:

- The FP Shareholders would be treated as having purchased financing instruments from the NFP Shareholders. Such financing instruments would be deemed to have the same terms as the Fast-Pay Stock.

- Payments made by us on the Fast-Pay Stock would be deemed to be made by us to the NFP Shareholders, and the NFP Shareholders would be deemed to pay equal amounts to the FP Shareholders under the deemed financing instruments.

- Any Fast-Pay Stock would not be fungible for U.S. federal income tax purposes with other preferred shares.

- If an NFP Shareholder sells our shares, in addition to any consideration actually paid and received for such shares, (i) the buyer would be deemed to pay, and such NFP Shareholder would be deemed to receive, the amount necessary to terminate the NFP Shareholder's position in the deemed financing instruments at fair market value, and (ii) the buyer would be deemed to issue a financing instrument to the appropriate FP Shareholders in exchange for the amount necessary to terminate the NFP Shareholder's position in the deemed financing instruments. For any transactions that are not sales, but that affect any of our shares that are not Fast-Pay Stock, the parties to the transaction must make appropriate adjustments to properly take into account the Fast-Pay Stock arrangement.

While the character of the deemed payments and deemed financing instruments (for example, stock or debt) described above are determined under general U.S. federal income tax principles and depend on all the facts and circumstances, there is a lack of meaningful guidance regarding the consequences to us, the FP Shareholders and NFP Shareholders of the payments deemed made and received. For example, dividends received by the FP Shareholders generally could be treated as (i) additional dividend income to the NFP Shareholders and (ii) ordinary income, in whole or in part, to the FP Shareholders. In addition, the extent to which NFP Shareholders could deduct payments deemed made on the financing instruments and the withholding taxes and information reporting requirements that could apply are uncertain. Transactions involving fast-pay stock arrangements are treated as "listed transactions" for U.S. federal income tax purposes. Thus, if any preferred shares issued by us are treated as Fast-Pay Stock, we and our shareholders would be required to report our and their participation in the transaction on IRS Form 8886 on an annual basis with our and their U.S. federal income tax returns and also would be required to mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with those disclosure requirements could result in the assessment by the IRS of interest, additions to tax and onerous penalties. In addition, an accuracy-related penalty applies under the Code to any reportable transaction understatement attributable to a listed transaction if a significant purpose of the transaction is the avoidance or evasion of U.S. federal income tax. Finally, treatment as a listed transaction would mean that certain of our "material advisors" (as defined under applicable Treasury Regulations) also would be required to file a disclosure statement with the IRS. We and certain of our advisors could decide to file disclosure statements with the IRS on a protective basis to avoid the risk of penalties, even if it is uncertain that our preferred shares are in fact Fast-Pay Stock or that such advisor is a "material advisor." Prospective shareholders should consult their own tax advisors as to the application of these rules to their individual circumstances.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

We believe that having a strong cybersecurity program, including robust risk management and oversight procedures, is critical to our business success. Our cybersecurity program includes written policies and standards that follow the guidance of well-recognized industry cybersecurity frameworks.

**Management and Board Oversight**

We have a dedicated cybersecurity team led by our Vice President of Information Security ("CISO"), who reports on cybersecurity directly to our Chief Technology Officer ("CTO"), who reports to our Chief Financial Officer ("CFO"). Our CISO has significant experience in cybersecurity and IT compliance, is a member of InfraGard, a national non-profit organization serving as a public-partnership between U.S. businesses and the Federal Bureau of Investigation, and is a member of the Cal Poly Pomona Cyber Security Advisory Council. He has also obtained the following certifications: Certified Information Systems Security Professional (CISSP), Certified Information Systems Auditor (CISA), Certified Cloud Security Professional (CCSP), and Certified Chief Information Security Professional (CCISO). Our CTO has over two decades of experience in establishing, administering, and enhancing effective cybersecurity programs for multiple publicly-traded companies. Our CTO and CISO conduct quarterly cybersecurity reviews for our Chief Executive Officer ("CEO"), CFO, and Chief Legal Officer ("CLO").

In the event of an incident which jeopardizes the confidentiality, integrity, or availability of the information technology systems we use, including systems provided by third party service providers, we utilize a regularly updated incident response plan that was developed taking into account a recognized third-party cybersecurity framework. Pursuant to that plan and its escalation protocols, designated personnel are responsible for assessing the severity of the incident and associated threat, containing the threat, remediating the threat, including recovery of data and access to systems, analyzing the reporting and disclosure obligations associated with the incident, and performing post-incident analysis and program improvements. While the particular personnel assigned to an incident response team will depend on the particular facts and circumstances, the team is generally led by the CISO or another member of the dedicated cybersecurity team, and will include other information technology and legal personnel. The incident response team regularly reports to senior management, including the CEO, CFO, COO and CLO in the event of a potentially significant cybersecurity incident. The CISO or another member of the incident response team also reports to the Company's Disclosure Committee, which makes determinations regarding SEC reporting obligations related to the cybersecurity incident and consists of senior officers in the operations, finance, and legal functions. The Disclosure Committee also consults with the chair of the Audit Committee of the board of trustees in making determinations regarding applicable SEC reporting requirements.

The board of trustees considers cybersecurity as part of its broader consideration of business strategy and enterprise risk management. Our board of trustees has delegated to the Audit Committee the responsibility of overseeing the Company's risk management program, including the cybersecurity program. The Audit Committee, which consists solely of independent trustees and whose chair has information security experience, receives quarterly updates with respect to the cybersecurity program. As part of its oversight, the Audit Committee may, for example, receive updates regarding assessments of our alignment with certain industry cybersecurity frameworks, our cybersecurity insurance coverage, cybersecurity-related internal controls, cybersecurity training provided to company personnel, results of penetration testing, and revisions to the incident response plan and business continuity plan. The Audit Committee provides regular briefings to the full board of trustees with respect to the Company's cybersecurity program. Additionally, we provide an annual update on the cybersecurity program to the full board of trustees, which has included our CTO, VP of Information Security and third-party cybersecurity experts in recent years.

As part of our board refreshment efforts in recent years we have focused on adding trustees with cybersecurity risk management experience. Currently four members of our board of trustees have information security experience.

**Processes for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats**

Our cybersecurity program has four components: (1) prevention and preparation, (2) detection and analysis, (3) containment, eradication, recovery, and reporting, and (4) post-incident analysis and program enhancements.

*Prevention and Preparation*

We undertake regular internal and external security audits and vulnerability assessments to reduce the risk of a cybersecurity incident and we implement business continuity, contingency and recovery plans to mitigate the impact of an incident. As part of these efforts, we engage a third-party to conduct an external review of our vulnerabilities at least annually. We continue to strengthen our authentication mechanisms including broad adoption of multi-factor authentication and geolocation-based blocking. To support our preparedness, we perform a tabletop exercise at least once a year to test our incident response procedures.

We recognize that threat actors frequently target employees to gain unauthorized access to information systems. Therefore, a key element of our prevention efforts is training employees on our data privacy and cyber security procedures. For example, new hires receive mandatory privacy and information security training. In addition, current employees must complete mandatory annual cybersecurity and data trainings, which are supplemented by regular phishing and other cyber-related awareness activities that we conduct throughout the year.

We also recognize that third-parties that provide information systems we use can be subject to cybersecurity incidents that could impact us. To mitigate third party risk, we maintain a Vendor Integrity Code, which is designed to require our third-party vendors to comply with our requirements for maintenance of passwords, as well as other confidentiality, security, and privacy procedures. Third-party IT vendors determined to present a higher risk are also subject to additional diligence such as questionnaires, inquiries, and review of System and Organization Controls (SOC) 1 and 2 reports, when relevant.

We recognize the risks that come with the use of AI technologies in our cybersecurity operations. We have adopted a governance framework that requires proposed AI technologies to undergo a risk evaluation, assessing risks such as potential bias, privacy implications, and business impact, before deployment within the business. This evaluation is conducted using defined criteria, including regulatory compliance and impact on business operations, and is performed by a cross-functional committee consisting of representatives from our business, legal, IT and cybersecurity teams. Use cases that are approved for deployment are inventoried and periodically reviewed.

*Detection and Analysis*

We have implemented controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect the integrity of our information assets. Our cybersecurity team, with the assistance of an outside cybersecurity firm, continuously monitors for threats to keep our systems secure. Cybersecurity incidents may also be detected through a variety of means, which may include, but are not limited to, employee notification to our IT service center, notification from external parties (e.g., customers, vendors, or service providers), and automated event-detection notifications. Once a potential cybersecurity incident is identified, including a third-party cybersecurity event, the incident response team designated pursuant to the incident response plan follows the procedures set forth in the plan to investigate the potential incident, including classifying the nature and severity of the event. Potentially significant cybersecurity incidents are escalated to the Disclosure Committee, which makes determinations regarding SEC reporting obligations related to the cybersecurity incident.

*Containment, Eradication, Recovery, and Reporting*

The incident response team executes our incident response plan to respond to the cybersecurity incident and coordinate resources and communication protocols.

The incident response team also directs and coordinates eradication and recovery efforts. Eradication and recovery activities depend on the nature of the cybersecurity incident and may include rebuilding systems and/or hosts, replacing compromised files with clean versions or validation of files or data that may have been affected. We have also retained an outside cybersecurity firm which would assist with containment, eradication, and recovery efforts, as needed.

Further, the Company also maintains cyber risk insurance to provide some coverage for certain risks arising out of data and network breaches, and the Audit Committee annually reviews such coverage.

The Company's incident response plan provides clear communication protocols, including with respect to members of senior management, which may include, depending on the incident's classification and other circumstances, the CEO, CFO, COO and CLO, the Audit Committee, the Disclosure Committee, and internal and external counsel. In addition, the incident response plan considers communications and reporting to tenants, regulators and law enforcement.

*Post-Incident Activity*

After recovery, the Company performs a review of the incident to identify potential enhancements to the cybersecurity program that can mitigate the risk or severity of future incidents. The results of these reviews are shared with management and the Audit Committee.

**Cybersecurity Risks**

As of December 31, 2025, we have not had any known instances of material cybersecurity incidents, including third-party incidents, during any of the prior three fiscal years. However, there can be no assurance that our security efforts and measures will be effective or that attempted security incidents or disruptions would not be successful or damaging. In addition, although the Company maintains cyber risk insurance to provide some coverage for certain risks arising out of data and network breaches, there can be no assurance that our cyber risk insurance coverage will be sufficient in the event of a cyber-attack. See Part I, "Item 1A. Risk Factors—Risks Related to our Business—If our confidential information is compromised or corrupted, including as a result of a cybersecurity incident, our business operations and reputation could be damaged, which could adversely affect our financial condition and operating results."

**ITEM 2. PROPERTIES**

Refer to Part II, "Item 7. Management's Discussion And Analysis of Financial Condition and Results of Operations—Key Single-Family Property and Leasing Metrics" below for a summary of certain key metrics for our single-family home portfolio as of December 31, 2025. There were no encumbrances on any of our properties as of December 31, 2025.

We own commercial real estate in Las Vegas, Nevada, which serves as our principal executive offices. We also lease commercial office space in Calabasas, California, where certain corporate functions are located, as well as an additional 28 locations in 16 states for other operational and development personnel.

**ITEM 3. LEGAL PROCEEDINGS**

For a description of the Company's legal proceedings, see "Note 14. Commitments and Contingencies" to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

Our Class A common shares have traded on the New York Stock Exchange ("NYSE") under the symbol "AMH" since August 1, 2013. Prior to that date, there was no public trading market for our Class A common shares. On February 18, 2026, the last reported sales price per share of our Class A common shares was $31.36. The Company's Class B common shares and the Operating Partnership's Class A units are not publicly traded.

**Shareholders / Unitholders**

As of the close of business on February 18, 2026, there were 25 holders of record of the Company's Class A common shares (excludes beneficial owners whose shares are held in street name by brokers and other nominees), one shareholder of record of the Company's Class B common shares and 11 holders of record of the Operating Partnership's Class A units (including AMH's general partnership interest).

**Distributions**

The Company's board of trustees declared total distributions of $1.20 and $1.04 per Class A and Class B common share during the years ended December 31, 2025 and 2024, respectively. The Operating Partnership funds the payment of distributions, and an equivalent amount of distributions were declared on the corresponding Operating Partnership units. Future distributions on our Class A and Class B common shares will be determined by and at the sole discretion of the Company's board of trustees and will be based on a variety of factors, which may include among others: our actual and projected results of operations; our liquidity, cash flows and financial condition; revenue from our properties; our operating expenses; economic conditions; debt service requirements; limitations under our financing arrangements; applicable law; capital requirements; the REIT requirements of the Code; and such other factors as the Company's board of trustees deems relevant. To maintain our qualification as a REIT, AMH must generally make annual distributions to our shareholders of at least 90% of our REIT taxable income for the current taxable year, determined without regard to deductions for dividends paid and any net capital gains. AMH intends to pay quarterly distributions to its shareholders, and the Operating Partnership intends to pay quarterly distributions to the Operating Partnership's unitholders, including AMH, which distributions, in the aggregate, approximately equal or exceed AMH's net taxable income in the relevant year. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements. No distributions can be paid on our Class A and Class B common shares unless we have first paid all cumulative distributions on our Series G and Series H perpetual preferred shares. The distribution preference of our Series G and Series H perpetual preferred shares could limit our ability to make distributions to the holders of our Class A and Class B common shares. The following table displays the estimated income tax treatment of our quarterly distributions on our Class A and Class B common shares and Series G and Series H perpetual preferred shares for the years ended December 31, 2025 and 2024:

| Classification | 2025 | | | | 2024 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 3/31/2025 | 6/30/2025 | 9/30/2025 | 12/31/2025 | 3/28/2024 | 6/28/2024 | 9/30/2024 | 12/31/2024 |
| Ordinary Dividend Income [1] | 70.2 % | 46.6 % | 46.6 % | 46.6 % | 56.4 % | 56.4 % | 56.4 % | 56.4 % |
| Qualified Dividend Income | 0.9 % | 1.6 % | 1.6 % | 1.6 % | — % | — % | — % | — % |
| Capital Gain Distributions [2][3][4] | 28.9 % | 51.8 % | 51.8 % | 51.8 % | 43.6 % | 43.6 % | 43.6 % | 43.6 % |
| Total | 100.0 % | 100.0 % | 100.0 % | 100.0 % | 100.0 % | 100.0 % | 100.0 % | 100.0 % |

[1] 100.0% of the ordinary dividend income is treated as Internal Revenue Code ("IRC") Section 199A qualified REIT dividend income. Treasury Regulation §1.199A-3(c)(2)(ii) requires that shareholders hold their REIT shares for at least 45 days in order for the dividends to be treated as Section 199A dividends.

[2] Represents our designation to shareholders of the capital gain dividend amounts for the year pursuant to IRC Section 857(b)(3)(B).

[3] Pursuant to Treasury Regulation §1.1061-6(c), the Company is disclosing additional information related to the capital gain dividends reported on Form 1099-DIV, Box 2a, Total Capital Gain Distributions for purposes of IRC Section 1061. IRC Section 1061 is generally applicable to direct and indirect holders of "applicable partnership interests." The "One Year Amounts" and "Three Year Amounts" required to be disclosed are both zero with respect to the 2025 and 2024 distributions, since all capital gain distributions relate to IRC Section 1231 gains. Shareholders should consult with their tax advisors to determine whether IRC Section 1061 applies to their capital gain distributions.

[4] 100.0% of the capital gain distributions represent gain from dispositions of U.S. real property interests pursuant to IRC Section 897 for foreign shareholders.

**Stock Performance Graph**

*This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be incorporated by reference into any filing by us under the Securities Act except as expressly set forth in such filing.*

The following graph compares the cumulative total return on our Class A common shares from December 31, 2020 to the NYSE closing price per share on December 31, 2025, with the cumulative total returns on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and the MSCI U.S. REIT Index. The graph assumes the investment of $100 in our Class A common shares and each of the indices on December 31, 2020, and the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.

**Comparison of Cumulative Total Return**
**Among AMH, the S&P 500 Index and the MSCI U.S. REIT Index**


Index Value
225
200
175
150
125
100
75
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
AMH
S&P 500
MSCI U.S. REIT

The following table provides the same information in tabular form:

| | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 |
|---|---|---|---|---|---|---|
| AMH | $ 100.00 | $ 146.91 | $ 103.66 | $ 126.88 | $ 135.74 | $ 120.60 |
| S&P 500 | $ 100.00 | $ 128.68 | $ 105.36 | $ 133.03 | $ 166.28 | $ 195.98 |
| MSCI U.S. REIT | $ 100.00 | $ 143.06 | $ 108.00 | $ 122.84 | $ 133.59 | $ 137.53 |

**Issuer Purchases of Equity Securities**

The following table summarizes the Company's repurchases of its outstanding Class A common shares during the fourth quarter of 2025 (amounts in thousands, except share and per share data):

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2025 to October 31, 2025 | — | $ — | — | $ 265,067 |
| November 1, 2025 to November 30, 2025 | 2,407,192 | 32.06 | 2,407,192 | 187,896 |
| December 1, 2025 to December 31, 2025 | 2,314,013 | 31.47 | 2,314,013 | 115,067 |
| Total | 4,721,205 | $ 31.77 | 4,721,205 | $ 115,067 |

(1) In February 2018, the Company's board of trustees authorized the establishment of a share repurchase program for the repurchase of up to $300.0 million of outstanding Class A common shares and up to $250.0 million of outstanding preferred shares from time to time in the open market or in privately negotiated transactions. All repurchased shares are constructively retired and returned to an authorized and unissued status. The Operating Partnership funds the repurchases and constructively retires an equivalent number of corresponding Class A units.

In January 2026, the Company fully utilized the remaining authorization for the repurchase of Class A common shares under the 2018 share repurchase program and repurchased and retired 3.7 million of its outstanding Class A common shares on a settlement date basis pursuant to the program at a weighted-average price of $31.49 per share and a total price of $115.1 million.

In February 2026, the Company's board of trustees authorized a new share repurchase program to repurchase up to $500.0 million of outstanding Class A common shares and up to $250.0 million of outstanding preferred shares from time to time in the open market or in privately negotiated transactions. The new share repurchase program does not have an expiration date, but may be suspended or discontinued at any time without notice. All repurchased shares are constructively retired and returned to an authorized and unissued status.

**ITEM 6. [RESERVED]**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under Part I, "Item 1A. Risk Factors" in this report.*

*This section of this Form 10-K generally discusses the years ended December 31, 2025 and 2024. A discussion of the year ended December 31, 2023 is available at Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.*

### Overview

We are a Maryland REIT focused on developing, renovating, leasing and managing single-family homes as rental properties. The Operating Partnership is the entity through which we conduct substantially all of our business and own, directly or through subsidiaries, substantially all of our assets. We commenced operations in November 2012 and we have elected to be taxed as a REIT.

As of December 31, 2025, we owned 61,479 single-family properties in select submarkets of metropolitan statistical areas ("MSAs") in 24 states, including 1,142 properties held for sale, compared to 61,336 single-family properties in 24 states, including 805 properties held for sale, as of December 31, 2024. As of December 31, 2025, 56,756 of our total properties (excluding properties held for sale) were occupied, compared to 57,486 of our total properties (excluding properties held for sale) as of December 31, 2024. Also, as of December 31, 2025, the Company had an additional 3,785 properties held in unconsolidated joint ventures, compared to 3,376 properties held in unconsolidated joint ventures as of December 31, 2024. Our portfolio of single-family properties, including those held in our unconsolidated joint ventures, is internally managed through our proprietary property management platform.

### Key Single-Family Property and Leasing Metrics

The following table summarizes certain key single-family properties metrics as of December 31, 2025:

| Market | Number of Single-Family Properties | % of Total Single-Family Properties | Gross Book Value (millions) | % of Gross Book Value Total | Avg. Gross Book Value per Property | Avg. Sq. Ft. | Avg. Property Age (years) | Avg. Year Purchased or Delivered |
|---|---|---|---|---|---|---|---|---|
| | | | | Total Single-Family Properties [1] | | | | |
| Atlanta, GA | 5,944 | 9.9 % | $ 1,444.2 | 10.0 % | $ 242,982 | 2,201 | 17.4 | 2017 |
| Charlotte, NC | 4,237 | 7.0 % | 995.8 | 6.9 % | 235,026 | 2,120 | 18.8 | 2016 |
| Dallas-Fort Worth, TX | 3,663 | 6.1 % | 657.2 | 4.6 % | 179,413 | 2,080 | 21.4 | 2014 |
| Nashville, TN | 3,392 | 5.6 % | 893.4 | 6.2 % | 263,393 | 2,125 | 17.0 | 2016 |
| Jacksonville, FL | 3,382 | 5.6 % | 806.5 | 5.6 % | 238,489 | 1,933 | 14.4 | 2017 |
| Phoenix, AZ | 3,282 | 5.4 % | 754.5 | 5.2 % | 229,918 | 1,865 | 19.7 | 2016 |
| Indianapolis, IN | 2,993 | 5.0 % | 547.8 | 3.8 % | 183,011 | 1,931 | 22.6 | 2015 |
| Tampa, FL | 3,057 | 5.1 % | 785.1 | 5.5 % | 256,851 | 1,961 | 14.6 | 2017 |
| Las Vegas, NV | 2,733 | 4.5 % | 881.9 | 6.1 % | 322,690 | 1,974 | 10.6 | 2018 |
| Houston, TX | 2,250 | 3.7 % | 411.5 | 2.9 % | 182,903 | 2,061 | 19.9 | 2015 |
| Raleigh, NC | 2,147 | 3.6 % | 443.0 | 3.1 % | 206,345 | 1,900 | 19.2 | 2015 |
| Columbus, OH | 2,251 | 3.7 % | 483.3 | 3.4 % | 214,733 | 1,907 | 21.2 | 2016 |
| Orlando, FL | 2,227 | 3.7 % | 573.8 | 4.0 % | 257,690 | 1,950 | 16.1 | 2017 |
| Cincinnati, OH | 2,092 | 3.5 % | 422.7 | 2.9 % | 202,032 | 1,843 | 22.9 | 2014 |
| Salt Lake City, UT | 1,931 | 3.2 % | 596.5 | 4.1 % | 308,906 | 2,243 | 18.8 | 2016 |
| Charleston, SC | 1,665 | 2.8 % | 414.3 | 2.9 % | 248,812 | 1,964 | 13.4 | 2017 |
| Greater Chicago area, IL and IN | 1,500 | 2.5 % | 294.3 | 2.0 % | 196,177 | 1,872 | 24.3 | 2013 |
| San Antonio, TX | 1,105 | 1.8 % | 227.8 | 1.6 % | 206,196 | 1,901 | 16.4 | 2016 |
| Boise, ID | 1,107 | 1.8 % | 356.6 | 2.5 % | 322,219 | 1,884 | 10.9 | 2018 |
| Savannah/Hilton Head, SC | 1,024 | 1.7 % | 227.0 | 1.6 % | 221,680 | 1,884 | 16.7 | 2017 |
| All Other [2] | 8,355 | 13.8 % | 2,161.2 | 15.1 % | 258,671 | 1,947 | 18.3 | 2017 |
| Total/Average | 60,337 | 100.0 % | $ 14,378.4 | 100.0 % | $ 238,302 | 2,001 | 18.0 | 2016 |

(1) Excludes 1,142 single-family properties held for sale as of December 31, 2025.
(2) Represents 16 markets in 15 states.

The following table summarizes certain key leasing metrics as of December 31, 2025:

| Market | Total Single-Family Properties [1] | | | | |
|---|---|---|---|---|---|
| | Avg. Occupied Days Percentage [2] | Avg. Monthly Realized Rent per Property [3] | Avg. Original Lease Term (months) [4] | Avg. Remaining Lease Term (months) [4] | Avg. Blended Change in Rent [5] |
| Atlanta, GA | 94.1 % | $ 2,349 | 12.9 | 5.5 | 1.7 % |
| Charlotte, NC | 95.1 % | 2,281 | 12.7 | 5.7 | 2.8 % |
| Dallas-Fort Worth, TX | 95.4 % | 2,344 | 12.7 | 5.6 | 1.4 % |
| Nashville, TN | 94.5 % | 2,438 | 12.8 | 5.8 | 2.3 % |
| Jacksonville, FL | 93.8 % | 2,232 | 12.8 | 5.9 | 0.9 % |
| Phoenix, AZ | 94.5 % | 2,184 | 12.0 | 5.4 | 1.5 % |
| Indianapolis, IN | 95.5 % | 1,988 | 12.9 | 5.8 | 4.1 % |
| Tampa, FL | 92.8 % | 2,510 | 13.0 | 6.4 | 0.7 % |
| Las Vegas, NV | 94.0 % | 2,397 | 13.0 | 5.7 | 1.0 % |
| Houston, TX | 96.4 % | 2,121 | 12.7 | 5.6 | 1.9 % |
| Raleigh, NC | 94.6 % | 2,114 | 12.9 | 5.7 | 1.7 % |
| Columbus, OH | 94.1 % | 2,349 | 13.0 | 6.2 | 5.9 % |
| Orlando, FL | 93.7 % | 2,459 | 12.6 | 5.7 | 1.5 % |
| Cincinnati, OH | 95.5 % | 2,275 | 13.0 | 6.2 | 6.1 % |
| Salt Lake City, UT | 94.6 % | 2,562 | 12.7 | 5.9 | 3.6 % |
| Charleston, SC | 93.0 % | 2,374 | 12.7 | 6.3 | 2.4 % |
| Greater Chicago area, IL and IN | 95.4 % | 2,649 | 12.8 | 5.7 | 8.3 % |
| San Antonio, TX | 94.7 % | 1,943 | 12.7 | 5.4 | (0.4)% |
| Boise, ID | 94.7 % | 2,355 | 12.5 | 5.3 | 2.6 % |
| Savannah/Hilton Head, SC | 93.5 % | 2,355 | 12.6 | 5.6 | 3.0 % |
| All Other [6] | 93.9 % | 2,354 | 12.8 | 5.7 | 2.8 % |
| Total/Average | 94.4 % | $ 2,318 | 12.8 | 5.8 | 2.5 % |

(1) Excludes 1,142 single-family properties held for sale as of December 31, 2025.
(2) For the year ended December 31, 2025, Average Occupied Days Percentage represents the number of days a property is occupied in the period divided by the total number of days the property is owned during the same period after initially being placed in-service.
(3) For the year ended December 31, 2025, Average Monthly Realized Rent is calculated as the lease component of rents and other single-family property revenues (i.e., rents from single-family properties) divided by the product of (a) number of properties and (b) Average Occupied Days Percentage, divided by the number of months. For properties partially owned during the year, this is adjusted to reflect the number of days of ownership.
(4) Average Original Lease Term and Average Remaining Lease Term are reflected as of period end.
(5) Represents the percentage change in rent on all non-month-to-month lease renewals and re-leases during the year ended December 31, 2025, compared to the annual rent of the previously expired non-month-to-month comparable long-term lease for each property.
(6) Represents 16 markets in 15 states.

We believe these key single-family property and leasing metrics provide useful information to investors because they allow investors to understand the composition and performance of our properties on a market by market basis. Management also uses these metrics to understand the composition and performance of our properties at the market level.

**Factors That Affect Our Results of Operations and Financial Condition**

Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. Key factors that impact our results of operations and financial condition include the pace at which we identify and acquire suitable land, the pace and cost of our property developments, the time it takes to lease our properties at acceptable rental rates, occupancy levels, rates of tenant turnover, the length of vacancy in properties between tenant leases, our expense ratios, property taxes including changes in rates and valuation assessments of our properties, our ability to raise capital and our capital structure. Additionally, labor shortages, supply chain disruptions and inflationary pressures, including as a result of tariffs, have impacted and may in the future impact certain aspects of our business, including our AMH Development Program, our renovation program and our maintenance program. We may also face challenges from new laws and regulations that attempt to restrict institutional ownership of single-family homes, such as by imposing limits on acquisitions or ownership, tax or other financial disincentives, or adverse zoning restrictions.

*Property Development, Acquisitions and Dispositions*

Since our formation, we have rapidly but systematically grown our portfolio of single-family properties. We are primarily focused on developing "built-for-rental" homes through our internal AMH Development Program. In addition, we evaluate opportunities to acquire newly constructed homes from third-party developers through our National Builder Program. Opportunities from these new construction channels are impacted by the availability of vacant developed lots, development land assets and inventory of homes currently under construction or newly developed. Our level of investment activity has fluctuated based on the number of suitable opportunities and the level of capital available to invest. We have strategically scaled back acquisitions of single-family properties through broker sales via the MLS and our National Builder Program as the housing market adjusts to the current macroeconomic environment. In the past, our ability to identify and acquire homes through traditional channels that met our investment criteria was impacted by home prices in our target markets, the inventory of properties available, the availability of bulk portfolio acquisition opportunities, competition for our target assets and our available capital.

During the year ended December 31, 2025, we developed or acquired 1,962 homes, including 1,879 newly constructed homes delivered to our operating portfolio through our AMH Development Program and 83 homes acquired through our National Builder Program and traditional acquisition channel, partially offset by 2,156 homes identified for sale. During the year ended December 31, 2025, we also developed an additional 443 newly constructed homes which were delivered to our unconsolidated joint ventures, aggregating to 2,322 total home deliveries through our AMH Development Program.

Our properties and land held for sale were identified based on individual asset-level review, as well as submarket analysis. As of December 31, 2025 and 2024, there were 1,142 and 805 properties, respectively, as well as certain land lots, classified as held for sale. During the years ended December 31, 2025 and 2024, we sold 1,827 and 1,705 properties, respectively. We will continue to evaluate our properties and land for potential disposition going forward as a normal course of business.

*Property Operations*

Homes added to our portfolio through new construction channels include properties developed through our internal AMH Development Program and newly constructed properties acquired from third-party developers through our National Builder Program. Rental homes developed through our AMH Development Program involve substantial up-front costs, time to acquire and develop land, time to build the rental home, and time to lease the rental home before the home generates income. This process is dependent upon the nature of each lot acquired and the timeline varies primarily due to land development requirements. Once land development requirements have been met, historically it has taken approximately four to seven months to complete the rental home vertical construction process. However, delivery of homes may be staggered to facilitate leasing absorption. Our internal construction program is managed by our team of development professionals that oversee the full rental home construction process including all land development and work performed by subcontractors. We typically incur costs between $300,000 and $500,000 to acquire and develop land and build a rental home. Homes added through our AMH Development Program are available for lease immediately upon or shortly after receipt of a certificate of occupancy. Rental homes acquired from third-party developers through our National Builder Program are dependent on the inventory of newly constructed homes and homes currently under construction.

Historically, homes added to our portfolio through traditional acquisition channels required expenditures in addition to payment of the purchase price, including property inspections, closing costs, liens, title insurance, transfer taxes, recording fees, broker commissions, property taxes and HOA fees, when applicable. In addition, we typically incurred costs between $30,000 and $50,000 to renovate these homes to prepare it for rental. Renovation work varies, but may include paint, flooring, cabinetry, appliances, plumbing hardware and other items required to prepare the home for rental. The time and cost involved to prepare our homes for rental can impact our financial performance and varies among properties based on several factors, including the source of acquisition channel and age and condition of the property. Historically, it has taken approximately 20 to 90 days to complete the renovation process, which fluctuated based on our overall acquisition volume as well as availability of construction labor and materials.

Our operating results are also impacted by the amount of time it takes to market and lease a property, which can vary greatly among properties, and is impacted by local demand, our marketing techniques and the size of our available inventory. Typically, it takes approximately 10 to 50 days to lease a property after acquiring or developing a new property through our new construction channels and 20 to 40 days after completing the renovation process for a traditionally acquired property. Lastly, our operating results are impacted by the length of stay of our tenants and the amount of time it takes to prepare and re-lease a property after a tenant vacates. This process, which we refer to as "turnover," is impacted by numerous factors, including the condition of the home upon move-out of the previous tenant, and by local demand, our marketing techniques and the size of our available inventory at the time of the turnover. Typically, it takes approximately 20 to 60 days to complete the turnover process.

*Revenues*

Our revenues are derived primarily from rents collected from tenants for our single-family properties under lease agreements which typically have a term of one year. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality and tenant defaults, and the amount of time it takes to turn properties when tenants vacate. Additionally, our ability to collect revenues and related operating results are impacted by the credit worthiness and quality of our tenants. Typically, our incoming residents have household incomes ranging from $80,000 to $150,000 and primarily consist of families with approximately two adults and one or more children.

Our rents and other single-family property revenues are comprised of rental revenue from single-family properties, fees from our single-family property rentals and "tenant charge-backs," which are primarily related to cost recoveries on utilities.

Our ability to maintain and grow revenues from our existing portfolio of homes will be dependent on our ability to retain tenants and increase rental rates. Based on our Same-Home population of properties (defined below), the year-over-year increase in Average Monthly Realized Rent per property was 3.7% for the year ended December 31, 2025 and we experienced turnover rates, which represents the number of tenant move-outs during the period divided by the total number of properties, of 26.3% and 27.8% during the years ended December 31, 2025 and 2024, respectively.

### *Expenses*

We monitor the following categories of expenses that we believe most significantly affect our results of operations.

### *Property Operating Expenses*

Once a property is available for lease for the first time, which we refer to as "rent-ready," we incur ongoing property-related expenses which may not be subject to our control. These include primarily property taxes, repairs and maintenance ("R&M"), turnover costs, utility expenses that are generally recovered as "tenant charge-backs" (included in rents and other single-family property revenues), HOA fees (when applicable) and insurance.

### *Property Management Expenses*

As we internally manage our portfolio of single-family properties through our proprietary property management platform, we incur costs such as salary expenses for property management personnel, lease expenses and operating costs for property management offices and technology expenses for maintaining as well as enhancing our property management platform. As part of developing our property management platform, we continue to make significant investments in our personnel, infrastructure, systems and technology that will impact expenses based on investment programs during the year. We believe that these investments will enable our property management platform to become more efficient over time, especially as our portfolio grows. Also included in property management expenses is noncash share-based compensation expense related to centralized and field property management employees.

### *Seasonality*

We believe that our business and related operating results will be impacted by seasonal factors throughout the year. Historically, we have experienced higher levels of tenant move-outs and move-ins during the late spring and summer months, which impacts both our rental revenues and related turnover costs. Our property operating costs are seasonally impacted in certain markets for expenses such as HVAC repairs, turn costs and landscaping expenses during the summer season. Additionally, our single-family properties are at greater risk in certain markets for adverse weather conditions such as hurricanes in the late summer months and extreme cold weather in the winter months.

### *General and Administrative Expense*

General and administrative expense primarily consists of corporate payroll and personnel costs, federal and state taxes, trustees' and officers' insurance expenses, audit and tax fees, trustee fees and other expenses associated with our corporate and administrative functions. In addition, we continue to make corporate level investments to support certain initiatives which will impact expenses based on given investment programs during the year. Also included in general and administrative expense is noncash share-based compensation expense related to corporate administrative employees.

### **Results of Operations**

Net income totaled $513.4 million for the year ended December 31, 2025, compared to $468.1 million for the year ended December 31, 2024. The increase was primarily due to increases in rents and other single-family property revenues exceeding increases in total expenses.

As we continue to grow our portfolio with a portion of our homes still recently developed, acquired and/or renovated, we distinguish our portfolio of homes between Same-Home properties and Non-Same-Home and Other properties in evaluating our operating performance. We classify a property as Same-Home if it has been stabilized longer than 90 days prior to the beginning of the earliest period presented under comparison and if it has not been classified as held for sale or experienced a casualty loss, which allows the performance of these properties to be compared between periods. Single-family properties that we acquire individually (i.e., not through a bulk purchase) are classified as either stabilized or non-stabilized. A property is classified as stabilized once it has been renovated by the Company or newly constructed and then initially leased or available for rent for a period greater than 90 days. Properties acquired through a bulk purchase are first considered non-stabilized, as an entire group, until (1) we have owned them for an adequate period of time to allow for complete on-boarding to our operating platform, and (2) a substantial portion of the properties have experienced tenant turnover at least once under our ownership, providing the opportunity for renovations and improvements to meet our property standards. After such time has passed, properties acquired through a bulk purchase are then evaluated on an individual property basis under our standard stabilization criteria. All other properties, including those classified as held for sale or taken out of service as a result of a casualty loss, are classified as Non-Same-Home and Other.

One of the primary financial measures we use in evaluating the operating performance of our single-family properties is Core Net Operating Income ("Core NOI"), which we also present separately for our Same-Home portfolio. Core NOI is a supplemental non-GAAP financial measure that we define as core revenues, which is calculated as rents and other single-family property revenues, excluding expenses reimbursed by tenant charge-backs, less core property operating expenses, which is calculated as property operating and property management expenses, excluding noncash share-based compensation expense and expenses reimbursed by tenant charge-backs.

Core NOI also excludes (1) hurricane-related charges, net, which result in material charges to our single-family property portfolio, (2) gain or loss on early extinguishment of debt, (3) gains and losses from sales or impairments of single-family properties and other, (4) depreciation and amortization, (5) acquisition and other transaction costs incurred with business combinations and the acquisition or disposition of properties as well as nonrecurring items unrelated to ongoing operations, (6) noncash share-based compensation expense, (7) interest expense, (8) general and administrative expense, and (9) other income and expense, net. We believe Core NOI provides useful information to investors about the operating performance of our single-family properties without the impact of certain operating expenses that are reimbursed through tenant charge-backs.

Core NOI and Same-Home Core NOI should be considered only as supplements to net income or loss as a measure of our performance and should not be used as measures of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. Additionally, these metrics should not be used as substitutes for net income or loss or net cash flows from operating activities (as computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")).

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

The following are reconciliations of core revenues, Same-Home core revenues, core property operating expenses, Same-Home core property operating expenses, Core NOI and Same-Home Core NOI to their respective GAAP metrics for the years ended December 31, 2025 and 2024 (amounts in thousands):

| | For the Years Ended December 31, | |
| | 2025 | 2024 |
|---|---:|---:|
| **Core revenues and Same-Home core revenues** | | |
| Rents and other single-family property revenues | $ 1,850,234 | $ 1,728,697 |
| Tenant charge-backs | (241,224) | (221,431) |
| Core revenues | 1,609,010 | 1,507,266 |
| Less: Non-Same-Home core revenues | (201,045) | (153,730) |
| Same-Home core revenues | $ 1,407,965 | $ 1,353,536 |
| **Core property operating expenses and Same-Home core property operating expenses** | | |
| Property operating expenses | $ 663,954 | $ 625,883 |
| Property management expenses | 134,808 | 129,321 |
| Noncash share-based compensation - property management | (4,090) | (4,814) |
| Expenses reimbursed by tenant charge-backs | (241,224) | (221,431) |
| Core property operating expenses | 553,448 | 528,959 |
| Less: Non-Same-Home core property operating expenses | (77,679) | (66,016) |
| Same-Home core property operating expenses | $ 475,769 | $ 462,943 |
| **Core NOI and Same-Home Core NOI** | | |
| Net income | $ 513,392 | $ 468,142 |
| Hurricane-related charges, net | — | 8,884 |
| Loss on early extinguishment of debt | 396 | 6,323 |
| Gain on sale and impairment of single-family properties and other, net | (231,460) | (225,756) |
| Depreciation and amortization | 504,341 | 477,010 |
| Acquisition and other transaction costs | 12,259 | 12,192 |
| Noncash share-based compensation - property management | 4,090 | 4,814 |
| Interest expense | 185,198 | 165,351 |
| General and administrative expense | 83,006 | 83,590 |
| Other income and expense, net | (15,660) | (22,243) |
| Core NOI | 1,055,562 | 978,307 |
| Less: Non-Same-Home Core NOI | (123,366) | (87,714) |
| Same-Home Core NOI | $ 932,196 | $ 890,593 |

The following tables present a summary of Core NOI for our Same-Home properties, Non-Same-Home and Other properties and total properties for the years ended December 31, 2025 and 2024 (amounts in thousands):

| | For the Year Ended December 31, 2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Same-Home Properties [1] | % of Core Revenue | Non-Same-Home and Other Properties | % of Core Revenue | Total Properties | % of Core Revenue |
| Rents from single-family properties | $ 1,387,203 | | $ 199,840 | | $ 1,587,043 | |
| Fees from single-family properties | 32,364 | | 5,538 | | 37,902 | |
| Bad debt | (11,602) | | (4,333) | | (15,935) | |
| Core revenues | 1,407,965 | | 201,045 | | 1,609,010 | |
| | | | | | | |
| Property tax expense | 230,784 | 16.4 % | 34,253 | 17.0 % | 265,037 | 16.5 % |
| HOA fees, net [2] | 25,342 | 1.8 % | 3,314 | 1.6 % | 28,656 | 1.8 % |
| R&M and turnover costs, net [2] | 101,804 | 7.2 % | 17,495 | 8.7 % | 119,299 | 7.4 % |
| Insurance | 16,379 | 1.2 % | 2,753 | 1.4 % | 19,132 | 1.2 % |
| Property management expenses, net [3] | 101,460 | 7.2 % | 19,864 | 9.9 % | 121,324 | 7.5 % |
| Core property operating expenses | 475,769 | 33.8 % | 77,679 | 38.6 % | 553,448 | 34.4 % |
| | | | | | | |
| Core NOI | $ 932,196 | 66.2 % | $ 123,366 | 61.4 % | $ 1,055,562 | 65.6 % |

| | For the Year Ended December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Same-Home Properties [1] | % of Core Revenue | Non-Same-Home and Other Properties | % of Core Revenue | Total Properties | % of Core Revenue |
| Rents from single-family properties | $ 1,337,921 | | $ 153,889 | | $ 1,491,810 | |
| Fees from single-family properties | 29,188 | | 3,966 | | 33,154 | |
| Bad debt | (13,573) | | (4,125) | | (17,698) | |
| Core revenues | 1,353,536 | | 153,730 | | 1,507,266 | |
| | | | | | | |
| Property tax expense | 225,109 | 16.6 % | 27,297 | 17.8 % | 252,406 | 16.7 % |
| HOA fees, net [2] | 24,194 | 1.8 % | 2,717 | 1.8 % | 26,911 | 1.8 % |
| R&M and turnover costs, net [2] | 97,082 | 7.2 % | 16,124 | 10.5 % | 113,206 | 7.5 % |
| Insurance | 17,160 | 1.3 % | 2,661 | 1.7 % | 19,821 | 1.3 % |
| Property management expenses, net [3] | 99,398 | 7.3 % | 17,217 | 11.1 % | 116,615 | 7.8 % |
| Core property operating expenses | 462,943 | 34.2 % | 66,016 | 42.9 % | 528,959 | 35.1 % |
| | | | | | | |
| Core NOI | $ 890,593 | 65.8 % | $ 87,714 | 57.1 % | $ 978,307 | 64.9 % |

(1)     Includes 52,757 properties that have been stabilized longer than 90 days prior to January 1, 2024.
(2)     Presented net of tenant charge-backs.
(3)     Presented net of tenant charge-backs and excludes noncash share-based compensation expense related to centralized and field property management employees.

### Rents and Other Single-Family Property Revenues

Rents and other single-family property revenues increased 7.0% to $1.85 billion for the year ended December 31, 2025 from $1.73 billion for the year ended December 31, 2024. Revenue growth was primarily driven by an increase in our average occupied portfolio which grew to 57,573 homes for the year ended December 31, 2025, compared to 56,402 homes for the year ended December 31, 2024, as well as higher rental rates.

### Property Operating Expenses

Property operating expenses increased 6.1% to $664.0 million for the year ended December 31, 2025 from $625.9 million for the year ended December 31, 2024. The increase was primarily driven by (i) growth in our portfolio which resulted in increases in R&M and turnover costs and (ii) annual increases in property tax expense.

### Property Management Expenses

Property management expenses for the years ended December 31, 2025 and 2024 were $134.8 million and $129.3 million, respectively, which included $4.1 million and $4.8 million, respectively, of noncash share-based compensation expense in each period related to centralized and field property management employees. The increase in property management expenses was primarily attributable to an increase in personnel related expenses.

### Core Revenues from Same-Home Properties

Core revenues from Same-Home properties increased 4.0% to $1.41 billion for the year ended December 31, 2025 from $1.35 billion for the year ended December 31, 2024. This increase was primarily attributable to higher Average Monthly Realized Rent per property, which increased 3.7% to $2,282 per month for the year ended December 31, 2025 compared to $2,200 per month for the year ended December 31, 2024, as well as higher fees from single-family properties and lower uncollectible rents.

### Core Property Operating Expenses from Same-Home Properties

Core property operating expenses from Same-Home properties consist of direct property operating expenses, net of tenant charge-backs, and property management costs, net of tenant charge-backs, and excludes noncash share-based compensation expense. Core property operating expenses from Same-Home properties increased 2.8% to $475.8 million for the year ended December 31, 2025 from $462.9 million for the year ended December 31, 2024 primarily driven by annual increases in property tax expense.

### General and Administrative Expense

General and administrative expense primarily consists of corporate payroll and personnel costs, federal and state taxes, trustees' and officers' insurance expense, audit and tax fees, trustee fees and other expenses associated with our corporate and administrative functions. General and administrative expense for the years ended December 31, 2025 and 2024 was $83.0 million and $83.6 million, respectively, which included $16.1 million and $20.6 million, respectively, of noncash share-based compensation expense in each period related to corporate administrative employees. The decrease in general and administrative expense was primarily due to a decrease in noncash share-based compensation expense, partially offset by increases in information technology costs and personnel related expenses.

### Interest Expense

Interest expense increased 12.0% to $185.2 million for the year ended December 31, 2025 from $165.4 million for the year ended December 31, 2024. The increase was primarily due to additional interest from the issuances of unsecured senior notes in January 2024, June 2024, December 2024 and May 2025, partially offset by lower interest expense resulting from the payoffs of the AMH 2014-SFR2 securitization in February 2024, the AMH 2014-SFR3 securitization in August 2024, the AMH 2015-SFR1 securitization in March 2025 and the AMH 2015-SFR2 securitization in September 2025.

### Acquisition and Other Transaction Costs

Acquisition and other transaction costs consist primarily of personnel and platform costs associated with purchases of single-family properties, including newly constructed properties from third-party builders, the disposal of certain properties or portfolios of properties, or costs associated with land transactions, which do not qualify for capitalization. Acquisition and other transaction costs for the years ended December 31, 2025 and 2024 were $12.3 million and $12.2 million, respectively, which included $5.6 million of noncash share-based compensation expense in each period related to employees in these functions.

### Depreciation and Amortization

Depreciation and amortization expense consists primarily of depreciation of buildings and improvements. Depreciation of our assets is calculated over their useful lives on a straight-line basis over three to 30 years. Our intangible assets are amortized on a straight-line basis over the asset's estimated economic useful life. Depreciation and amortization expense increased 5.7% to $504.3 million for the year ended December 31, 2025 from $477.0 million for the year ended December 31, 2024 primarily due to growth in the average number and cost of depreciable properties as well as ongoing capital investments into existing properties.

### Hurricane-Related Charges, net

Hurricanes Beryl, Debby, Helene and Milton impacted certain properties in our Texas, Florida, Georgia, South Carolina and North Carolina markets during the year ended December 31, 2024. The Company's property and casualty insurance policies provide coverage for wind and flood damage, as well as business interruption costs, during the period of remediation and repairs, subject to deductibles and limits. During the year ended December 31, 2024, the Company recognized $12.8 million in gross charges primarily related to actual and estimated accruals for minor repair and remediation costs, partially offset by $3.9 million of related insurance claims, resulting in a net charge of $8.9 million.

## Gain on Sale and Impairment of Single-Family Properties and Other, net

Gain on sale and impairment of single-family properties and other, net for the years ended December 31, 2025 and 2024 was $231.5 million and $225.8 million, respectively, which included $34.4 million and $9.2 million, respectively, of impairment charges related to homes and land classified as held for sale during each period. The increase was primarily related to higher net gains on property sales resulting from a higher volume of properties sold, partially offset by higher impairment charges.

## Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt for the years ended December 31, 2025 and 2024 was $0.4 million and $6.3 million, respectively. The decrease was primarily due to lower charges incurred related to the payoffs of the AMH 2015-SFR1 securitization in March 2025 and the AMH 2015-SFR2 securitization in September 2025 compared to charges incurred related to the termination of our previous revolving credit facility in July 2024 and the payoffs of the AMH 2014-SFR2 securitization in February 2024 and the AMH 2014-SFR3 securitization in August 2024.

## Other Income and Expense, net

Other income and expense, net for the years ended December 31, 2025 and 2024 was $15.7 million and $22.2 million, respectively, which primarily related to interest income, fees from unconsolidated joint ventures and equity in income (losses) from unconsolidated entities, partially offset by expenses related to unconsolidated joint ventures and other nonrecurring expenses. The decrease was primarily due to lower interest income.

## Critical Accounting Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. Listed below are those policies that management believes involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or our results of operations. There are other items within the financial statements that require estimation, but they are not considered critical as they do not require significant judgment or are immaterial.

### Investments in Real Estate - Estimating Purchase Price Allocation

Purchases of single-family properties are treated as asset acquisitions and, as such, are recorded at their purchase price, including acquisition costs, which is allocated to land and building based upon their relative fair values at the date of acquisition. Fair value is determined in accordance with ASC 820, *Fair Value Measurements and Disclosures*, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the total purchase price to individual homes in a portfolio acquisition and allocating the individual purchase price of a home to the acquired components, the Company utilizes its own market knowledge obtained from historical transactions, its AMH Development Program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. The allocation of the consideration to the various components of properties acquired during the year can have an effect on our net income due to the useful depreciable and amortizable lives applicable to each component and the recognition of the related depreciation and amortization expense. For example, if a greater portion of the fair value is allocated to land, which does not depreciate, our net income would be higher. Typically, we allocate between 10% to 30% of the purchase price of properties to land. For the year ended December 31, 2025, the Company purchased 84 single-family properties treated as asset acquisitions for accounting purposes for a total purchase price of $23.6 million, net of holding costs, which was included in cash paid for single-family properties within the consolidated statement of cash flows.

### Impairment of Long-Lived Assets - Estimating Future Cash Flows

We evaluate our long-lived assets for impairment periodically or whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, sustained losses, declines in home values, rental rates and occupancy percentages, as well as significant changes in the economy. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the net carrying amount. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding anticipated hold periods, future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, we record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. Because cash flows on properties considered to be long-lived assets to be held and used are considered on an undiscounted basis to determine whether an asset has been impaired, our established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. Excluding the effects of casualty losses, no impairments on operating properties were recorded during the years ended December 31, 2025, 2024 and 2023.

## Recent Accounting Pronouncements

See Note 2. Significant Accounting Policies to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K for a discussion of the adoption and potential impact of recently issued accounting standards, if any.

## Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, maintain our assets, fund our operations, make distributions to our shareholders and OP unitholders, including AMH, and meet other general requirements of our business. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control.

### *Sources of Capital*

We expect to satisfy our cash requirements through cash provided by operations, long-term secured and unsecured borrowings, issuances of debt and equity securities (including OP units), property dispositions and joint venture transactions. We expect to meet our operating liquidity requirements and our dividend distributions generally through cash on hand and cash provided by operations. For our development expenditures, we expect to supplement these sources through the issuance of equity securities, including under our At-the-Market Program described below, borrowings under our $1.25 billion credit facility, issuances of unsecured senior notes and proceeds from sales of single-family properties. However, our real estate assets are illiquid in nature. A timely liquidation of assets might not be a viable source of short-term liquidity should a cash flow shortfall arise, and we may need to source liquidity from other financing alternatives, including drawing on our revolving credit facility.

Our liquidity and capital resources as of December 31, 2025 included $108.5 million of cash and cash equivalents. Additionally, as of December 31, 2025, we had $360.0 million of outstanding borrowings and $3.2 million committed to outstanding letters of credit under our $1.25 billion revolving credit facility, leaving $886.8 million of remaining borrowing capacity. During the year ended December 31, 2025, the Company issued $650.0 million of 4.950% unsecured senior notes with a maturity date of June 15, 2030 (the "2030 Notes"), raising net proceeds of $642.5 million before offering costs of $1.3 million. Under our At-the-Market Program discussed below, we also had $753.7 million remaining available for future share issuances as of December 31, 2025. We maintain an investment grade credit rating which provides for greater availability of and lower cost of debt financing.

### *Uses of Capital*

Our expected material cash requirements over the next twelve months consist of (i) contractually obligated expenditures, including interest payments, (ii) other essential expenditures, including property operating expenses, HOA fees (as applicable), real estate taxes, maintenance capital expenditures, general and administrative expenses and dividends on our equity securities including those paid in accordance with REIT distribution requirements, and (iii) opportunistic expenditures, including to pay for the development and renovation of our properties and repurchases of our securities.

With respect to our contractually obligated expenditures, our cash requirements within the next twelve months include accounts payable and accrued expenses, interest payments on debt obligations, operating lease obligations and purchase commitments to acquire land for our AMH Development Program. During the year ended December 31, 2025, we repaid all amounts due under the AMH 2015-SFR1 and AMH 2015-SFR2 securitizations. See Note 7. Debt, Note 8. Accounts Payable and Accrued Expenses, Note 14. Commitments and Contingencies and Note 16. Subsequent Events to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K for a discussion of our material short-term and long-term cash requirements.

A summary of our contractual obligations as of December 31, 2025 is presented below (amounts in thousands):

| | Total | | Payments by Period | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | Less than 1 year | | Thereafter | |
| Debt maturities [1] | $ | 5,160,000 | $ | — | $ | 5,160,000 |
| Interest on debt obligations [2] | | 1,854,607 | | 234,370 | | 1,620,237 |
| Operating lease obligations | | 18,780 | | 4,353 | | 14,427 |
| Purchase obligations [3] | | 86,543 | | 53,405 | | 33,138 |
| Total | $ | 7,119,930 | $ | 292,128 | $ | 6,827,802 |

(1)  Amounts represent principal amounts due and exclude unamortized discounts and deferred financing costs.
(2)  Represents estimated future interest payments on our debt instruments based on applicable interest rates as of December 31, 2025. For our revolving credit facility, represents estimated future interest payments based on an outstanding balance of $360.0 million as of December 31, 2025 through the fully extended maturity date of July 16, 2029 and these amounts will be impacted by the level of borrowing on our revolving credit facility in the future.
(3)  Represents commitments to acquire land relating to our AMH Development Program for an aggregate purchase price of $86.5 million. The timing of these obligations due within one year may be extended beyond December 31, 2026. Purchase commitments exclude option contracts where we have acquired the right to purchase land for our AMH Development Program or single-family properties because the contracts do not contain provisions requiring our specific performance.

## Cash Flows

The following table summarizes the Company's and the Operating Partnership's cash flows for the years ended December 31, 2025 and 2024 (amounts in thousands):

| | For the Years Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | Change | |
| Net cash provided by operating activities | $ | 864,327 | $ | 811,535 | $ | 52,792 |
| Net cash used for investing activities | | (328,167) | | (825,876) | | 497,709 |
| Net cash (used for) provided by financing activities | | (655,686) | | 142,696 | | (798,382) |
| Net (decrease) increase in cash, cash equivalents and restricted cash | $ | (119,526) | $ | 128,355 | $ | (247,881) |

## Operating Activities

Our cash flows provided by operating activities, which is our principal source of cash flows, depend on numerous factors, including the occupancy level of our properties, the rental rates achieved on our leases, the collection of rent from our tenants and the level of property operating expenses, property management expenses, general and administrative expense and interest expense. Net cash provided by operating activities increased $52.8 million, or 6.5%, from $811.5 million during the year ended December 31, 2024 to $864.3 million during the year ended December 31, 2025 primarily due to increased cash inflows generated from growth in our portfolio and higher rental rates, partially offset by higher cash outflows for property related expenses.

*Investing Activities*

|  | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| *(Amounts in thousands)* | **2025** | **2024** | **Change** |
| Sources of cash from investing activities: | | | |
| Net proceeds received from sales of single-family properties and other | $ 630,352 | $ 573,182 | $ 57,170 |
| Distributions from unconsolidated entities | 78,702 | 116,311 | (37,609) |
| Proceeds received from storm-related insurance claims | 4,020 | — | 4,020 |
| Proceeds from notes receivable related to the sale of properties | 215 | 540 | (325) |
| Proceeds from asset-backed securitization certificates | — | 25,666 | (25,666) |
|  | $ 713,289 | $ 715,699 | $ (2,410) |
| Uses of cash for investing activities: | | | |
| Cash paid for development activity | $ (810,507) | $ (845,851) | $ 35,344 |
| Recurring and other capital expenditures for single-family properties | (118,211) | (121,751) | 3,540 |
| Renovations to single-family properties | (40,645) | (34,052) | (6,593) |
| Cash paid for single-family properties | (23,587) | (495,912) | 472,325 |
| Investment in unconsolidated joint ventures | (15,078) | (19,680) | 4,602 |
| Change in escrow deposits for purchase of single-family properties | (2,495) | 5,482 | (7,977) |
| Cash paid for deposits on land option contracts | — | (653) | 653 |
| Other investing activities | (30,933) | (29,158) | (1,775) |
|  | $ (1,041,456) | $ (1,541,575) | $ 500,119 |
| Net cash used for investing activities | $ (328,167) | $ (825,876) | $ 497,709 |

Our investing activities are most significantly impacted by the level of investment activity through the development of "built-for-rental" homes through our AMH Development Program, the acquisition of newly built properties through our National Builder Program, and the acquisition of properties through traditional channels, including the availability of bulk portfolio acquisition opportunities. We have strategically scaled back acquisitions of single-family properties through broker sales via the MLS and our National Builder Program as the housing market adjusts to the current macroeconomic environment. The development of "built-for-rental" homes and our property-enhancing capital expenditures may reduce recurring and other capital expenditures on an average per-home basis in the future. We use cash generated from operating and financing activities and by recycling capital through the sale of single-family properties to invest in the strategic expansion of our single-family property portfolio.

Net cash used for investing activities decreased $497.7 million, or 60.3%, from $825.9 million during the year ended December 31, 2024 to $328.2 million during the year ended December 31, 2025. The decrease was primarily attributable to (i) a $499.7 million decrease in cash outflows for the addition of single-family properties to our portfolio primarily due to a nonrecurring bulk portfolio acquisition for $481.7 million during the year ended December 31, 2024 as well as timing of development-related payments, (ii) a $57.2 million increase in net proceeds received from sales of single family properties and other resulting from an increase in properties sold and (iii) $4.0 million in proceeds received from storm-related insurance claims during the year ended December 31, 2025. These changes were partially offset by (i) a $33.0 million decrease in distributions from joint ventures, net of contributions, primarily due to lower cash distributions received with respect to our property and land contributions, (ii) $25.7 million of nonrecurring cash proceeds received during the year ended December 31, 2024 for our AMH 2014-SFR2 Class F asset-backed securitization certificates, (iii) a $3.1 million increase in cash outflows for recurring and other capital expenditures and renovations to single-family properties due to growth in our portfolio and (iv) a $1.8 million increase in cash outflows for other investing activities.

*Financing Activities*

Net cash used for financing activities was $655.7 million during the year ended December 31, 2025 compared to net cash provided by financing activities of $142.7 million during the year ended December 31, 2024. This change was primarily due to the debt and equity activity described below as well as a $28.0 million decrease in payments to a land banking entity related to liabilities to repurchase consolidated land not owned for our AMH Development Program. See Land Option Contracts in Note 2. Significant Accounting Policies to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

**Debt**

As of December 31, 2025, the Company had outstanding unsecured senior notes with varying maturities starting in 2028 with an aggregate principal amount of $4.8 billion. The Company's revolving credit facility has a maximum borrowing capacity of

$1.25 billion and matures in 2028 with two six-month extension options at the Company's election if certain conditions are met. During the year ended December 31, 2025, the Company borrowed $770.0 million and paid down $410.0 million on its revolving credit facility, resulting in $360.0 million of outstanding borrowings as of December 31, 2025.

During the year ended December 31, 2025, the Company paid off the $493.2 million outstanding principal on the AMH 2015-SFR1 securitization and the $426.1 million outstanding principal on the AMH 2015-SFR2 securitization, which resulted in $0.4 million of aggregated charges related to legal and bank fees that were included in loss on early extinguishment of debt within the consolidated statements of operations included in a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K. During the year ended December 31, 2025, the Company also repaid an additional $6.5 million on its asset-backed securitizations.

During the year ended December 31, 2025, the Company also issued the 2030 Notes, receiving $646.4 million in proceeds, net of discount, and paid $5.2 million in related deferred financing costs.

During the year ended December 31, 2024, the Company paid off the $460.6 million outstanding principal on the AMH 2014-SFR2 securitization and the $471.8 million outstanding principal on the AMH 2014-SFR3 securitization, which resulted in $1.5 million of aggregated charges related to legal fees and write-offs of unamortized deferred financing costs. The Company also terminated its previous revolving credit facility during the third quarter of 2024, which resulted in $4.8 million of charges related to the write-off of unamortized deferred financing costs. These charges aggregated to $6.3 million for the year ended December 31, 2024 and were included in loss on early extinguishment of debt within the consolidated statements of operations included in a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

During the year ended December 31, 2024, the Company also issued unsecured senior notes in January, June and December, receiving $1.59 billion in proceeds, net of discount, and paid $13.7 million in related deferred financing costs as well as received $8.6 million for the settlement of two treasury locks in connection with the pricing of the 2035 Notes. The Company also entered into a credit agreement with a $1.25 billion sustainability-linked revolving credit facility and paid $11.5 million in related deferred financing costs. During the year ended December 31, 2024, the Company borrowed $400.0 million and paid down $490.0 million on its revolving credit facility as well as repaid an additional $19.8 million on its asset-backed securitizations.

For additional information regarding the Company's debt issuances, see Note 7. Debt to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

### At-the-Market Common Share Offering Program

The Company maintains an at-the-market common share offering program under which it can issue Class A common shares from time to time through various sales agents up to an aggregate gross sales offering price of $1.0 billion (the "At-the-Market Program"). The At-the-Market Program also provides that we may enter into forward contracts for our Class A common shares with forward sellers and forward purchasers. The Company intends to use any net proceeds from the At-the-Market Program (i) to repay indebtedness the Company has incurred or expects to incur under its revolving credit facility, (ii) to develop new single-family properties and communities, and (iii) for working capital and general corporate purposes, including repurchases of the Company's securities, capital expenditures and the expansion, redevelopment and/or improvement of properties in the Company's portfolio. The At-the-Market Program may be suspended or terminated by the Company at any time. During the year ended December 31, 2024, the Company directly issued 932,746 Class A common shares under its At-the-Market Program, raising $33.7 million in gross proceeds before commissions and other expenses of approximately $0.5 million. Additionally, the Company entered into a forward sale agreement with the forward purchaser during the first quarter of 2024 (the "March 2024 Forward Sale Agreement") to offer 2,987,024 Class A common shares on a forward basis under its At-the-Market Program at the request of the Company by the forward seller. The Company issued and physically settled the 2,987,024 Class A common shares during the fourth quarter of 2024, receiving gross proceeds of $110.6 million before commissions and other expenses of approximately $0.8 million and before offering costs of approximately $0.2 million. During the year ended December 31, 2025, no shares were issued under the At-the-Market Program. As of December 31, 2025, 6,719,453 shares have been issued under the At-the-Market Program and $753.7 million remained available for future share issuances.

When the Company issues common shares, the Operating Partnership issues an equivalent number of units of partnership interest of a corresponding class to AMH, with the Operating Partnership receiving the net proceeds from the share issuances.

### Share Repurchase Program

In 2018, the Company's board of trustees authorized the establishment of a share repurchase program for the repurchase of up to $300.0 million of our outstanding Class A common shares and up to $250.0 million of our outstanding preferred shares from time to time in the open market or in privately negotiated transactions (the "2018 Share Repurchase Program"). All repurchased shares are constructively retired and returned to an authorized and unissued status. The Operating Partnership funds the repurchases and constructively retires an equivalent number of corresponding Class A units. During the year ended December 31, 2025, the Company repurchased and retired 4.7 million of its Class A common shares on a settlement date basis pursuant to the 2018 Share Repurchase Program at a weighted-average price of $31.77 per share and a total price of $150.0 million. During the year ended December 31, 2024, the Company did not repurchase and retire any of its Class A common shares or preferred shares. As of December 31, 2025, the Company had a remaining repurchase authorization under the 2018 Share Repurchase Program of up to $115.1 million of its outstanding Class A common shares and up to $250.0 million of its outstanding preferred shares.

In January 2026, the Company fully utilized the remaining authorization for the repurchase of Class A common shares under the 2018 Share Repurchase Program and repurchased and retired 3.7 million of its outstanding Class A common shares on a settlement date basis pursuant to the program, at a weighted-average price of $31.49 per share and a total price of $115.1 million. In February 2026, the Company's board of trustees authorized the establishment of a new share repurchase program (the "2026 Share Repurchase Program") to repurchase up to $500.0 million of outstanding Class A common shares and up to $250.0 million of outstanding preferred shares from time to time in the open market or in privately negotiated transactions. The 2026 Share Repurchase Program does not have an expiration date, but may be suspended or discontinued at any time without notice. All repurchased shares are constructively retired and returned to an authorized and unissued status.

### Distributions

As a REIT, we generally are required to distribute annually to our shareholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and any net capital gains) and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid and including any net capital gains). The Operating Partnership funds the payment of distributions.

During the years ended December 31, 2025 and 2024, the Company distributed an aggregate $521.2 million and $450.8 million, respectively, to common shareholders, preferred shareholders and noncontrolling interests on a cash basis.

### Tax Changes in One Big Beautiful Bill Act

On July 4, 2025, the President signed into law H.R. 1, originally titled the "One Big Beautiful Bill Act" (the "Act"). The Act made several tax changes that impact us and our shareholders, the most significant of which are summarized as follows. First, the Act preserves the eligibility of REIT ordinary dividends for the qualified business income deduction in Section 199A of the Code, and it makes that deduction permanent. Second, effective for taxable years beginning after December 31, 2025, the Act increases the quarterly asset test limit on securities of taxable REIT subsidiaries from 20% to 25%. Finally, for purposes of the limitation on business interest deductions in Section 163(j) of the Code, the Act applies the more favorable earnings before interest, taxes, depreciation and amortization ("EBITDA") calculation for taxable years starting on or after January 1, 2025, and makes the more favorable EBITDA calculation permanent and, for taxable years beginning on or after January 1, 2026, the Act generally calculates the Section 163(j) limitation prior to the application of any interest capitalization provisions.

### Additional Non-GAAP Measures

*Funds from Operations ("FFO") / Core FFO / Adjusted FFO attributable to common share and unit holders*

FFO attributable to common share and unit holders is a non-GAAP financial measure that we calculate in accordance with the definition approved by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as net income or loss calculated in accordance with GAAP, excluding gains and losses from sales or impairment of real estate, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustments for unconsolidated real estate joint ventures to reflect FFO on the same basis.

Core FFO attributable to common share and unit holders is a non-GAAP financial measure that we use as a supplemental measure of our performance. We compute this metric by adjusting FFO attributable to common share and unit holders for (1) acquisition and other transaction costs incurred with business combinations and the acquisition or disposition of properties as well as nonrecurring items unrelated to ongoing operations and adjustments for investments in proptech venture capital funds related to the pro rata equity pickup of realized and unrealized gains and losses from their portfolio investments, (2) noncash share-based compensation expense, (3) hurricane-related charges, net, which result in material charges to our single-family property portfolio, (4) gain or loss on early extinguishment of debt and (5) the allocation of income to our perpetual preferred shares in connection with their redemption.

Adjusted FFO attributable to common share and unit holders is a non-GAAP financial measure that we use as a supplemental measure of our performance. We compute this metric by adjusting Core FFO attributable to common share and unit holders for (1) Recurring Capital Expenditures that are necessary to help preserve the value and maintain functionality of our properties and (2) capitalized leasing costs incurred during the period. As a portion of our homes are recently developed, acquired and/or renovated, we estimate Recurring Capital Expenditures for our entire portfolio by multiplying (a) current period actual Recurring Capital Expenditures per Same-Home Property by (b) our total number of properties, excluding newly acquired non-stabilized properties and properties classified as held for sale.

We present FFO attributable to common share and unit holders because we consider this metric to be an important measure of the performance of real estate companies, as do many investors and analysts in evaluating the Company. We believe that FFO attributable to common share and unit holders provides useful information to investors because this metric excludes depreciation, which is included in computing net income and assumes the value of real estate diminishes predictably over time. We believe that real estate values fluctuate due to market conditions and in response to inflation. We also believe that Core FFO and Adjusted FFO attributable to common share and unit holders provide useful information to investors because they allow investors to compare our operating performance to prior reporting periods without the effect of certain items that, by nature, are not comparable from period to period.

FFO, Core FFO and Adjusted FFO attributable to common share and unit holders are not a substitute for net income or net cash provided by operating activities, each as determined in accordance with GAAP, as a measure of our operating performance, liquidity or ability to pay dividends. These metrics also are not necessarily indicative of cash available to fund future cash needs. Because other REITs may not compute these measures in the same manner, they may not be comparable among REITs.

The following is a reconciliation of the Company's net income attributable to common shareholders, determined in accordance with GAAP, to FFO attributable to common share and unit holders, Core FFO attributable to common share and unit holders and Adjusted FFO attributable to common share and unit holders for the years ended December 31, 2025 and 2024 (amounts in thousands):

| | For the Years Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Net income attributable to common shareholders | $ 439,030 | $ 398,482 |
| Adjustments: | | |
| Noncontrolling interests in the Operating Partnership | 60,418 | 55,716 |
| Gain on sale and impairment of single-family properties and other, net | (231,460) | (225,756) |
| Adjustments for unconsolidated real estate joint ventures | 6,940 | 4,722 |
| Depreciation and amortization | 504,341 | 477,010 |
| Less: depreciation and amortization of non-real estate assets | (22,333) | (19,447) |
| FFO attributable to common share and unit holders [(1)] | $ 756,936 | $ 690,727 |
| Adjustments: | | |
| Acquisition, other transaction costs and other | 11,180 | 12,192 |
| Noncash share-based compensation - general and administrative | 16,078 | 20,617 |
| Noncash share-based compensation - property management | 4,090 | 4,814 |
| Hurricane-related charges, net | — | 8,884 |
| Loss on early extinguishment of debt | 396 | 6,323 |
| Core FFO attributable to common share and unit holders [(1)] | $ 788,680 | $ 743,557 |
| Recurring Capital Expenditures | (72,605) | (76,281) |
| Leasing costs | (3,623) | (3,966) |
| Adjusted FFO attributable to common share and unit holders [(1)] | $ 712,452 | $ 663,310 |

(1) Unit holders include former AH LLC members and other non-affiliates that own Class A units in the Operating Partnership and their OP units are reflected as noncontrolling interests in the Company's consolidated financial statements. See Note 9. Shareholders' Equity / Partners' Capital to our consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

*EBITDA / EBITDAre / Adjusted EBITDAre / Fully Adjusted EBITDAre*

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure and is used by us and others as a supplemental measure of performance. EBITDAre is a supplemental non-GAAP financial measure, which we calculate in accordance with the definition approved by NAREIT by adjusting EBITDA for gains and losses from sales or impairments of single-family properties and adjusting for unconsolidated real estate joint ventures on the same basis. Adjusted EBITDAre is a supplemental non-GAAP financial measure calculated by adjusting EBITDAre for (1) acquisition and other transaction costs incurred with business combinations and the acquisition or disposition of properties as well as nonrecurring items unrelated to ongoing operations and adjustments for investments in proptech venture capital funds related to the pro rata equity pickup of realized and unrealized gains and losses from their portfolio investments, (2) noncash share-based compensation expense, (3) hurricane-related

charges, net, which result in material charges to our single-family property portfolio and (4) gain or loss on early extinguishment of debt. Fully Adjusted EBITDAre is a supplemental non-GAAP financial measure calculated by adjusting Adjusted EBITDAre for (1) Recurring Capital Expenditures and (2) leasing costs. As a portion of our homes are recently developed, acquired and/or renovated, we estimate Recurring Capital Expenditures for our entire portfolio by multiplying (a) current period actual Recurring Capital Expenditures per Same-Home Property by (b) our total number of properties, excluding newly acquired non-stabilized properties and properties classified as held for sale. We believe these metrics provide useful information to investors because they exclude the impact of various income and expense items that are not indicative of operating performance.

The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA, EBITDAre, Adjusted EBITDAre and Fully Adjusted EBITDAre for the years ended December 31, 2025 and 2024 (amounts in thousands):

| | For the Years Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Net income | $ 513,392 | $ 468,142 |
| Interest expense | 185,198 | 165,351 |
| Depreciation and amortization | 504,341 | 477,010 |
| EBITDA | $ 1,202,931 | $ 1,110,503 |
| | | |
| Gain on sale and impairment of single-family properties and other, net | (231,460) | (225,756) |
| Adjustments for unconsolidated real estate joint ventures | 6,940 | 4,722 |
| EBITDAre | $ 978,411 | $ 889,469 |
| | | |
| Noncash share-based compensation - general and administrative | 16,078 | 20,617 |
| Noncash share-based compensation - property management | 4,090 | 4,814 |
| Acquisition, other transaction costs and other | 11,180 | 12,192 |
| Hurricane-related charges, net | — | 8,884 |
| Loss on early extinguishment of debt | 396 | 6,323 |
| Adjusted EBITDAre | $ 1,010,155 | $ 942,299 |
| | | |
| Recurring Capital Expenditures | (72,605) | (76,281) |
| Leasing costs | (3,623) | (3,966) |
| Fully Adjusted EBITDAre | $ 933,927 | $ 862,052 |

# ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

## Interest Rate Risk

The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. Decreases in interest rates may lead to additional competition for the acquisition of land for development, which may lead to future acquisitions being costlier and resulting in lower yields on land used in our development activities. Significant increases in interest rates may also have an adverse impact on our earnings if we are unable to rent our single-family properties with rental rates high enough to offset the increase in interest rates on our borrowings.

All borrowings under our revolving credit facility bear interest at the Secured Overnight Financing Rate ("SOFR") plus a 0.10% spread adjustment and a margin of 0.85% until the fully extended maturity date of July 2029 and are subject to a zero percent SOFR floor. During the year ended December 31, 2025, the Company borrowed $770.0 million and paid down $410.0 million on its revolving credit facility, resulting in $360.0 million of outstanding variable rate debt as of December 31, 2025. We may incur additional variable rate debt in the future, including additional amounts that we may borrow under our revolving credit facility.

As of December 31, 2025, assuming no change in the outstanding balance of our existing variable rate debt, a hypothetical 100 basis point increase or decrease in the SOFR would increase or decrease our projected annual interest expense by approximately $3.6 million. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

As of December 31, 2025, the Company had approximately $4.8 billion of fixed rate debt and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows by scheduled maturity, weighted-average interest rates and the estimated fair value of our fixed rate debt as of December 31, 2025 (amounts in thousands):

| | Expected Maturity Date | | | | | | | |
| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter | Total | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|
| Fixed rate debt | $ — | $ — | $ 500,000 | $ 400,000 | $ 650,000 | $ 3,250,000 | $ 4,800,000 | $ 4,630,714 |
| Weighted-average interest rate | 4.48 % | 4.48 % | 4.51 % | 4.48 % | 4.42 % | 4.28 % | 4.38 % | |

Treasury lock agreements are used from time to time to manage the potential change in interest rates in anticipation of the possible issuance of fixed rate debt. We do not hold or issue these derivative contracts for trading or speculative purposes.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is included as a separate section in this Annual Report on Form 10-K. See Part IV, "Item 15. Exhibits and Financial Statement Schedules."

# ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# ITEM 9A. CONTROLS AND PROCEDURES

*American Homes 4 Rent*

## Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, the Company performed an evaluation, under the supervision of the Company's CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. These controls and procedures have been designed to ensure that information required for disclosure is recorded, processed, summarized and reported within the requisite time periods and that such information is accumulated and communicated to its management. Based on the Company's evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

## Changes in Internal Controls over Financial Reporting

There have been no changes to the Company's internal controls over financial reporting that occurred during the Company's last fiscal quarter of the year ended December 31, 2025, that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

## Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

## Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company's transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2025, which is presented at the end of this "Item 9A. Controls and Procedures."

*American Homes 4 Rent, L.P.*

## Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, the Operating Partnership performed an evaluation, under the supervision of the general partner's CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. These controls and procedures have been designed to ensure that information required for disclosure is recorded, processed, summarized and reported within the requisite time periods and that such information is accumulated and communicated to its management. Based on the Operating Partnership's evaluation, the general partner's CEO and CFO concluded that the Operating Partnership's disclosure controls and procedures were effective as of December 31, 2025.

## Changes in Internal Controls over Financial Reporting

There have been no changes to the Operating Partnership's internal controls over financial reporting that occurred during the Operating Partnership's last fiscal quarter of the year ended December 31, 2025, that materially affected, or were reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

## Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

## Management's Report on Internal Control over Financial Reporting

The Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Operating Partnership. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Operating Partnership's financial reporting for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Operating Partnership's transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the Operating Partnership's financial statements; providing reasonable assurance that receipts and expenditures of the Operating Partnership's assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Operating Partnership's assets that could have a material effect on the Operating Partnership's financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Operating Partnership's financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Operating Partnership's internal control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Operating Partnership's internal control over financial reporting was effective as of December 31, 2025.

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Trustees of American Homes 4 Rent

## Opinion on Internal Control Over Financial Reporting

We have audited American Homes 4 Rent's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, American Homes 4 Rent (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 20, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ Ernst & Young LLP

Los Angeles, California
February 20, 2026

**ITEM 9B. OTHER INFORMATION**

During the three months ended December 31, 2025, no trustee or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in the Company's definitive proxy statement for the 2026 Annual Meeting (the "2026 Proxy Statement") and is incorporated herein by reference. The Company will file the 2026 Proxy Statement with the SEC within 120 days of the fiscal year ended December 31, 2025.

Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item, other than the table below, will be included in the 2026 Proxy Statement and is incorporated herein by reference.

The following table sets forth information as of December 31, 2025 for the Company's equity compensation plan:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders [1] | 2,700,325 [2] | $ 21.09 [3] | 8,585,203 [4] |
| Equity compensation plans not approved by security holders | — | $ — | — |

(1) The Company's equity compensation plans, the 2012 Equity Incentive Plan and the 2021 Equity Incentive Plan (collectively, the "Plans"), and the 2021 Employee Stock Purchase Plan (the "2021 ESPP"), are described more fully in Note 10. Share-Based Compensation to the consolidated financial statements included as a separate section in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K. The Plans and the 2021 ESPP were approved by the Company's shareholders.

(2) Includes restricted share units granted under the Plans, which, subject to vesting requirements, will convert in the future to common stock on a one-for-one basis. Also includes the maximum number of shares that may be issued upon settlement of outstanding performance-based restricted share units.

(3) Excludes restricted share units and performance-based restricted share units.

(4) As of December 31, 2025, 6,035,676 shares and 2,549,527 shares are remaining available for future issuances under the Plans and the 2021 ESPP, respectively.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a) (1) and (2) Financial Statements and Financial Statement Schedules

The financial statements and financial statement schedule required by this item are included as a separate section of this Annual Report on Form 10-K beginning on page F-1.

|  | Page |
|---|---|
| Reports of Independent Registered Public Accounting Firm (PCAOB ID 00042) | F-1 |
| Audited Consolidated Financial Statements: |  |
| American Homes 4 Rent |  |
| Consolidated Balance Sheets as of December 31, 2025 and 2024 | F-5 |
| Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023 | F-6 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023 | F-7 |
| Consolidated Statements of Equity for the Years Ended December 31, 2025, 2024 and 2023 | F-8 |
| Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 | F-10 |
| American Homes 4 Rent, L.P. |  |
| Consolidated Balance Sheets as of December 31, 2025 and 2024 | F-12 |
| Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023 | F-13 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023 | F-14 |
| Consolidated Statements of Capital for the Years Ended December 31, 2025, 2024 and 2023 | F-15 |
| Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 | F-17 |
| Notes to Consolidated Financial Statements | F-19 |
| Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2025 | F-47 |

All other schedules are omitted because they are either not required, are not applicable, or the information is included in the consolidated financial statements and notes thereto.

### (a) (3) Exhibits

| Exhibit Number | Exhibit Document |
|---|---|
| 3.1 | Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (Incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 3.2 | First Articles of Amendment to Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (Incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed July 19, 2013.) |
| 3.3 | Articles Supplementary for American Homes 4 Rent 5.875% Series G Cumulative Redeemable Perpetual Preferred Shares (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 12, 2017.) |
| 3.4 | Articles Supplementary for American Homes 4 Rent 6.25% Series H Cumulative Redeemable Perpetual Preferred Shares (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 14, 2018.) |
| 3.5 | Amended and Restated Bylaws of American Homes 4 Rent (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 4, 2023.) |
| 4.1 | Description of Securities (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed February 24, 2023.) |
| 4.2 | Indenture, dated as of February 7, 2018, between American Homes 4 Rent, L.P. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 7, 2018.) |
| 4.3 | First Supplemental Indenture, dated as of February 7, 2018, among American Homes 4 Rent, L.P., American Residential Properties OP, L.P. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed February 7, 2018.) |
| 4.4 | Form of Global Note representing the 2028 Notes (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed February 7, 2018.) |

| Exhibit Number | Exhibit Document |
|---|---|
| 4.5 | Second Supplemental Indenture, dated as of January 23, 2019, between American Homes 4 Rent, L.P. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed January 23, 2019.) |
| 4.6 | Form of Global Note representing the 2029 Notes (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed January 23, 2019.) |
| 4.7 | Third Supplemental Indenture, dated as of July 8, 2021, between American Homes 4 Rent, L.P. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed July 8, 2021.) |
| 4.8 | Form of Global Note representing the 2031 Notes (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed July 8, 2021.) |
| 4.9 | Fourth Supplemental Indenture, dated as of July 8, 2021, between American Homes 4 Rent, L.P. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed July 8, 2021.) |
| 4.10 | Form of Global Note representing the 2051 Notes (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed July 8, 2021.) |
| 4.11 | Fifth Supplemental Indenture, dated as of April 7, 2022, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed April 7, 2022.) |
| 4.12 | Form of Global Note representing the 2032 Notes (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed April 7, 2022.) |
| 4.13 | Sixth Supplemental Indenture, dated as of April 7, 2022, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed April 7, 2022.) |
| 4.14 | Form of Global Note representing the 2052 Notes (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed April 7, 2022.) |
| 4.15 | Seventh Supplemental Indenture, dated as of January 30, 2024, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed January 30, 2024.) |
| 4.16 | Form of Global Note representing the 2034 Notes I (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed January 30, 2024.) |
| 4.17 | Eighth Supplemental Indenture, dated as of June 26, 2024, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed June 26, 2024.) |
| 4.18 | Form of Global Note representing the 2034 Notes II (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed June 26, 2024.) |
| 4.19 | Ninth Supplemental Indenture, dated as of December 9, 2024, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 9, 2024.) |
| 4.20 | Form of Global Note representing the 2035 Notes (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed December 9, 2024.) |
| 4.21 | Tenth Supplemental Indenture, dated as of May 13, 2025, between American Homes 4 Rent, L.P. and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed May 13, 2025.) |
| 4.22 | Form of Global Note representing the 2030 Notes (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed May 13, 2025.) |
| 10.1 | Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 10.2 | First Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 10.3 | Amended and Restated Second Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 10.4 | Third Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |

| Exhibit Number | | Exhibit Document |
|---|---|---|
| 10.5 | | Fourth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 10.6 | | Fifth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.6 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-191015) filed October 25, 2013.) |
| 10.7 | | Sixth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.7 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-192592) filed December 27, 2013.) |
| 10.8 | | Seventh Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.8 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-195575) filed May 1, 2014.) |
| 10.9 | | Eighth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 25, 2014.) |
| 10.10 | | Ninth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K filed March 2, 2015.) |
| 10.11 | | Tenth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed February 26, 2016.) |
| 10.12 | | Eleventh Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 17, 2016.) |
| 10.13 | | Twelfth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2016.) |
| 10.14 | | Thirteenth Amendment to Agreement of Limited Partnership of American Homes 4 Rents, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 21, 2017.) |
| 10.15 | | Fourteenth Amendment to Agreement of Limited Partnership of American Homes 4 Rents, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 12, 2017.) |
| 10.16 | | Fifteenth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 14, 2018.) |
| 10.17 | | Sixteenth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed February 22, 2019.) |
| 10.18 | | Amendment Number Seven to the Master Loan and Security Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 9, 2016.) |
| 10.19 | † | Amended and Restated American Homes 4 Rent 2012 Equity Incentive Plan (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed February 24, 2017.) |
| 10.20 | † | Form of Nonqualified Share Option Agreement (Incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration Number 333-189103) filed June 25, 2013.) |
| 10.21 | † | American Homes 4 Rent 2021 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 6, 2021.) |
| 10.22 | † | Form of Restricted Share Unit Agreement for Non-Management Trustees (2021) (Incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed February 25, 2022.) |
| 10.23 | † | Form of Restricted Share Unit Agreement – Time-Vesting for Vice Presidents and Above (2023) (Incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed February 24, 2023.) |
| 10.24 | † | Form of Restricted Share Unit Agreement – Performance-Vesting for Vice Presidents and Above (2023) (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed February 24, 2023.) |
| 10.25 | † | Form of Indemnification Agreement with Trustees and Executive Officers. (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed February 23, 2024.) |
| 10.26 | † | Form of Restricted Share Unit Agreement – Performance-Vesting for Vice Presidents and Above (2024) (Incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed February 21, 2025.) |
| 10.27 | † | Form of Restricted Share Unit Agreement – Retention (2026). Filed herewith. |
| 10.28 | † | Form of Severance and Change of Control Letter Agreement. Filed herewith. |

| Exhibit Number | Exhibit Document |
|---|---|
| 10.29 | Credit Agreement, dated July 16, 2024, by and among American Homes 4 Rent, L.P., as Borrower, American Homes 4 Rent, as Parent, Wells Fargo Bank, National Association, as Agent, and the other lending institutions that are parties thereto, as Lenders (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 19, 2024.) |
| 10.30 | Amendment No. 1 to Credit Agreement, dated May 6, 2025, by and among American Homes 4 Rent, L.P., as Borrower, American Homes 4 Rent, as Parent, Wells Fargo Bank, National Association, as Agent, and the other lending institutions that are parties thereto, as Lenders. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 1, 2025.) |
| 19.1 | Policy on Inside Information and Insider Trading (Incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed February 21, 2025.) |
| 21.1 | List of Subsidiaries of American Homes 4 Rent and American Homes 4 Rent, L.P. Filed herewith. |
| 23.1 | Consent of independent registered public accounting firm of American Homes 4 Rent and American Homes 4 Rent, L.P. Filed herewith. |
| 24.1 | Power of Attorney (included on the signature page of this Form 10-K). Filed herewith. |
| 31.1 | Certification of Chief Executive Officer of American Homes 4 Rent pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. Filed herewith. |
| 31.2 | Certification of Chief Financial Officer of American Homes 4 Rent pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. Filed herewith. |
| 31.3 | Certification of Chief Executive Officer of American Homes 4 Rent, L.P. pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. Filed herewith. |
| 31.4 | Certification of Chief Financial Officer of American Homes 4 Rent, L.P. pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. Filed herewith. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer of American Homes 4 Rent pursuant to 18 U.S.C. 1350. Filed herewith. |
| 32.2 | Certification of Chief Executive Officer and Chief Financial Officer of American Homes 4 Rent, L.P. pursuant to 18 U.S.C. 1350. Filed herewith. |
| 97.1 | Policy Relating to Recovery of Erroneously Awarded Compensation. (Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed February 23, 2024.) |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

---

†     Indicates management contract or compensatory plan

## ITEM 16. FORM 10-K SUMMARY

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2026.

**AMERICAN HOMES 4 RENT**

By:      /s/ BRYAN SMITH

Bryan Smith, *Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 20, 2026 by the following persons on behalf of the registrant and in the capacities indicated.

By:      /s/ BRYAN SMITH

Bryan Smith
Chief Executive Officer and Trustee
(Principal Executive Officer)

By:      /s/ CHRIS LAU

Chris Lau
Chief Financial Officer and Senior Executive Vice President
(Principal Financial Officer)

By:      /s/ BRIAN REITZ

Brian Reitz
Executive Vice President, Chief Accounting Officer
(Principal Accounting Officer)

By:      /s/ DOUGLAS BENHAM

Douglas Benham
(Trustee)

By:      /s/ JACK CORRIGAN

Jack Corrigan
(Trustee)

By:      /s/ DAVID GOLDBERG

David Goldberg
(Trustee)

By:      /s/ TAMARA HUGHES GUSTAVSON

Tamara Hughes Gustavson
(Trustee)

By:      /s/ MATTHEW HART

Matthew Hart
(Trustee)

By:      /s/ MICHELLE KERRICK

Michelle Kerrick
(Trustee)

By:      /s/ LYNN SWANN

Lynn Swann
(Trustee)

By:      /s/ WINIFRED WEBB

Winifred Webb
(Trustee)

By:      /s/ JAY WILLOUGHBY

Jay Willoughby
(Trustee)

By:      /s/ MATTHEW ZAIST

Matthew Zaist
(Trustee)

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2026.

**AMERICAN HOMES 4 RENT, L.P.**

By:     American Homes 4 Rent, its General Partner

By:     /s/ BRYAN SMITH

Bryan Smith, *Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 20, 2026, by the following persons on behalf of American Homes 4 Rent, as sole general partner of American Homes 4 Rent, L.P., the registrant, and in the capacities indicated.

By:     /s/ BRYAN SMITH
Bryan Smith
Chief Executive Officer and Trustee
(Principal Executive Officer)

By:     /s/ CHRIS LAU
Chris Lau
Chief Financial Officer and Senior Executive Vice President
(Principal Financial Officer)

By:     /s/ BRIAN REITZ
Brian Reitz
Executive Vice President, Chief Accounting Officer
(Principal Accounting Officer)

By:     /s/ DOUGLAS BENHAM
Douglas Benham
(Trustee)

By:     /s/ JACK CORRIGAN
Jack Corrigan
(Trustee)

By:     /s/ DAVID GOLDBERG
David Goldberg
(Trustee)

By:     /s/ TAMARA HUGHES GUSTAVSON
Tamara Hughes Gustavson
(Trustee)

By:     /s/ MATTHEW HART
Matthew Hart
(Trustee)

By:     /s/ MICHELLE KERRICK
Michelle Kerrick
(Trustee)

By:     /s/ LYNN SWANN
Lynn Swann
(Trustee)

By:     /s/ WINIFRED WEBB
Winifred Webb
(Trustee)

By:     /s/ JAY WILLOUGHBY
Jay Willoughby
(Trustee)

By:     /s/ MATTHEW ZAIST
Matthew Zaist
(Trustee)

(This page has been left blank intentionally.)

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Trustees of American Homes 4 Rent

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of American Homes 4 Rent (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Real Estate Assets, net

| | |
|---|---|
| *Description of the Matter* | As of December 31, 2025, the Company had total real estate assets, net of $12.5 billion, consisting of single-family properties in operation, single-family properties in development and development land, and single-family properties and land held-for-sale. As explained in Note 2 to the consolidated financial statements, the Company capitalizes costs to prepare single-family properties to be leased and for the development of single-family properties through its internal construction program. From time to time, the Company identifies single-family properties to be sold. At the time such properties are identified, the Company evaluates whether such properties should be classified as held for sale. |
| | Given the number of homes and the volume and nature of the different transactions affecting the recognition, measurement, and classification of real estate assets, performing audit procedures to evaluate the accounting for real estate assets was challenging and required an increased extent of audit effort. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management's accounting for real estate assets, including controls over capitalization of costs, dispositions, and classifications of the Company's properties. Our procedures also included testing management's control over the completeness and accuracy of underlying data used in the operation of controls. |
| | To test the existence, measurement, and presentation and disclosure of real estate assets, we performed audit procedures that included, among others, selecting a sample of costs capitalized during the year, such as development costs, and evaluating the accuracy and classification of recorded amounts, evaluating the methodologies used to capitalize soft costs, including interest and payroll expenses, and selecting a sample of properties completed during the period and verifying that they were accounted for appropriately when placed into service. As it relates to dispositions, we selected a sample of properties disposed during the year and evaluated the terms and conditions of the sales contracts to assess whether the sale was properly recorded, including the removal of the assets from the accounting records and the recognition of the related gain or loss on sale. We also selected a sample of properties classified as held for sale and evaluated whether the properties met the criteria to be classified as held for sale as of December 31, 2025 and selected a sample of properties sold after December 31, 2025 and evaluated whether each property was properly classified as held for sale or held for use as of December 31, 2025. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Los Angeles, California
February 20, 2026

# Report of Independent Registered Public Accounting Firm

To the Partners of American Homes 4 Rent, L.P.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of American Homes 4 Rent, L.P. (the Operating Partnership) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, capital and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Real Estate Assets, net

| | |
|---|---|
| *Description of the Matter* | As of December 31, 2025, the Operating Partnership had total real estate assets, net of $12.5 billion, consisting of single-family properties in operation, single-family properties in development and development land, and single-family properties and land held-for-sale. As explained in Note 2 to the consolidated financial statements, the Operating Partnership capitalizes costs to prepare single-family properties to be leased and for the development of single-family properties through its internal construction program. From time to time, the Operating Partnership identifies single-family properties to be sold. At the time such properties are identified, the Operating Partnership evaluates whether such properties should be classified as held for sale. |
| | Given the number of homes and the volume and nature of the different transactions affecting the recognition, measurement, and classification of real estate assets, performing audit procedures to evaluate the accounting for real estate assets was challenging and required an increased extent of audit effort. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management's accounting for real estate assets, including controls over capitalization of costs, dispositions, and classifications of the Operating Partnership's properties. Our procedures also included testing management's control over the completeness and accuracy of underlying data used in the operation of controls. |
| | To test the existence, measurement, and presentation and disclosure of real estate assets, we performed audit procedures that included, among others, selecting a sample of costs capitalized during the year, such as development costs, and evaluating the accuracy and classification of recorded amounts, evaluating the methodologies used to capitalize soft costs, including interest and payroll expenses, and selecting a sample of properties completed during the period and verifying that they were accounted for appropriately when placed into service. As it relates to dispositions, we selected a sample of properties disposed during the year and evaluated the terms and conditions of the sales contracts to assess whether the sale was properly recorded, including the removal of the assets from the accounting records and the recognition of the related gain or loss on sale. We also selected a sample of properties classified as held for sale and evaluated whether the properties met the criteria to be classified as held for sale as of December 31, 2025 and selected a sample of properties sold after December 31, 2025 and evaluated whether each property was properly classified as held for sale or held for use as of December 31, 2025. |

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2017.

Los Angeles, California
February 20, 2026

# American Homes 4 Rent
## Consolidated Balance Sheets
### *(Amounts in thousands, except share and per share data)*

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Single-family properties: | | |
| Land | $ 2,406,467 | $ 2,370,006 |
| Buildings and improvements | 11,971,961 | 11,559,461 |
| Single-family properties in operation | 14,378,428 | 13,929,467 |
| Less: accumulated depreciation | (3,366,795) | (3,048,868) |
| Single-family properties in operation, net | 11,011,633 | 10,880,599 |
| Single-family properties under development and development land | 1,233,586 | 1,272,284 |
| Single-family properties and land held for sale, net | 225,861 | 212,808 |
| Total real estate assets, net | 12,471,080 | 12,365,691 |
| Cash and cash equivalents | 108,516 | 199,413 |
| Restricted cash | 122,174 | 150,803 |
| Rent and other receivables | 43,119 | 48,452 |
| Escrow deposits, prepaid expenses and other assets | 228,017 | 337,379 |
| Investments in unconsolidated joint ventures | 148,935 | 159,134 |
| Goodwill | 120,279 | 120,279 |
| Total assets | $ 13,242,120 | $ 13,381,151 |
| | | |
| **Liabilities** | | |
| Revolving credit facility | $ 360,000 | $ — |
| Asset-backed securitizations, net | — | 924,344 |
| Unsecured senior notes, net | 4,735,735 | 4,086,418 |
| Accounts payable and accrued expenses | 436,879 | 521,759 |
| Total liabilities | 5,532,614 | 5,532,521 |
| | | |
| **Commitments and contingencies (see Note 14)** | | |
| | | |
| **Equity** | | |
| Shareholders' equity: | | |
| Class A common shares ($0.01 par value per share, 450,000,000 shares authorized, 366,021,665 and 368,987,993 shares issued and outstanding at December 31, 2025 and 2024, respectively) | 3,660 | 3,690 |
| Class B common shares ($0.01 par value per share, 50,000,000 shares authorized, 635,075 shares issued and outstanding at December 31, 2025 and 2024) | 6 | 6 |
| Preferred shares ($0.01 par value per share, 100,000,000 shares authorized, 9,200,000 shares issued and outstanding at December 31, 2025 and 2024) | 92 | 92 |
| Additional paid-in capital | 7,411,003 | 7,529,008 |
| Accumulated deficit | (387,643) | (380,632) |
| Accumulated other comprehensive income | 6,630 | 7,852 |
| Total shareholders' equity | 7,033,748 | 7,160,016 |
| Noncontrolling interest | 675,758 | 688,614 |
| Total equity | 7,709,506 | 7,848,630 |
| | | |
| Total liabilities and equity | $ 13,242,120 | $ 13,381,151 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent
## Consolidated Statements of Operations
***(Amounts in thousands, except share and per share data)***

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Rents and other single-family property revenues | $ 1,850,234 | $ 1,728,697 | $ 1,623,605 |
| | | | |
| Expenses: | | | |
| Property operating expenses | 663,954 | 625,883 | 599,459 |
| Property management expenses | 134,808 | 129,321 | 123,363 |
| General and administrative expense | 83,006 | 83,590 | 74,615 |
| Interest expense | 185,198 | 165,351 | 140,198 |
| Acquisition and other transaction costs | 12,259 | 12,192 | 16,910 |
| Depreciation and amortization | 504,341 | 477,010 | 456,550 |
| Hurricane-related charges, net | — | 8,884 | — |
| Total expenses | 1,583,566 | 1,502,231 | 1,411,095 |
| | | | |
| Gain on sale and impairment of single-family properties and other, net | 231,460 | 225,756 | 209,834 |
| Loss on early extinguishment of debt | (396) | (6,323) | — |
| Other income and expense, net | 15,660 | 22,243 | 9,798 |
| | | | |
| Net income | 513,392 | 468,142 | 432,142 |
| | | | |
| Noncontrolling interest | 60,418 | 55,716 | 51,974 |
| Dividends on preferred shares | 13,944 | 13,944 | 13,944 |
| | | | |
| Net income attributable to common shareholders | $ 439,030 | $ 398,482 | $ 366,224 |
| | | | |
| Weighted-average common shares outstanding: | | | |
| Basic | 370,556,400 | 367,454,012 | 362,024,968 |
| Diluted | 370,906,582 | 367,989,537 | 362,477,216 |
| | | | |
| Net income attributable to common shareholders per share: | | | |
| Basic | $ 1.18 | $ 1.08 | $ 1.01 |
| Diluted | $ 1.18 | $ 1.08 | $ 1.01 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent
## Consolidated Statements of Comprehensive Income
### *(Amounts in thousands)*

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Other comprehensive (loss) income: | | | |
| Cash flow hedging instruments: | | | |
| Gain on settlement of cash flow hedging instruments | 31 | 8,595 | — |
| Reclassification adjustment for amortization of interest expense included in net income | (1,432) | (615) | (564) |
| Other comprehensive (loss) income | (1,401) | 7,980 | (564) |
| Comprehensive income | 511,991 | 476,122 | 431,578 |
| Comprehensive income attributable to noncontrolling interests | 60,255 | 56,687 | 51,899 |
| Dividends on preferred shares | 13,944 | 13,944 | 13,944 |
| Comprehensive income attributable to common shareholders | $ 437,792 | $ 405,491 | $ 365,735 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**American Homes 4 Rent**
**Consolidated Statements of Equity**
***(Amounts in thousands, except share and per share data)***

| | Class A common shares | | Class B common shares | | Preferred shares | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount | Number of shares | Amount | Additional paid-in capital | Accumulated deficit | Accumulated other comprehensive income | Shareholders' equity | Noncontrolling interest | Total equity |
| Balances at December 31, 2022 | 352,881,826 | $ 3,529 | 635,075 | $ 6 | 9,200,000 | $ 92 | $ 6,931,819 | $ (440,791) | $ 1,332 | $ 6,495,987 | $ 678,671 | $ 7,174,658 |
| Share-based compensation | — | — | — | — | — | — | 25,370 | — | — | 25,370 | — | 25,370 |
| Common stock issued under share-based compensation plans, net of shares withheld for employee taxes | 614,922 | 6 | — | — | — | — | 2,567 | — | — | 2,573 | — | 2,573 |
| Issuance of Class A common shares, net of offering costs of $400 | 10,799,683 | 108 | — | — | — | — | 398,092 | — | — | 398,200 | — | 398,200 |
| Distributions to equity holders: | | | | | | | | | | | | |
| Preferred shares (Note 9) | — | — | — | — | — | — | — | (13,944) | — | (13,944) | — | (13,944) |
| Noncontrolling interests | — | — | — | — | — | — | — | — | — | — | (45,211) | (45,211) |
| Common shares ($0.88 per share) | — | — | — | — | — | — | — | (320,341) | — | (320,341) | — | (320,341) |
| Net income | — | — | — | — | — | — | — | 380,168 | — | 380,168 | 51,974 | 432,142 |
| Total other comprehensive loss | — | — | — | — | — | — | — | — | (489) | (489) | (75) | (564) |
| Balances at December 31, 2023 | 364,296,431 | $ 3,643 | 635,075 | $ 6 | 9,200,000 | $ 92 | $ 7,357,848 | $ (394,908) | $ 843 | $ 6,967,524 | $ 685,359 | $ 7,652,883 |
| Share-based compensation | — | — | — | — | — | — | 30,984 | — | — | 30,984 | — | 30,984 |
| Common stock issued under share-based compensation plans, net of shares withheld for employee taxes | 771,792 | 8 | — | — | — | — | (2,602) | — | — | (2,594) | — | (2,594) |
| Issuance of Class A common shares, net of offering costs of $257 | 3,919,770 | 39 | — | — | — | — | 142,778 | — | — | 142,817 | — | 142,817 |
| Distributions to equity holders: | | | | | | | | | | | | |
| Preferred shares (Note 9) | — | — | — | — | — | — | — | (13,944) | — | (13,944) | — | (13,944) |
| Noncontrolling interests | — | — | — | — | — | — | — | — | — | — | (53,432) | (53,432) |
| Common shares ($1.04 per share) | — | — | — | — | — | — | — | (384,206) | — | (384,206) | — | (384,206) |
| Net income | — | — | — | — | — | — | — | 412,426 | — | 412,426 | 55,716 | 468,142 |
| Total other comprehensive income | — | — | — | — | — | — | — | — | 7,009 | 7,009 | 971 | 7,980 |
| Balances at December 31, 2024 | 368,987,993 | $ 3,690 | 635,075 | $ 6 | 9,200,000 | $ 92 | $ 7,529,008 | $ (380,632) | $ 7,852 | $ 7,160,016 | $ 688,614 | $ 7,848,630 |

**American Homes 4 Rent**
**Consolidated Statements of Equity (continued)**
*(Amounts in thousands, except share and per share data)*

| | Class A common shares | | Class B common shares | | Preferred shares | | Additional paid-in capital | Accumulated deficit | Accumulated other comprehensive income | Shareholders' equity | Noncontrolling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount | Number of shares | Amount | | | | | | |
| Balances at December 31, 2024 | 368,987,993 | $ 3,690 | 635,075 | $ 6 | 9,200,000 | $ 92 | $ 7,529,008 | $ (380,632) | $ 7,852 | $ 7,160,016 | $ 688,614 | $ 7,848,630 |
| Share-based compensation | — | — | — | — | — | — | 25,815 | — | — | 25,815 | — | 25,815 |
| Common stock issued under share-based compensation plans, net of shares withheld for employee taxes | 854,877 | 8 | — | — | — | — | (5,793) | — | — | (5,785) | — | (5,785) |
| Redemptions of Class A units | 900,000 | 9 | — | — | — | — | 12,019 | — | 16 | 12,044 | (12,044) | — |
| Repurchases of Class A common shares | (4,721,205) | (47) | — | — | — | — | (150,046) | — | — | (150,093) | — | (150,093) |
| Distributions to equity holders: | | | | | | | | | | | | |
| Preferred shares (Note 9) | — | — | — | — | — | — | — | (13,944) | — | (13,944) | — | (13,944) |
| Noncontrolling interests | — | — | — | — | — | — | — | — | — | — | (61,067) | (61,067) |
| Common shares ($1.20 per share) | — | — | — | — | — | — | — | (446,041) | — | (446,041) | — | (446,041) |
| Net income | — | — | — | — | — | — | — | 452,974 | — | 452,974 | 60,418 | 513,392 |
| Total other comprehensive loss | — | — | — | — | — | — | — | — | (1,238) | (1,238) | (163) | (1,401) |
| Balances at December 31, 2025 | 366,021,665 | $ 3,660 | 635,075 | $ 6 | 9,200,000 | $ 92 | $ 7,411,003 | $ (387,643) | $ 6,630 | $ 7,033,748 | $ 675,758 | $ 7,709,506 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent
## Consolidated Statements of Cash Flows
### (Amounts in thousands)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Operating activities** | | | |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 504,341 | 477,010 | 456,550 |
| Noncash amortization of deferred financing costs, debt discounts and cash flow hedging instruments | 10,039 | 11,489 | 12,279 |
| Noncash share-based compensation | 25,815 | 30,984 | 25,370 |
| Loss on early extinguishment of debt | 396 | 6,323 | — |
| Equity in net (income) loss of unconsolidated entities | (320) | 6 | (1,227) |
| Return on investment from unconsolidated joint ventures | 3,629 | 1,946 | 3,345 |
| Gain on sale and impairment of single-family properties and other, net | (231,460) | (225,756) | (209,834) |
| Other changes in operating assets and liabilities: | | | |
| Rent and other receivables | 1,313 | (1,710) | 879 |
| Prepaid expenses and other assets | 21,955 | 11,201 | (21,545) |
| Deferred leasing costs | (3,623) | (3,966) | (3,113) |
| Accounts payable and accrued expenses | 18,160 | 34,362 | 44,264 |
| Amounts due from related parties | 690 | 1,504 | (421) |
| Net cash provided by operating activities | 864,327 | 811,535 | 738,689 |
| | | | |
| **Investing activities** | | | |
| Cash paid for single-family properties | (23,587) | (495,912) | (12,784) |
| Change in escrow deposits for purchase of single-family properties | (2,495) | 5,482 | 4,928 |
| Net proceeds received from sales of single-family properties and other | 630,352 | 573,182 | 469,463 |
| Proceeds received from storm-related insurance claims | 4,020 | — | 4,050 |
| Proceeds from notes receivable related to the sale of properties | 215 | 540 | 698 |
| Investment in unconsolidated joint ventures | (15,078) | (19,680) | (12,614) |
| Distributions from unconsolidated entities | 78,702 | 116,311 | 47,736 |
| Renovations to single-family properties | (40,645) | (34,052) | (40,137) |
| Recurring and other capital expenditures for single-family properties | (118,211) | (121,751) | (134,176) |
| Cash paid for development activity | (810,507) | (845,851) | (979,848) |
| Cash paid for deposits on land option contracts | — | (653) | (1,142) |
| Proceeds from asset-backed securitization certificates | — | 25,666 | — |
| Other investing activities | (30,933) | (29,158) | (38,752) |
| Net cash used for investing activities | (328,167) | (825,876) | (692,578) |
| | | | |
| **Financing activities** | | | |
| Proceeds from issuance of Class A common shares | — | 143,074 | 398,600 |
| Payments of Class A common share issuance costs | — | (257) | (400) |
| Repurchases of Class A common shares | (150,093) | — | — |
| Proceeds from issuances under share-based compensation plans | 6,066 | 6,422 | 6,539 |
| Payments related to tax withholding for share-based compensation | (11,851) | (9,016) | (3,966) |
| Payments on asset-backed securitizations | (925,787) | (952,191) | (24,470) |
| Proceeds from revolving credit facility | 770,000 | 400,000 | 200,000 |
| Payments on revolving credit facility | (410,000) | (490,000) | (240,000) |
| Proceeds from unsecured senior notes, net of discount | 646,385 | 1,594,052 | — |
| Settlement of cash flow hedging instruments | 31 | 8,595 | — |
| Payments related to liabilities to repurchase consolidated land not owned | (54,036) | (82,001) | — |
| Distributions to noncontrolling interests | (60,972) | (53,287) | (45,071) |
| Distributions to common shareholders | (446,292) | (383,535) | (319,498) |
| Distributions to preferred shareholders | (13,944) | (13,944) | (13,944) |
| Deferred financing costs paid | (5,193) | (25,216) | — |
| Net cash (used for) provided by financing activities | (655,686) | 142,696 | (42,210) |
| | | | |
| Net (decrease) increase in cash, cash equivalents and restricted cash | (119,526) | 128,355 | 3,901 |
| Cash, cash equivalents and restricted cash, beginning of period (see Note 2) | 350,216 | 221,861 | 217,960 |
| Cash, cash equivalents and restricted cash, end of period (see Note 2) | $ 230,690 | $ 350,216 | $ 221,861 |

**American Homes 4 Rent**
**Consolidated Statements of Cash Flows (continued)**
*(Amounts in thousands)*

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Supplemental cash flow information** | | | |
| Cash payments for interest, net of amounts capitalized | $ (172,220) | $ (128,056) | $ (128,027) |
| | | | |
| **Supplemental schedule of noncash investing and financing activities** | | | |
| Accrued property renovations and development expenditures | $ 52,685 | $ 69,865 | $ 71,637 |
| Transfers of completed homebuilding deliveries to properties | 780,918 | 837,258 | 683,688 |
| Property and land contributions to unconsolidated joint ventures | (66,047) | (156,934) | (46,109) |
| Noncash right-of-use assets obtained in exchange for operating lease liabilities | 4,629 | 1,625 | 963 |
| Accrued distributions to affiliates | 1,667 | 1,917 | 1,248 |
| Accrued distributions to non-affiliates | 177 | 149 | 142 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent, L.P.
## Consolidated Balance Sheets
*(Amounts in thousands, except unit data)*

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Single-family properties: | | |
| Land | $ 2,406,467 | $ 2,370,006 |
| Buildings and improvements | 11,971,961 | 11,559,461 |
| Single-family properties in operation | 14,378,428 | 13,929,467 |
| Less: accumulated depreciation | (3,366,795) | (3,048,868) |
| Single-family properties in operation, net | 11,011,633 | 10,880,599 |
| Single-family properties under development and development land | 1,233,586 | 1,272,284 |
| Single-family properties and land held for sale, net | 225,861 | 212,808 |
| Total real estate assets, net | 12,471,080 | 12,365,691 |
| Cash and cash equivalents | 108,516 | 199,413 |
| Restricted cash | 122,174 | 150,803 |
| Rent and other receivables | 43,119 | 48,452 |
| Escrow deposits, prepaid expenses and other assets | 228,017 | 337,379 |
| Investments in unconsolidated joint ventures | 148,935 | 159,134 |
| Goodwill | 120,279 | 120,279 |
| Total assets | $ 13,242,120 | $ 13,381,151 |
| | | |
| **Liabilities** | | |
| Revolving credit facility | $ 360,000 | $ — |
| Asset-backed securitizations, net | — | 924,344 |
| Unsecured senior notes, net | 4,735,735 | 4,086,418 |
| Accounts payable and accrued expenses | 436,879 | 521,759 |
| Total liabilities | 5,532,614 | 5,532,521 |
| | | |
| **Commitments and contingencies (see Note 14)** | | |
| | | |
| **Capital** | | |
| Partners' capital: | | |
| General partner: | | |
| Common units (366,656,740 and 369,623,068 units issued and outstanding at December 31, 2025 and 2024, respectively) | 6,805,278 | 6,930,324 |
| Preferred units (9,200,000 units issued and outstanding at December 31, 2025 and 2024) | 221,840 | 221,840 |
| Limited partner: | | |
| Common units (50,476,980 and 51,376,980 units issued and outstanding at December 31, 2025 and 2024, respectively) | 674,847 | 687,524 |
| Accumulated other comprehensive income | 7,541 | 8,942 |
| Total capital | 7,709,506 | 7,848,630 |
| | | |
| Total liabilities and capital | $ 13,242,120 | $ 13,381,151 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent, L.P.
## Consolidated Statements of Operations
### (Amounts in thousands, except unit and per unit data)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Rents and other single-family property revenues | $ 1,850,234 | $ 1,728,697 | $ 1,623,605 |
| | | | |
| Expenses: | | | |
| Property operating expenses | 663,954 | 625,883 | 599,459 |
| Property management expenses | 134,808 | 129,321 | 123,363 |
| General and administrative expense | 83,006 | 83,590 | 74,615 |
| Interest expense | 185,198 | 165,351 | 140,198 |
| Acquisition and other transaction costs | 12,259 | 12,192 | 16,910 |
| Depreciation and amortization | 504,341 | 477,010 | 456,550 |
| Hurricane-related charges, net | — | 8,884 | — |
| Total expenses | 1,583,566 | 1,502,231 | 1,411,095 |
| | | | |
| Gain on sale and impairment of single-family properties and other, net | 231,460 | 225,756 | 209,834 |
| Loss on early extinguishment of debt | (396) | (6,323) | — |
| Other income and expense, net | 15,660 | 22,243 | 9,798 |
| | | | |
| Net income | 513,392 | 468,142 | 432,142 |
| | | | |
| Preferred distributions | 13,944 | 13,944 | 13,944 |
| | | | |
| Net income attributable to common unitholders | $ 499,448 | $ 454,198 | $ 418,198 |
| | | | |
| Weighted-average common units outstanding: | | | |
| Basic | 421,550,914 | 418,830,992 | 413,401,948 |
| Diluted | 421,901,096 | 419,366,517 | 413,854,196 |
| | | | |
| Net income attributable to common unitholders per unit: | | | |
| Basic | $ 1.18 | $ 1.08 | $ 1.01 |
| Diluted | $ 1.18 | $ 1.08 | $ 1.01 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent, L.P.
## Consolidated Statements of Comprehensive Income
### *(Amounts in thousands)*

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Other comprehensive (loss) income: | | | |
| Cash flow hedging instruments: | | | |
| Gain on settlement of cash flow hedging instruments | 31 | 8,595 | — |
| Reclassification adjustment for amortization of interest expense included in net income | (1,432) | (615) | (564) |
| Other comprehensive (loss) income | (1,401) | 7,980 | (564) |
| Comprehensive income | 511,991 | 476,122 | 431,578 |
| Preferred distributions | 13,944 | 13,944 | 13,944 |
| Comprehensive income attributable to common unitholders | $ 498,047 | $ 462,178 | $ 417,634 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**American Homes 4 Rent, L.P.**
**Consolidated Statements of Capital**
*(Amounts in thousands, except unit and per unit data)*

| | General Partner | | | Limited Partners | | Accumulated other comprehensive income | Total capital |
|---|---|---|---|---|---|---|---|
| | Common capital | | Preferred capital amount | Common capital | | | |
| | Number of units | Amount | | Number of units | Amount | | |
| Balances at December 31, 2022 | 353,516,901 | $ 6,272,815 | $ 221,840 | 51,376,980 | $ 678,477 | $ 1,526 | $ 7,174,658 |
| Share-based compensation | — | 25,370 | — | — | — | — | 25,370 |
| Common units issued under share-based compensation plans, net of units withheld for employee taxes | 614,922 | 2,573 | — | — | — | — | 2,573 |
| Issuance of Class A common units, net of offering costs of $400 | 10,799,683 | 398,200 | — | — | — | — | 398,200 |
| Distributions to capital holders: | | | | | | | |
| Preferred units (Note 9) | — | — | (13,944) | — | — | — | (13,944) |
| Common units ($0.88 per unit) | — | (320,341) | — | — | (45,211) | — | (365,552) |
| Net income | — | 366,224 | 13,944 | — | 51,974 | — | 432,142 |
| Total other comprehensive loss | — | — | — | — | — | (564) | (564) |
| Balances at December 31, 2023 | 364,931,506 | $ 6,744,841 | $ 221,840 | 51,376,980 | $ 685,240 | $ 962 | $ 7,652,883 |
| Share-based compensation | — | 30,984 | — | — | — | — | 30,984 |
| Common units issued under share-based compensation plans, net of units withheld for employee taxes | 771,792 | (2,594) | — | — | — | — | (2,594) |
| Issuance of Class A common units, net of offering costs of $257 | 3,919,770 | 142,817 | — | — | — | — | 142,817 |
| Distributions to capital holders: | | | | | | | |
| Preferred units (Note 9) | — | — | (13,944) | — | — | — | (13,944) |
| Common units ($1.04 per unit) | — | (384,206) | — | — | (53,432) | — | (437,638) |
| Net income | — | 398,482 | 13,944 | — | 55,716 | — | 468,142 |
| Total other comprehensive income | — | — | — | — | — | 7,980 | 7,980 |
| Balances at December 31, 2024 | 369,623,068 | $ 6,930,324 | $ 221,840 | 51,376,980 | $ 687,524 | $ 8,942 | $ 7,848,630 |

**American Homes 4 Rent, L.P.**
**Consolidated Statements of Capital (continued)**
*(Amounts in thousands, except unit and per unit data)*

| | General Partner | | | Limited Partners | | Accumulated other comprehensive income | Total capital |
| | Common capital | | Preferred capital amount | Common capital | | | |
| | Number of units | Amount | | Number of units | Amount | | |
|---|---|---|---|---|---|---|---|
| Balances at December 31, 2024 | 369,623,068 | $ 6,930,324 | $ 221,840 | 51,376,980 | $ 687,524 | $ 8,942 | $ 7,848,630 |
| Share-based compensation | — | 25,815 | — | — | — | — | 25,815 |
| Common units issued under share-based compensation plans, net of units withheld for employee taxes | 854,877 | (5,785) | — | — | — | — | (5,785) |
| Redemptions of Class A units | 900,000 | 12,028 | — | (900,000) | (12,028) | — | — |
| Repurchases of Class A units | (4,721,205) | (150,093) | — | — | — | — | (150,093) |
| Distributions to capital holders: | | | | | | | |
| Preferred units (Note 9) | — | — | (13,944) | — | — | — | (13,944) |
| Common units ($1.20 per unit) | — | (446,041) | — | — | (61,067) | — | (507,108) |
| Net income | — | 439,030 | 13,944 | — | 60,418 | — | 513,392 |
| Total other comprehensive loss | — | — | — | — | — | (1,401) | (1,401) |
| Balances at December 31, 2025 | 366,656,740 | $ 6,805,278 | $ 221,840 | 50,476,980 | $ 674,847 | $ 7,541 | $ 7,709,506 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# American Homes 4 Rent, L.P.
## Consolidated Statements of Cash Flows
### *(Amounts in thousands)*

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Operating activities** | | | |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 504,341 | 477,010 | 456,550 |
| Noncash amortization of deferred financing costs, debt discounts and cash flow hedging instruments | 10,039 | 11,489 | 12,279 |
| Noncash share-based compensation | 25,815 | 30,984 | 25,370 |
| Loss on early extinguishment of debt | 396 | 6,323 | — |
| Equity in net (income) loss of unconsolidated entities | (320) | 6 | (1,227) |
| Return on investment from unconsolidated joint ventures | 3,629 | 1,946 | 3,345 |
| Gain on sale and impairment of single-family properties and other, net | (231,460) | (225,756) | (209,834) |
| Other changes in operating assets and liabilities: | | | |
| Rent and other receivables | 1,313 | (1,710) | 879 |
| Prepaid expenses and other assets | 21,955 | 11,201 | (21,545) |
| Deferred leasing costs | (3,623) | (3,966) | (3,113) |
| Accounts payable and accrued expenses | 18,160 | 34,362 | 44,264 |
| Amounts due from related parties | 690 | 1,504 | (421) |
| Net cash provided by operating activities | 864,327 | 811,535 | 738,689 |
| | | | |
| **Investing activities** | | | |
| Cash paid for single-family properties | (23,587) | (495,912) | (12,784) |
| Change in escrow deposits for purchase of single-family properties | (2,495) | 5,482 | 4,928 |
| Net proceeds received from sales of single-family properties and other | 630,352 | 573,182 | 469,463 |
| Proceeds received from storm-related insurance claims | 4,020 | — | 4,050 |
| Proceeds from notes receivable related to the sale of properties | 215 | 540 | 698 |
| Investment in unconsolidated joint ventures | (15,078) | (19,680) | (12,614) |
| Distributions from unconsolidated entities | 78,702 | 116,311 | 47,736 |
| Renovations to single-family properties | (40,645) | (34,052) | (40,137) |
| Recurring and other capital expenditures for single-family properties | (118,211) | (121,751) | (134,176) |
| Cash paid for development activity | (810,507) | (845,851) | (979,848) |
| Cash paid for deposits on land option contracts | — | (653) | (1,142) |
| Proceeds from repayment of loan from affiliate | — | 25,666 | — |
| Other investing activities | (30,933) | (29,158) | (38,752) |
| Net cash used for investing activities | (328,167) | (825,876) | (692,578) |
| | | | |
| **Financing activities** | | | |
| Proceeds from issuance of Class A common units | — | 143,074 | 398,600 |
| Payments of Class A common unit issuance costs | — | (257) | (400) |
| Repurchases of Class A common units | (150,093) | — | — |
| Proceeds from issuances under share-based compensation plans | 6,066 | 6,422 | 6,539 |
| Payments related to tax withholding for share-based compensation | (11,851) | (9,016) | (3,966) |
| Payments on asset-backed securitizations | (925,787) | (952,191) | (24,470) |
| Proceeds from revolving credit facility | 770,000 | 400,000 | 200,000 |
| Payments on revolving credit facility | (410,000) | (490,000) | (240,000) |
| Proceeds from unsecured senior notes, net of discount | 646,385 | 1,594,052 | — |
| Settlement of cash flow hedging instruments | 31 | 8,595 | — |
| Payments related to liabilities to repurchase consolidated land not owned | (54,036) | (82,001) | — |
| Distributions to common unitholders | (507,264) | (436,822) | (364,569) |
| Distributions to preferred unitholders | (13,944) | (13,944) | (13,944) |
| Deferred financing costs paid | (5,193) | (25,216) | — |
| Net cash (used for) provided by financing activities | (655,686) | 142,696 | (42,210) |
| | | | |
| Net (decrease) increase in cash, cash equivalents and restricted cash | (119,526) | 128,355 | 3,901 |
| Cash, cash equivalents and restricted cash, beginning of period (see Note 2) | 350,216 | 221,861 | 217,960 |
| Cash, cash equivalents and restricted cash, end of period (see Note 2) | $ 230,690 | $ 350,216 | $ 221,861 |

**American Homes 4 Rent, L.P.**
**Consolidated Statements of Cash Flows (continued)**
*(Amounts in thousands)*

| | | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| **Supplemental cash flow information** | | | | | | |
| Cash payments for interest, net of amounts capitalized | $ | (172,220) | $ | (128,056) | $ | (128,027) |
| | | | | | | |
| **Supplemental schedule of noncash investing and financing activities** | | | | | | |
| Accrued property renovations and development expenditures | $ | 52,685 | $ | 69,865 | $ | 71,637 |
| Transfers of completed homebuilding deliveries to properties | | 780,918 | | 837,258 | | 683,688 |
| Property and land contributions to unconsolidated joint ventures | | (66,047) | | (156,934) | | (46,109) |
| Noncash right-of-use assets obtained in exchange for operating lease liabilities | | 4,629 | | 1,625 | | 963 |
| Accrued distributions to affiliates | | 1,667 | | 1,917 | | 1,248 |
| Accrued distributions to non-affiliates | | 177 | | 149 | | 142 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**American Homes 4 Rent**
**American Homes 4 Rent, L.P.**
**Notes to Consolidated Financial Statements**

## Note 1. Organization and Operations

American Homes 4 Rent ("AMH" or the "General Partner") is an internally managed Maryland real estate investment trust ("REIT") formed on October 19, 2012 for the purpose of developing, renovating, leasing and managing single-family homes as rental properties. American Homes 4 Rent, L.P., a Delaware limited partnership formed on October 22, 2012, and its consolidated subsidiaries (collectively, the "Operating Partnership" or the "OP") is the entity through which the Company conducts substantially all of its business and owns, directly or through subsidiaries, substantially all of its assets. References to the "Company," "we," "our" and "us" mean collectively AMH, the Operating Partnership and those entities/subsidiaries owned or controlled by AMH and/or the Operating Partnership. As of December 31, 2025, the Company held 61,479 single-family properties in 24 states, including 1,142 properties classified as held for sale.

AMH is the general partner of, and as of December 31, 2025 owned approximately 87.9% of the common partnership interest in, the Operating Partnership. The remaining 12.1% of the common partnership interest was owned by limited partners. As the sole general partner of the Operating Partnership, AMH has exclusive control of the Operating Partnership's day-to-day management. The Company's management operates AMH and the Operating Partnership as one business, and the management of AMH consists of the same members as the management of the Operating Partnership. AMH's primary function is acting as the general partner of the Operating Partnership. The only material asset of AMH is its partnership interest in the Operating Partnership. As a result, AMH generally does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing equity from time to time and guaranteeing certain debt of the Operating Partnership. AMH itself is not directly obligated under any indebtedness, but guarantees some of the debt of the Operating Partnership. The Operating Partnership owns substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures, either directly or through its subsidiaries, conducts the operations of the Company's business and is structured as a limited partnership with no publicly traded equity. AMH contributes all net proceeds from its various equity offerings to the Operating Partnership. In return for those contributions, AMH receives Operating Partnership units ("OP units") equal to the number of shares it has issued in the equity offering. Based on the terms of the Agreement of Limited Partnership of the Operating Partnership, as amended, OP units can be exchanged for shares on a one-for-one basis. Except for net proceeds from equity issuances by AMH, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's incurrence of indebtedness or through the issuance of OP units.

## Note 2. Significant Accounting Policies

*Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and in conjunction with the rules and regulations of the Securities and Exchange Commission ("SEC"). Any references in this report to the number of properties is outside the scope of our independent registered public accounting firm's audit of our financial statements, in accordance with the standards of the Public Company Accounting Oversight Board. In the opinion of management, all adjustments of a normal and recurring nature necessary for a fair presentation of the consolidated financial statements have been made.

In Note 4. Rent and Other Receivables, the Company reclassified certain immaterial tenant charge-backs from variable lease payments to fixed lease payments for the year ended December 31, 2023, and certain immaterial fees from single-family properties from variable lease payments to fixed lease payments for the year ended December 31, 2023 to conform with the current year presentation. Additionally, in Note 5. Escrow Deposits, Prepaid Expenses and Other Assets, certain prior year amounts have been reclassified to conform with the current year presentation.

*Principles of Consolidation*

The consolidated financial statements present the accounts of both (i) the Company, which include AMH, the Operating Partnership and their consolidated subsidiaries, and (ii) the Operating Partnership, which include the Operating Partnership and its consolidated subsidiaries. Intercompany accounts and transactions have been eliminated.

The Company consolidates real estate partnerships and other entities that are not variable interest entities ("VIEs") in accordance with Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"), when it owns, directly or indirectly, a majority interest in the entity or is otherwise able to control the entity. Entities that are not VIEs and for which the Company owns an interest and has the ability to exercise significant influence but does not control are accounted for under the equity method of accounting. See Investments in Unconsolidated Joint Ventures below for a further discussion of our investments in unconsolidated joint ventures. The Company consolidates VIEs in accordance with ASC 810 if it is the primary beneficiary of the VIE as determined by its power to direct the VIE's activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE.

The Company has entered into real estate exchange transactions in accordance with Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), in order to defer taxable gains on the exchange of like-kind property ("1031 Exchange"). Our 1031 Exchange transactions are facilitated by a qualified intermediary (the "QI"), which holds the proceeds from the Company's disposition of real properties until such transactions are complete. The QI established a special purpose entity, which was determined to be a VIE (the "QI VIE"), to hold the disposition proceeds in an escrow account and the QI VIE must use the proceeds to acquire replacement real property for the Company in a manner consistent with the requirements of Section 1031 of the Code. To the extent the proceeds are not used to acquire replacement real property, the QI VIE pays the proceeds to the Company. The Company is the primary beneficiary of the QI VIE as it retains essentially all economic benefits related to the QI VIE and directs the activities that most significantly impact the QI VIE's economic performance and therefore the QI VIE and the related disposition proceeds are consolidated within the consolidated financial statements. Our 1031 Exchange transactions also are facilitated by an exchange accommodation titleholder (the "EAT"), which holds the replacement property for the 1031 Exchange until such transactions are complete. The EAT established a special purpose entity, which was determined to be a VIE (the "EAT VIE"), to hold the replacement property and the EAT VIE must transfer the replacement property to the Company in a manner consistent with the requirements of Section 1031 of the Code. The Company is the primary beneficiary of the EAT VIE as it retains essentially all economic benefits related to the EAT VIE and directs the activities that most significantly impact the EAT VIE's economic performance and therefore the EAT VIE and the related replacement property is consolidated within the consolidated financial statements.

The Company also holds investments in proptech venture capital funds and deposits with land banking entities that we determined are VIEs. As the Company does not control the activities that most significantly impact the economic performance of these entities, the Company was deemed not to be the primary beneficiary and therefore did not consolidate the entities. See Investments in Venture Capital Funds and Land Option Contracts below for further discussion.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

AMH has elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 to 860 of the Code, commencing with our taxable year ended December 31, 2012. We believe that we have operated, and continue to operate, in such a manner as to satisfy the requirements for qualification as a REIT. Provided that we qualify as a REIT and our distributions to our shareholders equal or exceed our REIT taxable income (determined without regard to the deduction for dividends paid and including any net capital gains), we generally will not be subject to U.S. federal income tax.

Qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including tests related to the percentage of income that we earn from specified sources and the percentage of our earnings that we distribute to our shareholders. Accordingly, no assurance can be given that we will continue to be organized or be able to operate in a manner so as to remain qualified as a REIT. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax and state income tax on our taxable income at regular corporate tax rates, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify.

Even if we qualify as a REIT, we may be subject to certain state or local income and capital taxes and U.S. federal income and excise taxes on our undistributed REIT taxable income, if any. Certain of our subsidiaries are subject to taxation by U.S. federal, state and local authorities for the periods presented. We made joint elections to treat certain subsidiaries as taxable REIT subsidiaries which are subject to U.S. federal, state and local taxes on their income at regular corporate rates. The tax years from 2021 to present generally remain open to examination by the taxing jurisdictions to which the Company is subject.

We believe that our Operating Partnership is properly treated as a partnership for U.S. federal income tax purposes. As a partnership, the Operating Partnership is not subject to U.S. federal income tax on our income. Instead, each of the Operating Partnership's partners, including AMH, is allocated, and may be required to pay tax with respect to, its share of the Operating Partnership's income. As such, no provision for U.S. federal income taxes has been included for the Operating Partnership.

ASC 740-10, *Income Taxes,* requires recognition of deferred tax assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the more likely than not threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2025, there were no deferred tax assets and liabilities or unrecognized tax benefits recorded by the Company. We do not anticipate a significant change in unrecognized tax benefits within the next 12 months.

As a REIT, we generally are required to distribute annually to our shareholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and any net capital gains) and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid and including any net capital gains). The Operating Partnership funds the payment of distributions.

*Investments in Real Estate*

Purchases of single-family properties are treated as asset acquisitions and, as such, are recorded at their purchase price, including acquisition costs, which is allocated to land and building based upon their relative fair values at the date of acquisition. Fair value is determined in accordance with ASC 820, *Fair Value Measurements and Disclosures*, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the total purchase price to individual homes in a portfolio acquisition and allocating the individual purchase price of a home to the acquired components, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program (the "AMH Development Program") and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. Typically, we allocate between 10% to 30% of the purchase price of properties to land. For the year ended December 31, 2025, the Company purchased 84 single-family properties treated as asset acquisitions for accounting purposes for a total purchase price of $23.6 million, net of holding costs, which was included in cash paid for single-family properties within the consolidated statement of cash flows.

The nature of our business requires that in certain circumstances we acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash are estimated and accrued for on the date of acquisition and recorded as a cost of the property.

We incur costs to prepare properties acquired through our traditional acquisition channels for rental. These costs, along with related holding costs, are capitalized to the cost of the property during the period the property is undergoing activities to prepare it for its intended use. We capitalize interest costs as a cost of the property only during the period for which activities necessary to prepare an asset for its intended use are ongoing, provided that expenditures for the asset have been made and interest costs have been incurred. Upon completion of the renovation of our properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

*Single-Family Properties Under Development and Development Land*

Land and construction in progress for our AMH Development Program are presented separately in single-family properties under development and development land within the consolidated balance sheets. Our capitalization policy on development properties follows the guidance in ASC 835-20, *Capitalization of Interest*, and ASC 970, *Real Estate-General*. Costs directly related to the development of properties are capitalized and the costs of land and buildings under development include specifically identifiable costs. We also capitalize interest, real estate taxes, insurance, utilities, and payroll costs for land and construction in progress under active development once the applicable GAAP criteria have been met.

*Single-Family Properties and Land Held for Sale*

Single-family properties and land lots are classified as held for sale when they meet the applicable GAAP criteria in accordance with ASC 360-10, *Property, Plant, and Equipment—Overall*, including, but not limited to, the availability of the property for immediate sale in its present condition, the existence of an active program to locate a buyer and the probable sale of the property within one year. Single-family properties and land lots classified as held for sale are reported at the lower of their carrying value or estimated fair value less costs to sell, and are presented separately in single-family properties and land held for sale, net within the consolidated balance sheets. As of December 31, 2025 and 2024, the Company had 1,142 and 805 single-family properties, respectively, classified as held for sale, and recorded $34.4 million, $9.2 million and $1.9 million of impairment on single-family properties and land held for sale for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in gain on sale and impairment of single-family properties and other, net within the consolidated statements of operations. See Note 12. Fair Value for details on nonrecurring fair value measurements and impairment of single-family properties and land upon classification as held for sale. The results of operations of properties that have either been sold or classified as held for sale, if due to a strategic shift that has (or will have) a major effect on our operations or financial results, are reported in the consolidated statements of operations as discontinued operations for both current and prior periods presented through the date of the applicable disposition in accordance with ASC 205-20, *Presentation of Financial Statements—Discontinued Operations*. During the years ended December 31, 2025, 2024 and 2023, none of the properties classified as held for sale met the criteria to be reported as a discontinued operation.

### Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment periodically or whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, sustained losses, declines in home values, rental rates and occupancy percentages, as well as significant changes in the economy. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the net carrying amount. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, we record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. Excluding the effects of casualty losses, no impairments on operating properties were recorded during the years ended December 31, 2025, 2024 and 2023.

### Land Option Contracts

We may enter into land option contracts to acquire the right to purchase land for our AMH Development Program. Under these contracts, we typically make a specified option payment or deposit in consideration for the right to purchase land in the future, usually at a predetermined price. We analyze these land option contracts under the variable interest model to determine whether the land seller is a VIE and, if so, whether we are the primary beneficiary. Although the Company does not have legal title to the underlying land, we may be required to consolidate the related VIE if we are deemed to be the primary beneficiary. Deposits with land banking entities determined to be VIEs but not consolidated because we are not the primary beneficiary are at held at cost and included in escrow deposits, prepaid expenses and other assets within the consolidated balance sheets. As of December 31, 2025 and 2024, the carrying value of these deposits and the Company's maximum exposure to loss was zero and $6.9 million, respectively.

We also consider whether the land option contracts should be accounted for as financing arrangements when the land banking entity is not consolidated under the variable interest model, as may be required if the land banking entity or other third-party acquires specific land parcels directly from us, on our behalf or at our direction or where we make improvements to the underlying land during the option period. During the year ended December 31, 2022, the Company entered into land option agreements whereby it sold land to a third party with an option to repurchase finished lots on a predetermined schedule. Because of our options to repurchase the finished lots, in accordance with ASC 606-10-55-70, we accounted for these transactions as financing arrangements rather than a sale. Consolidated land not owned is included in escrow deposits, prepaid expenses and other assets and the liability for consolidated land not owned, which represents proceeds received from the third party net of our deposits on the optioned land, is included in accounts payable and accrued expenses in the consolidated balance sheets (see Note 5. Escrow Deposits, Prepaid Expenses and Other Assets and Note 8. Accounts Payable and Accrued Expenses). Improvements made to the land under the related development agreements prior to exercising the options to repurchase the finished lots are capitalized to consolidated land not owned and reimbursement proceeds from the land banking entity are accreted to liability for consolidated land not owned in the consolidated balance sheets. If the option to repurchase finished lots is exercised, the Company reclassifies the associated consolidated land not owned to single-family properties and reduces its liability for consolidated land not owned accordingly.

### Commercial Office Leases

We lease commercial office space from third parties for use in our corporate and property management operations. Commercial office leases are accounted for as operating leases in accordance with ASC 842, *Leases*, which requires us to recognize right-of-use assets and lease liabilities within the consolidated balance sheets for the rights and obligations created from these leases. Operating lease right-of-use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is generally not determinable, the right-of-use assets and lease liabilities are measured using our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Lease expense for operating leases is recognized on a straight-line basis over the expected lease term in general and administrative expense within the consolidated statements of operations.

We elected the short-term lease measurement and recognition exemption and do not establish right-of-use assets or lease liabilities for operating leases with terms of twelve months or less. We also elected the practical expedient allowing us to avoid separating non-lease components from the associated lease component for our commercial office leases. The right-of-use assets and lease liabilities are presented in escrow deposits, prepaid expenses and other assets and accounts payable and accrued expenses, respectively, within the consolidated balance sheets.

*Depreciation and Amortization*

Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over 30 years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to 30 years.

*Intangible Assets*

Finite-lived intangible assets are amortized on a straight-line basis over their estimated economic lives. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows expected to result from the use and eventual disposition of an asset is less than its net book value, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of an asset. No impairment was recorded during the years ended December 31, 2025, 2024 and 2023.

*Goodwill*

Goodwill represents the fair value in excess of the tangible and separately identifiable intangible assets that were acquired in connection with the internalization of the Company's management function in June 2013, including all administrative, financial, property management, marketing and leasing personnel, including executive management. Goodwill has an indefinite life and is therefore not amortized. The Company analyzes goodwill for impairment on an annual basis pursuant to ASC 350, *Intangibles— Goodwill and Other*, which permits us to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount as a basis to determine whether an impairment test is necessary. This qualitative assessment requires judgment to be applied in evaluating the effects of multiple factors, including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, other relevant entity-specific events, events affecting the reporting unit, and whether or not there has been a sustained decrease in the Company's stock price. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the goodwill impairment test. The impairment test compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds the fair value, the impairment loss is determined as the excess of the carrying amount of the goodwill reporting unit over the fair value of that goodwill, not to exceed the carrying amount. Impairment charges, if any, are recognized in operating results. Based on our assessment of qualitative factors on December 31, 2025, we concluded it was more likely than not that the Company's recorded goodwill balance of $120.3 million was not impaired and did not perform the quantitative test. No goodwill impairment was recorded during the years ended December 31, 2025, 2024 and 2023.

*Deferred Financing Costs*

Financing costs related to the origination of the Company's debt instruments are deferred and amortized as interest expense under the effective interest method over the contractual term of the applicable financing. Financing costs related to the origination of the Company's revolving credit facility are presented net of accumulated amortization and included in escrow deposits, prepaid expenses and other assets within the consolidated balance sheets. Financing costs related to the origination of the Company's unsecured senior notes and asset-backed securitizations are presented net of accumulated amortization and are netted against the related debt instrument under liabilities within the consolidated balance sheets.

*Cash, Cash Equivalents and Restricted Cash*

We consider all demand deposits, cashier's checks, money market accounts and certificates of deposit with a maturity of three months or less to be cash equivalents. We maintain our cash and cash equivalents and escrow deposits at financial institutions. The combined account balances typically exceed the Federal Deposit Insurance Corporation insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that the risk is not significant.

Restricted cash primarily consists of funds held related to resident security deposits, cash reserves in accordance with certain loan agreements, funds held in the custody of our transfer agent for the payment of distributions and certain funds held for the purpose of facilitating 1031 Exchange transactions when proceeds are held prior to the completion of transactions. Funds held related to resident security deposits are restricted during the term of the related lease agreement, which is generally one year. Cash reserved in connection with lender requirements is restricted during the term of the related debt instrument. During the year ended December 31, 2025, we paid off the final asset-backed securitizations (see Note 7. Debt) and therefore as of December 31, 2025, there was no restricted cash related to loan agreements or securitizations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash per the consolidated statements of cash flows to the corresponding financial statement line items in the consolidated balance sheets (amounts in thousands):

|  | December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Cash and cash equivalents | $ 108,516 | $ 199,413 | $ 59,385 |
| Restricted cash | 122,174 | 150,803 | 162,476 |
| Total cash, cash equivalents and restricted cash | $ 230,690 | $ 350,216 | $ 221,861 |

*Escrow Deposits*

Escrow deposits include refundable and non-refundable cash earnest money deposits for the purchase of properties and deposits related to land option contracts (see Land Option Contracts above). In addition, escrow deposits include amounts paid for single-family properties in certain states which require a judicial order when the risks and rewards of ownership of the property are transferred and the purchase is finalized.

*Investments in Unconsolidated Joint Ventures*

Investments in unconsolidated joint ventures are recorded initially at cost, and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, our net equity investment is included in investments in unconsolidated joint ventures within the consolidated balance sheets, and our share of net income or loss from the joint ventures is included within other income and expense, net in the consolidated statements of operations. Our recognition of joint venture income or loss is generally based on ownership percentages, which may change upon the achievement of certain investment return thresholds. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. We classify distributions received from our unconsolidated joint ventures using the "cumulative earnings" approach, under which distributions up to the amount of cumulative equity in earnings recognized will be classified as cash inflows from operating activities, and those in excess of that amount will be classified as cash inflows from investing activities in our consolidated statements of cash flows.

Our investments in unconsolidated joint ventures are reviewed for impairment periodically and we will record an impairment charge when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary.

*Investments in Venture Capital Funds*

Investments in proptech venture capital funds are accounted for under the equity method of accounting and included in escrow deposits, prepaid expenses and other assets within the consolidated balance sheets. We record our proportionate shares of net income or loss resulting from these investments within other income and expense, net in the consolidated statements of operations. As discussed in Principles of Consolidation above, we determined the venture capital funds to be VIEs for which we are not the primary beneficiary. As of December 31, 2025 and 2024, the carrying value of our investments in venture capital funds was $13.8 million and $13.2 million, respectively, and the Company's maximum exposure to loss was $15.0 million and $14.9 million, respectively, which includes all future capital funding requirements.

*Investments in Equity Securities*

Our investments in equity securities, which are included in escrow deposits, prepaid expenses and other assets within the consolidated balance sheets, do not have readily determinable fair values. The Company elected the measurement alternative for its investments in these equity securities and measures these investments at cost less impairment, if any, and adjusted for changes resulting from observable price changes for identical or similar investments in the same issuer. No unrealized gains or losses nor impairments were recorded during the years ended December 31, 2025, 2024 and 2023.

*Revenue and Expense Recognition*

We lease single-family properties that we own directly to tenants who occupy the properties under operating leases, generally, with a term of one year. In accordance with ASC 842, *Leases*, the Company classifies our single-family property leases as operating leases and elects to not separate the lease component, comprised of rents from single-family properties, from the associated non-lease component, comprised of fees from single-family properties and tenant charge-backs. The combined component is accounted for under ASC 842, while certain tenant charge-backs are accounted for as variable payments under ASC 606, *Revenue from Contracts with Customers*. Rental revenue, net of any concessions, is recognized on a straight-line basis over the term of the lease, which is not materially different than if it were recorded when due from tenants and recognized monthly as it is earned. Tenant charge-backs, which are primarily related to cost recoveries on utilities, are recognized as revenue on a gross basis in the period during which the expenses are incurred.

We accrue for property taxes and homeowners' association ("HOA") assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. The actual assessment may differ from the estimates, resulting in a change in estimate in a subsequent period.

Gains or losses on sales of properties and upon contributions to our unconsolidated joint ventures are recognized pursuant to the provisions included in ASC 610-20, *Other Income*. Under ASC 610-20, we must first determine whether the transaction is a sale to a customer or non-customer. We typically sell properties on a selective basis and not within the ordinary course of our operating business and therefore expect that our sale transactions will not be contracts with customers. We next determine whether we have a controlling financial interest in the property after the sale, consistent with the consolidation model in ASC 810, *Consolidation*. If we determine that we do not have a controlling financial interest in the real estate, we evaluate whether a contract exists under ASC 606 and whether the buyer has obtained control of the asset that was sold. We recognize a full gain or loss on sale, which is presented in gain on sale and impairment of single-family properties and other, net within the consolidated statements of operations, when the derecognition criteria under ASC 610-20 have been met.

*Leasing Costs*

Our leasing costs are accounted for under the provisions of ASC 842, *Leases.* Direct costs incurred due to the execution of a lease are initially capitalized and then amortized over the term of the lease, which is generally one year.

*Accounts Payable and Accrued Expenses*

Accounts payable and accrued expenses consists primarily of trade payables, accrued interest, distribution payables, resident security deposits, prepaid rent, construction and maintenance liabilities, HOA fees, operating lease liabilities and property tax accruals as of the end of the respective period presented. It also consists of liabilities for consolidated land not owned (see Land Option Contracts above) and contingent loss accruals, if any, when such losses are both probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

*Share-Based Compensation*

Our 2012 Equity Incentive Plan and 2021 Equity Incentive Plan (collectively, the "Plans"), and our 2021 Employee Stock Purchase Plan (the "2021 ESPP"), are accounted for under the provisions of ASC 718, *Compensation—Stock Compensation*. Noncash share-based compensation costs related to options to purchase our Class A common shares, restricted share units ("RSUs") and performance-based restricted share units ("PSUs") issued to members of the Company's board of trustees and employees is based on the fair value of the options, RSUs and PSUs on the grant date and generally amortized over the service period. At the time of grant, the Company takes into consideration the timing of the equity award and evaluates for conditions that could result in the award to be considered spring-loaded, in which case the fair value would be adjusted. During the years ended December 31, 2025, 2024 and 2023, the Company did not grant equity awards that would be considered spring-loaded. Forfeitures are recognized as they occur.

The Plans allow for continued release of awards based on the original vesting schedule, rather than forfeiture, of unvested share-based grants upon termination of service for employees who meet certain retirement eligibility criteria, including age and years of service. Retirement eligible employees must also provide a notice of intent to retire at least six months prior to retirement date and the Human Capital and Compensation Committee (the "HCC Committee") must approve the continued release of awards. As a result of the six month notice requirement, compensation cost is recognized over six months from the grant date to the extent an employee is retirement eligible on the grant date and compensation cost is accelerated to the extent that an employee will become retirement eligible before six months prior to the end of the contractual life of their share-based grants.

*Fair Value of Financial Instruments*

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. Fair value is a market-based measurement, and should be determined based on the assumptions that market participants would use in pricing an asset or liability. The GAAP valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

- *Level 1*—Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;

- *Level 2*—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

- *Level 3*—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See Note 12. Fair Value for our consideration of the fair value of our financial instruments.

*Derivatives*

From time to time, we may use treasury lock agreements or other derivative instruments for interest rate risk management purposes. We assess these derivatives at inception and on an ongoing basis for the effectiveness of qualifying cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings as interest expense during the period in which the hedged transaction affects earnings. Cash flows from derivative instruments accounted for as a cash flow hedge are classified in the same category as the hedged transaction within the consolidated statements of cash flows.

*Recent Accounting Pronouncements Not Yet Effective*

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The amendments in this ASU require public entities to disclose disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. The guidance is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments in this ASU should be applied prospectively to reporting periods issued after the effective date or retrospectively to all periods presented. The Company is currently assessing the impact of the guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software. The amendments in this ASU remove all references to prescriptive and sequential software development stages and clarifies when an entity should begin capitalizing software costs including consideration of significant development uncertainty. The guidance is effective for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied prospectively as of the beginning of the period of adoption, retrospectively to all periods presented with a cumulative-effect adjustment to the opening balance of retained earnings, or on a modified transition approach. The Company is currently assessing the impact of the guidance on its consolidated financial statements.

**Note 3. Real Estate Assets, Net**

The net book values of real estate assets consisted of the following as of December 31, 2025 and 2024 (amounts in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Occupied single-family properties | $ 10,305,764 | $ 10,174,136 |
| Single-family properties leased, not yet occupied | 117,861 | 81,154 |
| Single-family properties in turnover process | 511,535 | 397,850 |
| Single-family properties recently renovated or developed | 74,940 | 226,199 |
| Single-family properties newly acquired and under renovation | 1,533 | 1,260 |
| Single-family properties in operation, net | 11,011,633 | 10,880,599 |
| Development land | 559,174 | 602,147 |
| Single-family properties under development | 674,412 | 670,137 |
| Single-family properties and land held for sale, net | 225,861 | 212,808 |
| Total real estate assets, net | $ 12,471,080 | $ 12,365,691 |

Depreciation expense related to single-family properties was $477.8 million, $454.2 million and $436.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During the fourth quarter of 2024, the Company acquired a portfolio of 1,673 single-family properties located in 13 markets across the United States for $481.7 million, which includes $1.9 million of direct transaction costs. The Company funded the transaction through a combination of cash on hand and its previously undrawn revolving credit facility.

Hurricanes Beryl, Debby, Helene and Milton impacted certain properties in our Texas, Florida, Georgia, South Carolina and North Carolina markets during the year ended December 31, 2024. The Company's property and casualty insurance policies provide coverage for wind and flood damage, as well as business interruption costs, during the period of remediation and repairs, subject to deductibles and limits. During the year ended December 31, 2024, the Company recognized $12.8 million in gross charges primarily related to actual and estimated accruals for minor repair and remediation costs, partially offset by $3.9 million of related insurance claims. The $8.9 million of net charges were included in hurricane-related charges, net within the consolidated statement of operations for the year ended December 31, 2024.

Our properties and land are identified for disposition primarily based on individual asset-level review, as well as submarket analysis. The Company disposed of single-family properties and land for aggregate net proceeds of $630.4 million, $573.2 million and $469.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, which resulted in an aggregate net gain on sale of $277.0 million, $248.6 million and $215.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company did not identify any indicators of impairment related to single-family properties in operation or under development for the years ended December 31, 2025, 2024 and 2023. See Note 12. Fair Value for details on nonrecurring fair value measurements and impairment of single-family properties and land upon classification as held for sale.

**Note 4. Rent and Other Receivables**

Included in rents and other single-family property revenues are variable lease payments for tenant charge-backs, which primarily relate to cost recoveries on utilities, and variable lease payments for fees from single-family properties. Variable lease payments for tenant charge-backs were $236.2 million, $216.3 million and $210.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Variable lease payments for fees from single-family properties were $32.7 million, $32.3 million and $30.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company generally rents its single-family properties under non-cancelable lease agreements with a term of one year. The following table summarizes future minimum rental revenues under existing leases on our properties as of December 31, 2025 (amounts in thousands):

| | December 31, 2025 |
|---|---|
| 2026 | $ 756,259 |
| 2027 | 51,466 |
| 2028 | 8 |
| Total | $ 807,733 |

Rent and other receivables included $0.2 million and $3.9 million of insurance claims receivables related to Hurricanes Milton and Helene as of December 31, 2025 and 2024, respectively. The Company collected $4.0 million, zero and $4.0 million in proceeds from storm-related insurance claims during the years ended December 31, 2025, 2024 and 2023, respectively.

## Note 5. Escrow Deposits, Prepaid Expenses and Other Assets

The following table summarizes the components of escrow deposits, prepaid expenses and other assets as of December 31, 2025 and 2024 (amounts in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Commercial real estate, software, vehicles and FF&E, net | $ 108,497 | $ 104,188 |
| Escrow deposits, prepaid expenses and other | 94,354 | 116,316 |
| Operating lease right-of-use assets | 15,684 | 14,729 |
| Deferred costs and other intangibles, net | 9,482 | 12,401 |
| Consolidated land not owned (see Note 2) | — | 89,745 |
| Total | $ 228,017 | $ 337,379 |

Depreciation expense related to commercial real estate, software, vehicles and furniture, fixtures and equipment ("FF&E"), net was $22.3 million, $19.4 million and $17.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

*Deferred Costs and Other Intangibles, Net*

Deferred costs and other intangibles, net consisted of the following as of December 31, 2025 and 2024 (amounts in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred leasing costs | $ 3,213 | $ 3,746 |
| Deferred financing costs | 11,512 | 11,512 |
|  | 14,725 | 15,258 |
| Less: accumulated amortization | (5,243) | (2,857) |
| Total | $ 9,482 | $ 12,401 |

Amortization expense related to deferred leasing costs was $4.2 million, $3.4 million and $3.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in depreciation and amortization within the consolidated statements of operations. Amortization of deferred financing costs related to our revolving credit facility was $2.3 million, $2.5 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in gross interest, prior to interest capitalization (see Note 7. Debt).

The following table sets forth the estimated annual amortization expense related to deferred costs and other intangibles, net as of December 31, 2025 for future periods (amounts in thousands):

|  | Deferred Leasing Costs | Deferred Financing Costs | Total |
|---|---|---|---|
| 2026 | $ 1,337 | $ 2,300 | $ 3,637 |
| 2027 | — | 2,300 | 2,300 |
| 2028 | — | 2,309 | 2,309 |
| 2029 | — | 1,236 | 1,236 |
| Total | $ 1,337 | $ 8,145 | $ 9,482 |

## Note 6. Investments in Unconsolidated Joint Ventures

As of December 31, 2025, the Company held 20% ownership interests in four unconsolidated joint ventures. In evaluating the Company's 20% ownership interests in these joint ventures, we concluded that the joint ventures are not VIEs after applying the variable interest model and, therefore, we account for our interests in the joint ventures as investments in unconsolidated subsidiaries after applying the voting interest model using the equity method of accounting. Equity in net income (losses) of unconsolidated joint ventures is included in other income and expense, net within the consolidated statements of operations.

During the second quarter of 2014, the Company entered into a joint venture with the Alaska Permanent Fund Corporation (the "Alaska JV") to invest in homes acquired through traditional acquisition channels.

During the third quarter of 2018, the Company entered into a joint venture with another leading institutional investor (the "Institutional Investor JV") to invest in newly constructed single-family rental homes, which was subsequently amended and upsized to $312.5 million during the third quarter of 2019. The initial term of the joint venture with Institutional Investor JV was five years from the effective date of the amended agreement, during which neither member could unilaterally market properties for sale.

During the first quarter of 2020, the Company entered into a $253.1 million strategic joint venture, which has an evergreen term, with institutional investors advised by J.P. Morgan Asset Management ("J.P. Morgan JV I") focused on constructing and operating newly built rental homes, which was subsequently upsized to $625.0 million during the second quarter of 2020. During the first quarter of 2023, the parties to J.P. Morgan JV I agreed to reinvest proceeds from debt financing obtained in the first quarter of 2022 (see below) to increase the size of the joint venture up to approximately $900.0 million.

During the third quarter of 2023, the Company entered into a $625.0 million second strategic joint venture, which has an evergreen term, with institutional investors advised by J.P. Morgan Asset Management ("J.P. Morgan JV II") focused on constructing and operating newly built rental homes.

The following table summarizes our investments in unconsolidated joint ventures as of December 31, 2025 and 2024 (amounts in thousands, except percentages and property data):

| Joint Venture Description | % Ownership at December 31, 2025 | Completed Homes at December 31, 2025 | Investments in Unconsolidated Joint Ventures | |
|---|---|---|---|---|
| | | | December 31, 2025 | December 31, 2024 |
| Alaska JV | 20 % | 142 | $ 10,564 | $ 15,598 |
| Institutional Investor JV | 20 % | 1,015 | 10,340 | 12,349 |
| J.P. Morgan JV I | 20 % | 2,366 | 76,882 | 104,232 |
| J.P. Morgan JV II | 20 % | 262 | 51,149 | 26,955 |
| | | 3,785 | $ 148,935 | $ 159,134 |

The Company provides various services to these joint ventures, which are considered to be related parties, including property management and development services and has opportunities to earn promoted interests. Management fee and development fee income from unconsolidated joint ventures was $15.7 million, $14.4 million and $10.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in other income and expense, net within the consolidated statements of operations.

As a result of the Company's management of these joint ventures, certain related party receivables and payables arise in the ordinary course of business and are included in escrow deposits, prepaid expenses and other assets or accounts payable and accrued expenses in the consolidated balance sheets. The Company also transfers single-family properties or land to the joint ventures and recognized losses on transfers of $9.2 million, $14.1 million and $2.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, which were included in gain on sale and impairment of single-family properties and other, net in the consolidated statements of operations.

During the second quarter of 2024, the Institutional Investor JV amended its existing loan agreement. During the three-year term, the loan, which has an aggregate commitment of $232.7 million, bears interest at the Secured Overnight Financing Rate ("SOFR") plus a 1.90% margin and matures on July 1, 2027. As of December 31, 2025, the Institutional Investor JV's loan had a $232.7 million outstanding principal balance.

During the first quarter of 2025, J.P. Morgan JV I amended its existing loan agreement to increase borrowing capacity to $500.0 million. During the initial three-year term, the loan bears interest at SOFR plus a 1.50% margin and matures on January 24, 2028. The loan agreement provides for one one-year extension option that includes additional fees and interest. As of December 31, 2025, J.P. Morgan JV I's loan had a $479.8 million outstanding principal balance.

The Company has provided customary non-recourse guarantees for the Institutional Investor JV and J.P. Morgan JV I loans that may become a liability for us upon a voluntary bankruptcy filing by the joint ventures or the occurrence of other actions such as fraud or a material misrepresentation by us or the joint ventures. To date, the guarantees have not been invoked, and we believe that the actions that would trigger a guarantee would generally be disadvantageous to the joint ventures and us and therefore are unlikely to occur. However, there can be no assurances that actions that could trigger the guarantee will not occur.

## Note 7. Debt

All of the Company's indebtedness is debt of the Operating Partnership. AMH is not directly obligated under any indebtedness, but guarantees some of the debt of the Operating Partnership. The following table presents the Company's debt as of December 31, 2025 and 2024 (amounts in thousands):

| | Interest Rate [1] | Maturity Date | Outstanding Principal Balance | |
| --- | --- | --- | --- | --- |
| | | | December 31, 2025 | December 31, 2024 |
| AMH 2015-SFR1 securitization | 4.14 % | N/A | $ — | $ 494,868 |
| AMH 2015-SFR2 securitization | 4.36 % | N/A | — | 430,523 |
| Total asset-backed securitizations | | | — | 925,391 |
| 2028 unsecured senior notes [2] | 4.08 % | February 15, 2028 | 500,000 | 500,000 |
| 2029 unsecured senior notes | 4.90 % | February 15, 2029 | 400,000 | 400,000 |
| 2030 unsecured senior notes | 4.95 % | June 15, 2030 | 650,000 | — |
| 2031 unsecured senior notes [3] | 2.46 % | July 15, 2031 | 450,000 | 450,000 |
| 2032 unsecured senior notes | 3.63 % | April 15, 2032 | 600,000 | 600,000 |
| 2034 unsecured senior notes I | 5.50 % | February 1, 2034 | 600,000 | 600,000 |
| 2034 unsecured senior notes II | 5.50 % | July 15, 2034 | 500,000 | 500,000 |
| 2035 unsecured senior notes [4] | 5.08 % | March 15, 2035 | 500,000 | 500,000 |
| 2051 unsecured senior notes | 3.38 % | July 15, 2051 | 300,000 | 300,000 |
| 2052 unsecured senior notes | 4.30 % | April 15, 2052 | 300,000 | 300,000 |
| Revolving credit facility [5] | 4.82 % | July 16, 2029 | 360,000 | — |
| Total debt | | | 5,160,000 | 5,075,391 |
| Unamortized discounts on unsecured senior notes | | | (35,055) | (35,594) |
| Deferred financing costs, net [6] | | | (29,210) | (29,035) |
| Total debt per balance sheet | | | $ 5,095,735 | $ 5,010,762 |

(1) Interest rates are rounded and as of December 31, 2025. Unless otherwise stated, interest rates are fixed percentages.
(2) The stated interest rate on the 2028 unsecured senior notes is 4.25%, which was hedged to yield an interest rate of 4.08%.
(3) The stated interest rate on the 2031 unsecured senior notes is 2.38%, which was hedged to yield an interest rate of 2.46%.
(4) The stated interest rate on the 2035 unsecured senior notes is 5.25%, which was hedged to yield an interest rate of 5.08%.
(5) The revolving credit facility provides for a borrowing capacity of up to $1.25 billion and the maturity date includes two six-month extension periods (see Revolving Credit Facility below). The Company had approximately $3.2 million and $2.0 million committed to outstanding letters of credit that reduced our borrowing capacity as of December 31, 2025 and 2024, respectively. The revolving credit facility bears interest at SOFR plus a 0.10% spread adjustment and a margin of 0.85% as of December 31, 2025.
(6) Deferred financing costs relate to our asset-backed securitizations and unsecured senior notes. Amortization of deferred financing costs related to our asset-backed securitizations and unsecured senior notes was $5.0 million, $6.2 million and $7.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in gross interest, prior to interest capitalization.

*Debt Maturities*

The following table summarizes the contractual maturities of the Company's principal debt balances on a fully extended basis as of December 31, 2025 (amounts in thousands):

| | Debt Maturities |
| --- | --- |
| 2026 | $ — |
| 2027 | — |
| 2028 | 500,000 |
| 2029 | 760,000 |
| 2030 | 650,000 |
| Thereafter | 3,250,000 |
| Total debt | $ 5,160,000 |

## Encumbered Properties

The following table displays the number of properties pledged as collateral for the Company's asset-backed securitization loans and the aggregate net book values as of December 31, 2025 and 2024 (amounts in thousands, except property data):

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Number of Properties | Net Book Value | Number of Properties | Net Book Value |
| AMH 2015-SFR1 securitization | — | $ — | 4,666 | $ 560,692 |
| AMH 2015-SFR2 securitization | — | — | 4,153 | 523,082 |
| Total encumbered properties | — | $ — | 8,819 | $ 1,083,774 |

### Early Extinguishment of Debt

During the first quarter of 2024, the Operating Partnership paid off the $460.6 million outstanding principal on the AMH 2014-SFR2 securitization, which resulted in $1.0 million of charges related to legal fees and the write-off of unamortized deferred financing costs that are included in loss on early extinguishment of debt within the consolidated statements of operations. The payoff of the AMH 2014-SFR2 securitization also resulted in the release of the 4,516 homes pledged as collateral and $10.3 million of cash restricted for lender requirements. The Company received $25.7 million from the payoff for its investment in the AMH 2014-SFR2 Class F certificates that were issued by the Operating Partnership and acquired by the Company in 2014 as part of the AMH 2014-SFR2 securitization debt offering.

During the third quarter of 2024, the Company terminated its previous revolving credit facility, which resulted in $4.8 million of charges related to the write-off of unamortized deferred financing costs that are included in loss on early extinguishment of debt within the consolidated statements of operations.

During the third quarter of 2024, the Operating Partnership paid off the $471.8 million outstanding principal on the AMH 2014-SFR3 securitization, which resulted in $0.5 million of charges related to legal fees and the write-off of unamortized deferred financing costs that are included in loss on early extinguishment of debt within the consolidated statements of operations. The payoff of the AMH 2014-SFR3 securitization also resulted in the release of the 4,541 homes pledged as collateral and $10.9 million of cash restricted for lender requirements.

During the first quarter of 2025, the Operating Partnership paid off the $493.2 million outstanding principal on the AMH 2015-SFR1 securitization, which resulted in $0.2 million of charges related to legal and bank fees that are included in loss on early extinguishment of debt within the consolidated statements of operations. The payoff of the AMH 2015-SFR1 securitization also resulted in the release of the 4,661 homes pledged as collateral and $16.0 million of cash restricted for lender requirements.

During the third quarter of 2025, the Operating Partnership paid off the $426.1 million outstanding principal on the AMH 2015-SFR2 securitization, which resulted in $0.2 million of charges related to legal and bank fees that are included in loss on early extinguishment of debt within the consolidated statements of operations. The payoff of the AMH 2015-SFR2 securitization also resulted in the release of the 4,147 homes pledged as collateral and $12.8 million of cash restricted for lender requirements.

### Asset-backed Securitizations

The Company completed multiple asset-backed securitizations, all of which had certain general characteristics in common. The asset-backed securitization transactions resulted in newly-formed special purpose entities (the "Borrowers"), which entered into loans with third-party lenders. The Borrowers were each wholly owned by respective special purpose entities (the "Equity Owners"), which were wholly owned by the Operating Partnership. The loans were represented by promissory notes that were immediately transferred by the third-party lenders to subsidiaries of the Company and then to Real Estate Mortgage Investment Conduit ("REMIC") trusts in exchange for single-family rental pass-through certificates representing the beneficial ownership interests in the respective loans and trusts. Upon receipt of the certificates, the subsidiaries sold the certificates to investors. The principal amount of each class of certificates corresponded to the corresponding principal amount of the loan components with an additional class to hold the residual REMIC interest. The loans required monthly payments of interest together with principal payments representing one-twelfth of one percent of the original principal amount of the loans.

The loans were secured by first priority mortgages on pools of single-family residential properties transferred to the Borrowers from the Company's portfolio of properties. The Borrowers' homes were substantially similar to the other properties owned by the Company and were leased to tenants underwritten on substantially the same basis as the tenants in the Company's other properties. During the duration of the loans, the Borrowers' properties could not generally be transferred, sold or otherwise securitized and the Company could substitute properties if a property owned by the Borrowers became a disqualified property under the terms of the loan or voluntarily with properties eligible for substitution, in limited circumstances, subject to the terms, conditions and limitations provided in the loan agreements. The loans were also secured by a security interest in all of the Borrowers' personal property and a pledge of all of the assets of the Equity Owners, including a security interest in their membership interests in the Borrowers. The Company provided a limited guaranty (i) for certain losses arising out of designated acts of intentional misconduct and (ii) for the principal amount of the loans and all other obligations under the loan agreements in the event of insolvency or bankruptcy proceedings.

The Company accounted for the transfers of the notes from its subsidiaries to the trusts as sales under ASC 860, *Transfers and Servicing*, with no resulting gain or loss as the notes were both originated by the third-party lenders and immediately transferred at the same fair market value. The Company also evaluated and did not identify any variable interests in the trusts. Accordingly, the Company consolidated, at historical cost basis, the homes placed as collateral for the notes, and the principal balances outstanding on the notes were included in asset-backed securitizations, net within the consolidated balance sheets.

The loan agreements provided that the Borrowers maintain covenants typical for securitization transactions including maintaining certain reserve accounts and a debt service coverage ratio of at least 1.20 to 1.00. The loan agreements defined the debt service coverage ratio as of any determination date as a ratio in which the numerator is the net cash flow divided by the aggregate debt service for the 12-month period following the date of determination.

*AMH 2015-SFR1 Securitization*

The AMH 2015-SFR1 securitization completed during the first quarter of 2015 was a fixed-rate loan for $552.8 million with a 30-year term maturing on April 9, 2045 and had a duration-adjusted weighted-average interest rate of 4.14%. The loan was originally secured by first priority mortgages on a pool of 4,661 single-family residential properties owned by the Borrower. Gross proceeds from the transaction were $552.8 million before issuance costs of $13.3 million.

During the first quarter of 2025, the Operating Partnership paid off the AMH 2015-SFR1 securitization using available cash on hand. See Early Extinguishment of Debt above.

*AMH 2015-SFR2 Securitization*

The AMH 2015-SFR2 securitization completed during the third quarter of 2015 was a fixed-rate loan for $477.7 million with a 30-year term maturing on October 9, 2045 and had a duration-adjusted weighted-average interest rate of 4.36%. The loan was originally secured by first priority mortgages on a portfolio of 4,125 single-family residential properties owned by the Borrower. Gross proceeds from the transaction were $477.7 million before issuance costs of $11.3 million.

During the third quarter of 2025, the Operating Partnership paid off the AMH 2015-SFR2 securitization using available cash on hand. See Early Extinguishment of Debt above.

*Unsecured Senior Notes*

During the first quarter of 2018, the Operating Partnership issued $500.0 million of 4.25% unsecured senior notes with a maturity date of February 15, 2028 (the "2028 Notes"). Interest on the 2028 Notes is payable semi-annually in arrears on February 15 and August 15 of each year, which commenced on August 15, 2018. The Operating Partnership received net proceeds of $494.0 million from this issuance, after underwriting fees of approximately $3.2 million and a $2.8 million discount, and before offering costs of $1.9 million. The Operating Partnership may redeem the 2028 Notes at any time, in whole or in part, at the applicable redemption price specified in the indenture with respect to the 2028 Notes. If the 2028 Notes are redeemed on or after November 15, 2027 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. Including the effect of a cash flow hedging instrument settled during the first quarter of 2018, the 2028 Notes yield an effective interest rate of 4.08%.

During the first quarter of 2019, the Operating Partnership issued $400.0 million of 4.90% unsecured senior notes with a maturity date of February 15, 2029 (the "2029 Notes"). Interest on the 2029 Notes is payable semi-annually in arrears on February 15 and August 15 of each year, which commenced on August 15, 2019. The Operating Partnership received net proceeds of $395.3 million from this issuance, after underwriting fees of approximately $2.6 million and a $2.1 million discount, and before offering costs of $1.0 million. The Operating Partnership may redeem the 2029 Notes at any time, in whole or in part, at the applicable redemption price specified in the indenture with respect to the 2029 Notes. If the 2029 Notes are redeemed on or after November 15, 2028 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

During the third quarter of 2021, the Operating Partnership issued $450.0 million of 2.375% unsecured senior notes with a maturity date of July 15, 2031 (the "2031 Notes") and $300.0 million of 3.375% unsecured senior notes with a maturity date of July 15, 2051 (the "2051 Notes" and, together with the 2031 Notes, the "2031 and 2051 Notes"). Interest on the 2031 and 2051 Notes is payable semi-annually in arrears on January 15 and July 15 of each year, which commenced on January 15, 2022. The Operating Partnership received aggregate net proceeds of $731.6 million from these issuances, after underwriting fees of approximately $5.6 million and a $12.8 million discount, and before offering costs of $1.4 million. The Operating Partnership may redeem the 2031 and 2051 Notes in whole at any time or in part from time to time at the applicable redemption price specified in the indentures with respect to the 2031 and 2051 Notes. If the 2031 Notes are redeemed on or after April 15, 2031 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. If the 2051 Notes are redeemed on or after January 15, 2051 (six months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. Including the effect of a cash flow hedging instrument settled during the second quarter of 2021, the 2031 Notes yield an effective interest rate of 2.46%.

During the second quarter of 2022, the Operating Partnership issued $600.0 million of 3.625% unsecured senior notes with a maturity date of April 15, 2032 (the "2032 Notes") and $300.0 million of 4.300% unsecured senior notes with a maturity date of April 15, 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032 and 2052 Notes"). Interest on the 2032 and 2052 Notes is payable semi-annually in arrears on April 15 and October 15 of each year, which commenced on October 15, 2022. The Operating Partnership received aggregate net proceeds of $870.3 million from these issuances, after underwriting fees of approximately $6.5 million and a $23.2 million discount, and before offering costs of approximately $1.7 million. The Operating Partnership may redeem the 2032 and 2052 Notes in whole at any time or in part from time to time at the applicable redemption price specified in the indentures with respect to the 2032 and 2052 Notes. If the 2032 Notes are redeemed on or after January 15, 2032 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. If the 2052 Notes are redeemed on or after October 15, 2051 (six months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

During the first quarter of 2024, the Operating Partnership issued $600.0 million of 5.500% unsecured senior notes with a maturity date of February 1, 2034 (the "2034 Notes I"), which carry a green bond designation and were issued under the Company's green finance framework. Interest on the 2034 Notes I is payable semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2024. The Operating Partnership received aggregate net proceeds of $595.5 million from this offering, after underwriting fees of $3.9 million and a $0.6 million discount, and before offering costs of $1.3 million. Pending full allocation of an amount equal to the net proceeds to finance new or existing projects meeting the eligibility criteria described in the prospectus supplement related to the offering, the Operating Partnership used the net proceeds primarily to repay outstanding indebtedness, including the payoff of the AMH 2014-SFR2 securitization. The Operating Partnership may redeem the 2034 Notes I in whole at any time or in part from time to time at the applicable redemption price specified in the indenture. If the 2034 Notes I are redeemed on or after November 1, 2033 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2034 Notes I being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

During the second quarter of 2024, the Operating Partnership issued $500.0 million of 5.500% unsecured senior notes with a maturity date of July 15, 2034 (the "2034 Notes II"). Interest on the 2034 Notes II is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2025. The Operating Partnership received aggregate net proceeds of $494.0 million from this offering, after underwriting fees of $3.3 million and a $2.7 million discount, and before offering costs of $1.1 million. The Operating Partnership used the net proceeds primarily to repay outstanding indebtedness, including the payoff of the AMH 2014-SFR3 securitization, and for general corporate purposes. The Operating Partnership may redeem the 2034 Notes II in whole at any time or in part from time to time at the applicable redemption price specified in the indenture. If the 2034 Notes II are redeemed on or after April 15, 2034 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2034 Notes II being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

During the fourth quarter of 2024, the Operating Partnership issued $500.0 million of 5.250% unsecured senior notes with a maturity date of March 15, 2035 (the "2035 Notes"). Interest on the 2035 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2025. The Operating Partnership received aggregate net proceeds of $494.2 million from this offering, after underwriting fees of $3.2 million and a $2.6 million discount, and before offering costs of $1.1 million. The Operating Partnership used the net proceeds primarily to repay outstanding indebtedness, including amounts outstanding on its revolving credit facility, and for general corporate purposes. The Operating Partnership may redeem the 2035 Notes in whole at any time or in part from time to time at the applicable redemption price specified in the indenture. If the 2035 Notes are redeemed on or after December 15, 2034 (three months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. Including the effect of a cash flow hedging instrument settled during the fourth quarter of 2024 (see Note 12. Fair Value), the 2035 Notes yield an effective interest rate of 5.08%.

During the second quarter of 2025, the Operating Partnership issued $650.0 million of 4.950% unsecured senior notes with a maturity date of June 15, 2030 (the "2030 Notes"). Interest on the 2030 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2025. The Operating Partnership received aggregate net proceeds of $642.5 million from this offering, after underwriting fees of $3.9 million and a $3.6 million discount, and before offering costs of $1.3 million. The Operating Partnership used the net proceeds primarily to repay outstanding indebtedness, including repayment of amounts outstanding on its revolving credit facility, as well as general corporate purposes. The Operating Partnership may redeem the 2030 Notes in whole at any time or in part from time to time at the applicable redemption price specified in the indenture. If the 2030 Notes are redeemed on or after May 15, 2030 (one month prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

The 2028 Notes, 2029 Notes, 2030 Notes, 2031 Notes, 2032 Notes, 2034 Notes I, 2034 Notes II, 2035 Notes, 2051 Notes and 2052 Notes are the Operating Partnership's unsecured and unsubordinated obligations and rank equally in right of payment with all of the Operating Partnership's existing and future unsecured and unsubordinated indebtedness. The indentures require that we maintain certain financial covenants.

*Revolving Credit Facility*

During the third quarter of 2024, the Company entered into a credit agreement with a $1.25 billion sustainability-linked revolving credit facility. The interest rate on the revolving credit facility is at either a daily or Term SOFR plus a 0.10% spread adjustment and a margin ranging from 0.725% to 1.40% or a base rate (determined according to the greater of a prime rate, federal funds rate plus 0.5% or the daily SOFR plus 1.10%) plus a margin ranging from 0.00% to 0.40%. In each case the actual margin is determined based on the Company's credit ratings in effect from time to time. The revolving credit facility matures on July 16, 2028, with two six-month extension options at the Company's election if certain conditions are met. In addition, the Company is required to pay a facility fee of an amount ranging from 0.125% to 0.30% of the aggregate amount of the revolving commitments, which fee is also based on the Company's credit rating.

*Interest Expense*

The following table summarizes our (i) gross interest cost, which includes fees on our credit facilities and amortization of deferred financing costs and the discounts on unsecured senior notes, and (ii) capitalized interest for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Gross interest cost | $ 240,406 | $ 218,494 | $ 195,430 |
| Capitalized interest | (55,208) | (53,143) | (55,232) |
| Interest expense | $ 185,198 | $ 165,351 | $ 140,198 |

## Note 8. Accounts Payable and Accrued Expenses

The following table summarizes accounts payable and accrued expenses as of December 31, 2025 and 2024 (amounts in thousands):

| | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| Resident security deposits | $ 121,025 | $ 123,377 |
| Accrued interest | 68,763 | 65,824 |
| Accrued property taxes | 65,328 | 61,044 |
| Accrued construction and maintenance liabilities | 57,662 | 80,710 |
| Prepaid rent | 33,189 | 30,153 |
| Operating lease liabilities | 17,196 | 16,309 |
| Accounts payable | 322 | 96 |
| Liability for consolidated land not owned (see Note 2) | — | 74,518 |
| Other accrued liabilities | 73,394 | 69,728 |
| Total | $ 436,879 | $ 521,759 |

## Note 9. Shareholders' Equity / Partners' Capital

When the Company issues common or preferred shares, the Operating Partnership issues an equivalent number of units of partnership interest of a corresponding class to AMH, with the Operating Partnership receiving the net proceeds from the share issuances.

*Class A Common Shares / Units*

Class A units represent voting equity interests in the Operating Partnership. Holders of Class A units in the Operating Partnership have the right to redeem the units for cash or, at the election of the Company, exchange the units for AMH's Class A common shares on a one-for-one basis. AMH owned 87.9% and 87.8% of the total 417,133,720 and 421,000,048 Class A units outstanding as of December 31, 2025 and 2024, respectively.

During the first quarter of 2022, the Company completed an underwritten public offering for 23,000,000 of its Class A common shares of beneficial interest, $0.01 par value per share, of which 10,000,000 shares were issued directly by the Company and 13,000,000 shares were offered on a forward basis at the request of the Company by the forward sellers. In connection with this offering, the Company entered into forward sale agreements with the forward purchasers (the "2022 Forward Sale Agreements") for these 13,000,000 shares, which were accounted for in equity. The Company did not initially receive proceeds from the sale of the Class A common shares offered on a forward basis. During the first quarter of 2023, the Company issued and physically settled the remaining 8,000,000 Class A common shares under the 2022 Forward Sale Agreements, receiving net proceeds of $298.4 million.

*At-the-Market Common Share Offering Program*

The Company maintains an at-the-market common share offering program under which it can issue Class A common shares from time to time through various sales agents up to an aggregate gross sales offering price of $1.0 billion (the "At-the-Market Program"). The At-the-Market Program also provides that we may enter into forward contracts for our Class A common shares with forward sellers and forward purchasers. The At-the-Market Program may be suspended or terminated by the Company at any time. During the years ended December 31, 2024 and 2023, the Company directly issued 932,746 and 2,799,683 Class A common shares under its At-the-Market Program, respectively, raising $33.7 million and $102.0 million in gross proceeds before commissions and other expenses of approximately $0.5 million and $1.7 million, respectively. Additionally, the Company entered into a forward sale agreement with the forward purchaser during the first quarter of 2024 (the "March 2024 Forward Sale Agreement"), which was accounted for in equity, to offer 2,987,024 Class A common shares on a forward basis under its At-the-Market Program at the request of the Company by the forward seller. The Company issued and physically settled the 2,987,024 Class A common shares during the fourth quarter of 2024, receiving gross proceeds of $110.6 million before commissions and other expenses of approximately $0.8 million and before offering costs of approximately $0.2 million. During the year ended December 31, 2025, no shares were issued under the At-the-Market Program. As of December 31, 2025, 6,719,453 shares have been issued under the At-the-Market Program and $753.7 million remained available for future share issuances.

*Share Repurchase Program*

In 2018, the Company's board of trustees authorized the establishment of a share repurchase program for the repurchase of up to $300.0 million of our outstanding Class A common shares and up to $250.0 million of our outstanding preferred shares from time to time in the open market or in privately negotiated transactions (the "2018 Share Repurchase Program"). All repurchased shares are constructively retired and returned to an authorized and unissued status. The Operating Partnership funds the repurchases and constructively retires an equivalent number of corresponding Class A units. During the year ended December 31, 2025, the Company repurchased and retired 4.7 million of its Class A common shares on a settlement date basis pursuant to the 2018 Share Repurchase Program at a weighted-average price of $31.77 per share and a total price of $150.0 million. During the years ended December 31, 2024 and 2023, the Company did not repurchase and retire any of its Class A common shares or preferred shares. As of December 31, 2025, the Company had a remaining repurchase authorization under the 2018 Share Repurchase Program of up to $115.1 million of its outstanding Class A common shares and up to $250.0 million of its outstanding preferred shares.

In January 2026, the Company fully utilized the remaining authorization for the repurchase of Class A common shares under the 2018 Share Repurchase Program and repurchased and retired 3.7 million of its outstanding Class A common shares on a settlement date basis pursuant to the program, at a weighted-average price of $31.49 per share and a total price of $115.1 million. In February 2026, the Company's board of trustees authorized the establishment of a new share repurchase program. See Note 16. Subsequent Events for further details.

*Class B Common Shares*

Former American Homes 4 Rent, LLC ("AH LLC") members received 635,075 Class B common shares in connection with their contributions of properties and funds to the Company. The Operating Partnership issued an equivalent number of corresponding Class A units to AMH in exchange for the proceeds and properties contributed in the transaction. Each Class B common share generally entitles the holder to 50 votes on all matters that the holders of Class A common shares are entitled to vote. The issuance of Class B common shares to former AH LLC members allows former AH LLC members a voting right associated with their investment in the Company no greater than if they had solely received Class A common shares. Additionally, when the voting interest from Class A common shares and Class B common shares are added together, a shareholder is limited to a 30% total voting interest. Each Class B common share has the same economic interest as a Class A common share.

*Perpetual Preferred Shares / Units*

As of December 31, 2025 and 2024, the Company had the following series of perpetual preferred shares outstanding (amounts in thousands, except share data):

| Series | Issuance Date | Earliest Redemption Date | Dividend Rate | December 31, 2025 Outstanding Shares | December 31, 2025 Current Liquidation Value | December 31, 2024 Outstanding Shares | December 31, 2024 Current Liquidation Value |
|---|---|---|---|---|---|---|---|
| Series G perpetual preferred shares | July 17, 2017 | July 17, 2022 | 5.875 % | 4,600,000 | $ 115,000 | 4,600,000 | $ 115,000 |
| Series H perpetual preferred shares | September 19, 2018 | September 19, 2023 | 6.250 % | 4,600,000 | 115,000 | 4,600,000 | 115,000 |
| Total preferred shares | | | | 9,200,000 | $ 230,000 | 9,200,000 | $ 230,000 |

Perpetual preferred shares represent non-voting preferred equity interests in the Company and entitle holders to a cumulative annual cash dividend, based on the respective dividend rate in the table above, which is applied to the liquidation preference at issuance of $25.00 per share. The Operating Partnership issues an equivalent number of corresponding perpetual preferred units for the given class to AMH in exchange for the net proceeds from the share issuances. The Company may, at its option, redeem the perpetual preferred shares for cash, in whole or in part, from time to time, at any time on or after the earliest redemption date shown in the table above or within 120 days after the occurrence of a change in control at a redemption price equal to the $25.00 per share liquidation preference, plus any accumulated and unpaid dividends.

*Distributions*

As a REIT, we generally are required to distribute annually to our shareholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and any net capital gains) and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid and including any net capital gains). The Operating Partnership funds the payment of distributions.

No distributions can be paid on our Class A and Class B common shares unless we have first paid all cumulative distributions on our Series G and Series H perpetual preferred shares. The distribution preference of our Series G and Series H perpetual preferred shares could limit our ability to make distributions to the holders of our Class A and Class B common shares.

The Company's board of trustees declared the following distributions during the years ended December 31, 2025, 2024 and 2023. The Operating Partnership funds the payment of distributions, and the board of trustees declared an equivalent amount of distributions on the corresponding OP units.

| | For the Years Ended December 31, 2025 | 2024 | 2023 |
|---|---|---|---|
| Class A and Class B common shares | $ 1.20 | $ 1.04 | $ 0.88 |
| 5.875% Series G perpetual preferred shares | 1.47 | 1.47 | 1.47 |
| 6.250% Series H perpetual preferred shares | 1.56 | 1.56 | 1.56 |

*Noncontrolling Interest*

Noncontrolling interest as reflected in the Company's consolidated balance sheets primarily consists of the interests held by former AH LLC members in units in the Operating Partnership. Former AH LLC members owned 49,879,990 and 50,779,990, or approximately 12.0% and 12.1%, of the total 417,133,720 and 421,000,048 Class A units in the Operating Partnership as of December 31, 2025 and 2024, respectively. Noncontrolling interest also includes interests held by non-affiliates in Class A units in the Operating Partnership. Non-affiliate Class A unitholders owned 596,990, or approximately 0.1%, of the total 417,133,720 and

421,000,048 Class A units in the Operating Partnership as of December 31, 2025 and 2024, respectively. The OP units owned by former AH LLC members and non-affiliates are reflected as noncontrolling interest in the Company's consolidated balance sheets and limited partner capital in the Operating Partnership's consolidated balance sheets.

## Note 10. Share-Based Compensation

*2021 Equity Incentive Plan*

In 2021, the Company's shareholders approved and the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan replaced the 2012 Equity Incentive Plan (the "2012 Plan") and provides for the issuance of up to 9,544,095 Class A common shares (including shares that remained available for future awards under the 2012 Plan as of the effective date of the 2021 Plan and shares related to outstanding awards under the 2012 Plan that may become available after expiration, forfeiture or cancellation of such awards). The 2021 Plan provides for the issuance of Class A common shares through the grant of a variety of awards including stock options, stock appreciation rights, RSUs, unrestricted shares, dividend equivalent rights and performance-based awards. The 2021 Plan terminates in May 2031, unless terminated earlier by the Company's board of trustees. When the Company issues Class A common shares under the 2012 Plan and 2021 Plan, the Operating Partnership issues an equivalent number of Class A units to AMH.

During the years ended December 31, 2025, 2024 and 2023, employees were granted RSUs that generally vest over a three-year service period and non-management trustees were granted RSUs that vest over a one-year service period. In addition, the Company granted Chris Lau, the Company's Chief Financial Officer, 143,968 RSUs on February 21, 2024, which cliff vest five years from the date of grant. Options expire 10 years from the date of grant.

During the years ended December 31, 2025, 2024 and 2023, certain senior employees were granted PSUs that cliff vest at the end of a three-year service period based on satisfaction of performance conditions. The performance conditions of the PSUs are measured over the three-year performance period from January 1, 2025 through December 31, 2027 for PSUs granted during the year ended December 31, 2025, January 1, 2024 through December 31, 2026 for PSUs granted during the year ended December 31, 2024 and January 1, 2023 through December 31, 2025 for PSUs granted during the year ended December 31, 2023. A portion of the PSUs are based on (i) the achievement of relative total shareholder return compared to a specified peer group (the "TSR Awards"), and a portion are based on (ii) average annual growth in core funds from operations per share (the "Core FFO Awards"). The number of PSUs that may ultimately vest range from zero to 200% of the number of PSUs granted based on the level of achievement of these performance conditions. For the TSR Awards, grant date fair value was determined using a multifactor Monte Carlo model and the resulting compensation cost is amortized over the service period regardless of whether the performance condition is achieved. For the Core FFO Awards, fair value is based on the market value on the date of grant and compensation cost is recognized based on the probable achievement of the performance condition at each reporting period.

The 2012 Plan and 2021 Plan allow for continued release of awards based on the original vesting schedule, rather than forfeiture, of unvested share-based grants upon termination of service for employees who meet certain retirement eligibility criteria, including age and years of service. Retirement eligible employees must also provide a notice of intent to retire at least six months prior to retirement date and the HCC Committee must approve the continued release of awards.

The following table summarizes stock option activity under the 2012 Plan and 2021 Plan for the years ended December 31, 2025, 2024 and 2023:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value [1] (amounts in thousands) |
|---|---|---|---|---|
| Options outstanding at December 31, 2022 | 730,550 | $ 17.97 | 3.0 | $ 8,889 |
| Granted | — | — | | — |
| Exercised | (207,875) | 16.76 | | 3,852 |
| Forfeited | — | — | | — |
| Options outstanding at December 31, 2023 | 522,675 | $ 18.45 | 2.5 | $ 9,150 |
| Granted | — | — | | — |
| Exercised | (193,175) | 16.11 | | 4,019 |
| Forfeited | — | — | | — |
| Options outstanding at December 31, 2024 | 329,500 | $ 19.83 | 2.1 | $ 5,796 |
| Granted | — | — | | — |
| Exercised | (139,000) | 18.11 | | 2,551 |
| Forfeited | — | — | | — |
| Options outstanding at December 31, 2025 | 190,500 | $ 21.09 | 1.4 | $ 2,098 |
| Options exercisable at December 31, 2025 | 190,500 | $ 21.09 | 1.4 | $ 2,098 |

(1) Intrinsic value for activities other than exercises is defined as the difference between the grant price and the market value on the last trading day of the period for those stock options where the market value is greater than the grant price. For exercises, intrinsic value is defined as the difference between the grant price and the market value on the date of exercise.

The following table summarizes RSU activity under the 2012 Plan and 2021 Plan for the years ended December 31, 2025, 2024 and 2023:

| | Restricted Share Units | Weighted-Average Grant Date Fair Value |
|---|---|---|
| RSUs outstanding at December 31, 2022 | 1,024,722 | $ 33.99 |
| Granted | 509,730 | 33.24 |
| Vested | (418,351) | 31.40 |
| Forfeited | (25,579) | 33.45 |
| RSUs outstanding at December 31, 2023 | 1,090,522 | $ 34.64 |
| Granted | 701,342 | 35.70 |
| Vested | (559,257) | 33.80 |
| Forfeited | (45,063) | 34.85 |
| RSUs outstanding at December 31, 2024 | 1,187,544 | $ 35.66 |
| Granted | 514,636 | 36.42 |
| Vested | (559,079) | 36.34 |
| Forfeited | (34,822) | 35.69 |
| RSUs outstanding at December 31, 2025 | 1,108,279 | $ 35.66 |

The following table summarizes PSU activity under the 2012 Plan and 2021 Plan for the years ended December 31, 2025, 2024 and 2023:

| | Performance-Based Restricted Share Units [1] | Weighted-Average Grant Date Fair Value |
|---|---|---|
| PSUs outstanding at December 31, 2022 | 294,423 | $ 41.07 |
| Granted | 227,033 | 40.19 |
| Vested | — | — |
| Forfeited | (1,237) | 43.91 |
| PSUs outstanding at December 31, 2023 | 520,219 | $ 40.68 |
| Granted | 254,157 | 41.46 |
| Adjustment for performance achievement | 75,109 | 34.83 |
| Vested | (167,428) | 34.83 |
| Forfeited | (4,759) | 41.51 |
| PSUs outstanding at December 31, 2024 | 677,298 | $ 41.76 |
| Granted | 227,616 | 43.18 |
| Adjustment for performance achievement | 170,757 | 43.99 |
| Vested | (370,854) | 43.99 |
| Forfeited | (4,044) | 41.62 |
| PSUs outstanding at December 31, 2025 | 700,773 | $ 41.39 |

(1) Represents the number of target shares at grant date for PSUs outstanding, granted and forfeited. Adjustment for performance achievement represents the difference between the number of target shares at grant date and the number of actual shares earned for the three-year performance period ended December 31, 2024 and 2023, which was determined and vested during the first quarters of 2025 and 2024, respectively.

For the TSR Awards, the following assumptions were used in the calculation of fair value using the Monte Carlo simulation model:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Expected term (years) | 3.0 | 3.0 | 3.0 |
| Dividend yield | 2.83% | 2.44% | 2.09% |
| Estimated volatility [1] | 22.48% | 23.83% | 27.45% |
| Risk-free interest rate | 4.49% | 4.19% | 4.16% |

(1) Estimated volatility for the performance period is based on 50% historical volatility and 50% implied volatility.

## 2021 Employee Stock Purchase Plan

The 2021 ESPP provides for the issuance of up to 3,000,000 Class A common shares and allows employees to acquire the Company's Class A common shares through payroll deductions, subject to maximum purchase limitations, during six-month purchase periods. The purchase price for Class A common shares may be set at a maximum discount equal to 85% of the lower of the closing price of the Company's Class A common shares on the first day or the last day of the applicable purchase period. The 2021 ESPP terminates in June 2031 or the date on which there are no longer any Class A common shares available for issuance. When the Company issues Class A common shares under the 2021 ESPP, the Operating Partnership issues an equivalent number of Class A units to AMH.

## Share-Based Compensation Expense

The Company's noncash share-based compensation expense relating to corporate administrative employees is included in general and administrative expense and the noncash share-based compensation expense relating to centralized and field property management employees is included in property management expenses. Noncash share-based compensation expense relating to employees involved in the purchases of single-family properties, including newly constructed properties from third-party builders, the development of single-family properties, or the disposal of certain properties or portfolios of properties is included in acquisition and other transaction costs. The following table summarizes the activity related to the Company's noncash share-based compensation expense for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| General and administrative expense | $ 16,078 | $ 20,617 | $ 16,379 |
| Property management expenses | 4,090 | 4,814 | 4,030 |
| Acquisition and other transaction costs | 5,647 | 5,553 | 4,961 |
| Total noncash share-based compensation expense | $ 25,815 | $ 30,984 | $ 25,370 |

As of December 31, 2025, the unrecognized compensation expense for unvested RSUs and PSUs was $19.0 million and $8.3 million, respectively. The unrecognized compensation expense for unvested RSUs and PSUs is expected to be recognized over a weighted-average period of 1.6 years and 1.2 years, respectively.

## Note 11. Earnings per Share / Unit

*American Homes 4 Rent*

The following table reflects the Company's computation of net income per common share on a basic and diluted basis for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands, except share and per share data):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Numerator:** | | | |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Less: | | | |
| Noncontrolling interest | 60,418 | 55,716 | 51,974 |
| Dividends on preferred shares | 13,944 | 13,944 | 13,944 |
| Allocation to participating securities [1] | 1,332 | 1,317 | 1,083 |
| Numerator for income per common share–basic and diluted | $ 437,698 | $ 397,165 | $ 365,141 |
| | | | |
| **Denominator:** | | | |
| Weighted-average common shares outstanding–basic | 370,556,400 | 367,454,012 | 362,024,968 |
| Effect of dilutive securities: | | | |
| Share-based compensation plan and forward sale equity contracts [2] | 350,182 | 535,525 | 452,248 |
| Weighted-average common shares outstanding–diluted [3] | 370,906,582 | 367,989,537 | 362,477,216 |
| | | | |
| **Net income per common share:** | | | |
| Basic | $ 1.18 | $ 1.08 | $ 1.01 |
| Diluted | $ 1.18 | $ 1.08 | $ 1.01 |

(1)  Unvested RSUs that have nonforfeitable rights to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted earnings per share using the two-class method.

(2)  Reflects the effect of potentially dilutive securities issuable upon the assumed exercise of stock options and vesting of PSUs under the treasury stock method for the years ended December 31, 2025, 2024 and 2023 and the dilutive effect of a forward sale equity contract under the treasury stock method for the year ended December 31, 2024 (see Note 9. Shareholders' Equity / Partners' Capital).

(3)  The effect of the potential conversion of OP units is not reflected in the computation of basic and diluted earnings per share as they are exchangeable for Class A common shares on a one-for-one basis. The income allocable to the OP units is allocated on this same basis and reflected as noncontrolling interest in the accompanying consolidated financial statements. As such, the assumed conversion of the OP units would have no net impact on the determination of diluted earnings per share.

*American Homes 4 Rent, L.P.*

The following table reflects the Operating Partnership's computation of net income per common unit on a basic and diluted basis for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands, except unit and per unit data):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Numerator:** | | | |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |
| Less: | | | |
| Preferred distributions | 13,944 | 13,944 | 13,944 |
| Allocation to participating securities [1] | 1,332 | 1,317 | 1,083 |
| Numerator for income per common unit–basic and diluted | $ 498,116 | $ 452,881 | $ 417,115 |
| | | | |
| **Denominator:** | | | |
| Weighted-average common units outstanding–basic | 421,550,914 | 418,830,992 | 413,401,948 |
| Effect of dilutive securities: | | | |
| Share-based compensation plan and forward sale equity contracts [2] | 350,182 | 535,525 | 452,248 |
| Weighted-average common units outstanding–diluted | 421,901,096 | 419,366,517 | 413,854,196 |
| | | | |
| **Net income per common unit:** | | | |
| Basic | $ 1.18 | $ 1.08 | $ 1.01 |
| Diluted | $ 1.18 | $ 1.08 | $ 1.01 |

(1)     Unvested RSUs that have nonforfeitable rights to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted earnings per unit using the two-class method.

(2)     Reflects the effect of potentially dilutive securities issuable upon the assumed exercise of stock options and vesting of PSUs under the treasury stock method for the years ended December 31, 2025, 2024 and 2023 and the dilutive effect of a forward sale equity contract under the treasury stock method for the year ended December 31, 2024 (see Note 9. Shareholders' Equity / Partners' Capital).

## Note 12. Fair Value

The carrying amount of rents and other receivables, restricted cash, escrow deposits, prepaid expenses and other assets, and accounts payable and accrued expenses generally approximate fair value because of the short maturity of these amounts.

Our notes receivable are financial instruments classified as Level 3 in the fair value hierarchy as their fair values were estimated using unobservable inputs. We estimated the fair values of the notes receivable by modeling the expected contractual cash flows required under the instruments and discounting them back to their present values using estimates of current market rates. As the estimated current market rates were not substantially different from the discount rates originally applied, the carrying amount of notes receivable, net approximates fair value.

Our asset-backed securitizations and revolving credit facility are financial instruments classified as Level 3 in the fair value hierarchy as their fair values were estimated using unobservable inputs. We estimated the fair values of the asset-backed securitizations by modeling the contractual cash flows required under the instruments and discounting them back to their present values using estimates of current market rates. As our revolving credit facility bears interest at a floating rate based on an index plus a spread (see Note 7. Debt), management believes that the carrying value (excluding deferred financing costs) of the revolving credit facility reasonably approximates fair value. Our unsecured senior notes are financial instruments classified as Level 2 in the fair value hierarchy as their fair values were estimated using observable inputs based on the market value of the last trade at the end of the period.

The following table displays the carrying values and fair values of our debt instruments as of December 31, 2025 and 2024 (amounts in thousands):

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| AMH 2015-SFR1 securitization, net | $ — | $ — | $ 494,635 | $ 496,776 |
| AMH 2015-SFR2 securitization, net | — | — | 429,709 | 432,316 |
| Total asset-backed securitizations, net | — | — | 924,344 | 929,092 |
| 2028 unsecured senior notes, net | 498,323 | 501,385 | 497,534 | 488,265 |
| 2029 unsecured senior notes, net | 398,229 | 406,716 | 397,665 | 397,064 |
| 2030 unsecured senior notes, net | 642,250 | 663,436 | — | — |
| 2031 unsecured senior notes, net | 444,249 | 402,764 | 443,210 | 376,947 |
| 2032 unsecured senior notes, net | 587,497 | 567,708 | 585,509 | 537,174 |
| 2034 unsecured senior notes I, net | 595,230 | 620,784 | 594,640 | 597,504 |
| 2034 unsecured senior notes II, net | 494,031 | 517,225 | 493,336 | 496,185 |
| 2035 unsecured senior notes, net | 493,863 | 508,475 | 493,150 | 487,335 |
| 2051 unsecured senior notes, net | 292,115 | 203,439 | 291,807 | 198,174 |
| 2052 unsecured senior notes, net | 289,948 | 238,782 | 289,567 | 234,258 |
| Total unsecured senior notes, net | 4,735,735 | 4,630,714 | 4,086,418 | 3,812,906 |
| Revolving credit facility | 360,000 | 360,000 | — | — |
| Total debt | $ 5,095,735 | $ 4,990,714 | $ 5,010,762 | $ 4,741,998 |

*Recurring Fair Value Measurements*

During the third quarter of 2024, in anticipation of a potential debt issuance and in order to hedge interest rate risk, the Company entered into two treasury lock agreements with an aggregate notional amount of $200.0 million based on the 10-year treasury note rates at the time. The treasury locks were designated as cash flow hedging instruments. The Company settled the treasury locks during the fourth quarter of 2024 in connection with the pricing of the 2035 Notes (see Note 7. Debt), which resulted in an aggregate gain of $8.6 million recorded in other comprehensive income at the time that will be reclassified into earnings as a reduction of interest expense over the 10-year term of the 2035 Notes. The treasury locks were the only financial instruments recorded at fair value on a recurring basis in the consolidated financial statements and were classified as Level 2 within the fair value hierarchy as their fair values were estimated using observable inputs based on the 10-year treasury note rates.

During the first quarter of 2025, in anticipation of a potential debt issuance and in order to hedge interest rate risk, the Company entered into two treasury lock agreements with an aggregate notional amount of $200.0 million based on the 10-year treasury note rates at the time. The treasury locks were designated as cash flow hedging instruments. The Company settled the treasury locks during the second quarter of 2025 in connection with the pricing of the 2030 Notes (see Note 7. Debt), which resulted in an immaterial gain. The treasury locks were the only financial instruments recorded at fair value on a recurring basis in the consolidated financial statements and were classified as Level 2 within the fair value hierarchy as their fair values were estimated using observable inputs based on the 10-year treasury note rates.

*Nonrecurring Fair Value Measurements*

Single-family properties and land lots classified as held for sale are reported at the lower of their carrying value or estimated fair value less costs to sell and are presented separately in single-family properties and land held for sale, net within the consolidated balance sheets. The fair values were classified as Level 3 in the fair value hierarchy as their fair values were estimated using unobservable inputs based on the estimated sales prices derived from third-party automated valuation models upon classification as held for sale. Impairment charges are included in gain on sale and impairment of single-family properties and other, net within the consolidated statements of operations.

The following table summarizes single-family properties and land for which the Company has recorded impairments in the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Pre-impairment carrying value | $ 149,398 | $ 59,195 | $ 14,633 |
| Total impairments | (34,363) | (9,163) | (1,908) |
| Fair value | $ 115,035 | $ 50,032 | $ 12,725 |

## Note 13. Related Party Transactions

As of December 31, 2025 and 2024, affiliates owned approximately 8.3% and 12.4%, respectively, of the Company's outstanding Class A common shares. On a fully-diluted basis, affiliates held (including consideration of 635,075 Class B common shares and 49,372,165 and 50,622,165 Class A units as of December 31, 2025 and 2024, respectively) an approximate 19.3% and 23.0% interest as of December 31, 2025 and 2024, respectively.

See Note 6. Investments in Unconsolidated Joint Ventures for a description of related party transactions between the Company and its unconsolidated joint ventures.

## Note 14. Commitments and Contingencies

*Operating Leases*

The Company leases office space from third parties for our corporate and property management operations under non-cancelable operating lease agreements. Our operating leases have remaining lease terms of one to six years before any unexercised options to extend. For the years ended December 31, 2025, 2024 and 2023, operating lease costs were as follows (amounts in thousands):

|  | For the Years Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Lease costs | $ 4,262 | $ 4,018 | $ 4,014 |

Other information related to our operating lease terms and discount rates were as follows:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Weighted-average remaining lease term | 4.7 years | 5.3 years |
| Weighted-average discount rate | 3.9 % | 3.2 % |

Future lease obligations for our operating leases as of December 31, 2025 were as follows (amounts in thousands):

|  | Operating Lease Obligations |
|---|---|
| 2026 | $ 4,353 |
| 2027 | 4,041 |
| 2028 | 3,494 |
| 2029 | 3,106 |
| 2030 | 2,696 |
| Thereafter | 1,090 |
| Total lease payments | 18,780 |
| Less: imputed interest | (1,584) |
| Operating lease liabilities | $ 17,196 |

*Other Commitments*

As of December 31, 2025, the Company had $86.5 million in purchase commitments for land relating to our AMH Development Program, which includes certain land deals expected to close beyond twelve months when development is ready to commence. Purchase commitments exclude option contracts where we have acquired the right to purchase land for our AMH Development Program or single-family properties because the contracts do not contain provisions requiring our specific performance.

As of December 31, 2025, the Company had sales in escrow for 248 of our single-family properties and 195 of our land lots for an aggregate selling price of $92.9 million.

As of December 31, 2025, the Company, as a condition for entering into some of its development contracts, had outstanding surety bonds of approximately $169.9 million.

*401(k) Retirement Savings Plan*

We have a retirement savings plan pursuant to Section 401(k) of the Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Code. In addition to employee contributions, we have elected to provide company contributions (subject to statutory limitations), which amounted to approximately $4.0 million, $3.8 million and $3.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

*Captive Insurance Company*

The Company has a wholly owned captive insurance company, American Dream Insurance, LLC, which provides general liability insurance coverage for losses below the deductible under the Company's third-party liability insurance policy. The Company created American Dream Insurance, LLC as part of its overall risk management program and to stabilize its insurance costs, manage exposure and recoup expenses through the functions of the captive program. The captive insurance company's impact on the Company's consolidated financial statements is immaterial.

*Legal Matters*

We are involved in various legal and administrative proceedings that are incidental to our business. We believe these matters will not have a materially adverse effect on our financial position or results of operations upon resolution.

## Note 15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and assess performance. The Company is organized as a REIT with activities related to developing, renovating, leasing and managing single-family homes as rental properties in one geographically diversified portfolio, which represents our one operating and reportable segment. Our one reportable segment derives its revenues from leasing single-family homes to tenants under non-cancelable lease agreements generally with a term of one year as well as certain fees charged to tenants. The Company's CODM is our Chief Executive Officer and Chief Operating Officer.

The accounting policies of our one reportable segment are the same as those described in Note 2. Significant Accounting Policies. Net income and its components, as presented on the consolidated statements of operations, are metrics utilized by the CODM to assess the reporting segment's performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The CODM also reviews core net operating income ("Core NOI") at the total portfolio level as an additional segment profitability measure. The CODM uses the segment profitability measures to evaluate income generated from total portfolio assets in deciding whether to reinvest profits into enhancing the existing portfolio or for development of new properties. Property disposition decisions are made at the individual property level and development decisions are made at the community level. Core NOI for the total portfolio is also used to monitor budget versus actual results and in competitive analysis to benchmark against the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

In addition to the revenues and significant segment expenses included within the consolidated statements of operations, the following table presents significant segment expenses regularly provided to the CODM within property operating expenses for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Property operating expenses | | | |
| Property tax expense | $ 265,037 | $ 252,406 | $ 239,425 |
| HOA fees | 28,656 | 26,911 | 25,768 |
| Repairs and maintenance and turnover costs | 351,129 | 326,745 | 316,318 |
| Insurance | 19,132 | 19,821 | 17,948 |
| Total property operating expenses | $ 663,954 | $ 625,883 | $ 599,459 |

The table below summarizes the components and significant expense categories included in Core NOI and regularly provided to the CODM for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Core revenues | $ 1,609,010 | $ 1,507,266 | $ 1,408,050 |
| | | | |
| Core property operating expenses | | | |
| Property tax expense | 265,037 | 252,406 | 239,425 |
| HOA fees, net of tenant charge-backs | 28,656 | 26,911 | 25,768 |
| Repairs and maintenance and turnover costs, net of tenant charge-backs | 119,299 | 113,206 | 108,373 |
| Insurance | 19,132 | 19,821 | 17,948 |
| Property management expenses, net of tenant charge-backs and excluding share-based compensation | 121,324 | 116,615 | 111,723 |
| Total core property operating expenses | 553,448 | 528,959 | 503,237 |
| | | | |
| Core NOI | $ 1,055,562 | $ 978,307 | $ 904,813 |
| | | | |
| *Reconciliation of core revenues to rents and other single-family property revenues* | | | |
| | | | |
| Core revenues | $ 1,609,010 | $ 1,507,266 | $ 1,408,050 |
| Tenant charge-backs | 241,224 | 221,431 | 215,555 |
| Rents and other single-family property revenues | $ 1,850,234 | $ 1,728,697 | $ 1,623,605 |
| | | | |
| *Reconciliation of Core NOI to net income* | | | |
| | | | |
| Core NOI | $ 1,055,562 | $ 978,307 | $ 904,813 |
| Noncash share-based compensation - property management | (4,090) | (4,814) | (4,030) |
| General and administrative expense | (83,006) | (83,590) | (74,615) |
| Interest expense | (185,198) | (165,351) | (140,198) |
| Acquisition and other transaction costs | (12,259) | (12,192) | (16,910) |
| Depreciation and amortization | (504,341) | (477,010) | (456,550) |
| Hurricane-related charges, net | — | (8,884) | — |
| Loss on early extinguishment of debt | (396) | (6,323) | — |
| Gain on sale and impairment of single-family properties and other, net | 231,460 | 225,756 | 209,834 |
| Other income and expense, net | 15,660 | 22,243 | 9,798 |
| Net income | $ 513,392 | $ 468,142 | $ 432,142 |

## Note 16. Subsequent Events

*Subsequent Additions*

From January 1, 2026 through February 13, 2026, the Company added 207 newly constructed properties delivered through its AMH Development Program to its operating portfolio for a total cost of approximately $85.8 million.

*Subsequent Dispositions*

From January 1, 2026 through February 13, 2026, the Company disposed of 307 single-family properties for aggregate net proceeds of approximately $85.5 million.

*Distributions*

On February 12, 2026, the Company's board of trustees approved an increase in quarterly dividends to $0.33 per Class A and Class B common share for the first quarter of 2026. The quarterly dividends are payable on March 31, 2026 to shareholders of record on March 13, 2026.

*Share Repurchase Program*

In January 2026, the Company fully utilized the remaining authorization for the repurchase of Class A common shares under the 2018 Share Repurchase Program and repurchased and retired 3.7 million of its outstanding Class A common shares on a settlement date basis pursuant to the program at a weighted-average price of $31.49 per share and a total price of $115.1 million.

In February 2026, the Company's board of trustees authorized a new share repurchase program to repurchase up to $500.0 million of outstanding Class A common shares and up to $250.0 million of outstanding preferred shares from time to time in the open market or in privately negotiated transactions. The new share repurchase program does not have an expiration date, but may be suspended or discontinued at any time without notice. All repurchased shares are constructively retired and returned to an authorized and unissued status.

*Revolving Credit Facility*

From January 1, 2026 through February 13, 2026, the Company borrowed an additional $20.0 million under its revolving credit facility, resulting in $380.0 million of outstanding borrowings under its revolving credit facility as of February 13, 2026.

**American Homes 4 Rent**
**American Homes 4 Rent, L.P.**
**Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2025**

*(Amounts in thousands, except number of single-family homes)*

| Market | Number of Single-Family Properties (2) | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | | Total Cost as of December 31, 2025 (1) | | | Accumulated Depreciation | Net Cost Basis | Date of Acquisition |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings and Improvements | Land | Buildings and Improvements | Land | Buildings and Improvements | Total | | | |
| **Single-family properties in operation** | | | | | | | | | | | |
| Albuquerque, NM | 268 | $ 9,899 | $ 39,656 | $ — | $ 7,519 | $ 9,899 | $ 47,175 | $ 57,074 | $ (15,162) | $ 41,912 | 2013-2022 |
| Atlanta, GA | 5,944 | 222,268 | 988,534 | — | 233,432 | 222,268 | 1,221,966 | 1,444,234 | (314,938) | 1,129,296 | 2012-2025 |
| Austin, TX | 499 | 19,676 | 73,013 | — | 13,628 | 19,676 | 86,641 | 106,317 | (30,906) | 75,411 | 2012-2022 |
| Boise, ID | 1,107 | 50,319 | 246,203 | — | 60,125 | 50,319 | 306,328 | 356,647 | (48,983) | 307,664 | 2013-2025 |
| Charleston, SC | 1,665 | 72,565 | 275,766 | — | 65,912 | 72,565 | 341,678 | 414,243 | (84,941) | 329,302 | 2012-2025 |
| Charlotte, NC | 4,237 | 165,723 | 674,304 | — | 155,777 | 165,723 | 830,081 | 995,804 | (239,516) | 756,288 | 2012-2025 |
| Cincinnati, OH | 2,092 | 69,811 | 281,302 | — | 71,537 | 69,811 | 352,839 | 422,650 | (136,386) | 286,264 | 2012-2025 |
| Colorado Springs, CO | 194 | 16,130 | 63,013 | — | 9,640 | 16,130 | 72,653 | 88,783 | (8,060) | 80,723 | 2013-2023 |
| Columbus, OH | 2,251 | 72,690 | 324,081 | — | 86,592 | 72,690 | 410,673 | 483,363 | (124,387) | 358,976 | 2012-2025 |
| Dallas-Fort Worth, TX | 3,663 | 97,938 | 446,634 | — | 112,619 | 97,938 | 559,253 | 657,191 | (223,464) | 433,727 | 2012-2024 |
| Denver, CO | 886 | 49,544 | 208,913 | — | 39,030 | 49,544 | 247,943 | 297,487 | (74,718) | 222,769 | 2012-2025 |
| Greater Chicago area, IL and IN | 1,500 | 47,568 | 186,639 | — | 60,058 | 47,568 | 246,697 | 294,265 | (111,909) | 182,356 | 2012-2015 |
| Greensboro, NC | 714 | 21,567 | 97,568 | — | 20,255 | 21,567 | 117,823 | 139,390 | (43,146) | 96,244 | 2013-2025 |
| Greenville, SC | 799 | 23,950 | 121,101 | — | 22,912 | 23,950 | 144,013 | 167,963 | (46,371) | 121,592 | 2013-2025 |
| Houston, TX | 2,250 | 51,571 | 292,773 | — | 67,189 | 51,571 | 359,962 | 411,533 | (135,065) | 276,468 | 2012-2024 |
| Indianapolis, IN | 2,993 | 89,950 | 366,563 | — | 91,238 | 89,950 | 457,801 | 547,751 | (168,593) | 379,158 | 2012-2025 |
| Jacksonville, FL | 3,382 | 124,641 | 549,508 | — | 132,337 | 124,641 | 681,845 | 806,486 | (165,722) | 640,764 | 2012-2025 |
| Kansas City, MO | 156 | 8,259 | 38,193 | — | 408 | 8,259 | 38,601 | 46,860 | (1,618) | 45,242 | 2024 |
| Knoxville, TN | 439 | 16,037 | 79,724 | — | 11,881 | 16,037 | 91,605 | 107,642 | (30,804) | 76,838 | 2013-2022 |
| Las Vegas, NV | 2,733 | 176,735 | 533,638 | — | 171,530 | 176,735 | 705,168 | 881,903 | (122,791) | 759,112 | 2011-2025 |
| Memphis, TN | 663 | 25,187 | 94,577 | — | 18,087 | 25,187 | 112,664 | 137,851 | (33,980) | 103,871 | 2013-2024 |
| Miami, FL | 136 | 1,621 | 15,844 | — | 4,376 | 1,621 | 20,220 | 21,841 | (9,080) | 12,761 | 2013-2015 |
| Milwaukee, WI | 56 | 3,416 | 9,541 | — | 1,555 | 3,416 | 11,096 | 14,512 | (5,017) | 9,495 | 2013 |
| Nashville, TN | 3,392 | 144,689 | 601,252 | — | 147,474 | 144,689 | 748,726 | 893,415 | (213,852) | 679,563 | 2012-2025 |
| Oklahoma City, OK | 473 | 16,138 | 96,833 | — | 1,873 | 16,138 | 98,706 | 114,844 | (4,088) | 110,756 | 2024-2025 |
| Orlando, FL | 2,227 | 79,621 | 386,683 | — | 107,539 | 79,621 | 494,222 | 573,843 | (107,532) | 466,311 | 2011-2025 |
| Phoenix, AZ | 3,282 | 159,558 | 484,812 | — | 110,117 | 159,558 | 594,929 | 754,487 | (172,452) | 582,035 | 2011-2025 |
| Portland, OR | 312 | 25,109 | 54,522 | — | 6,658 | 25,109 | 61,180 | 86,289 | (18,613) | 67,676 | 2013-2022 |
| Raleigh, NC | 2,147 | 79,849 | 308,464 | — | 54,706 | 79,849 | 363,170 | 443,019 | (128,079) | 314,940 | 2012-2025 |
| Salt Lake City, UT | 1,931 | 123,819 | 388,151 | — | 84,520 | 123,819 | 472,671 | 596,490 | (137,863) | 458,627 | 2012-2025 |
| San Antonio, TX | 1,105 | 33,283 | 156,323 | — | 38,194 | 33,283 | 194,517 | 227,800 | (57,248) | 170,552 | 2012-2024 |
| Savannah/Hilton Head, SC | 1,024 | 39,705 | 159,644 | — | 27,652 | 39,705 | 187,296 | 227,001 | (51,542) | 175,459 | 2013-2025 |
| Seattle, WA | 1,072 | 87,111 | 251,342 | — | 41,656 | 87,111 | 292,998 | 380,109 | (64,642) | 315,467 | 2012-2025 |
| Tampa, FL | 3,057 | 127,686 | 540,458 | — | 116,951 | 127,686 | 657,409 | 785,095 | (157,474) | 627,621 | 2012-2025 |
| Tucson, AZ | 861 | 31,867 | 164,521 | — | 53,293 | 31,867 | 217,814 | 249,681 | (33,130) | 216,551 | 2011-2025 |
| Winston Salem, NC | 827 | 20,967 | 102,259 | — | 21,339 | 20,967 | 123,598 | 144,565 | (44,723) | 99,842 | 2013-2022 |
| Total single-family properties in operation | 60,337 | 2,406,467 | 9,702,352 | — | 2,269,609 | 2,406,467 | 11,971,961 | 14,378,428 | (3,366,795) | 11,011,633 | 2011-2025 |
| Single-family properties under development & development land | — | 400,460 | — | 680,134 | 152,992 | 1,080,594 | 152,992 | 1,233,586 | — | 1,233,586 | |
| Single-family properties and land held for sale | 1,142 | 53,252 | 149,238 | 40,044 | 44,219 | 93,296 | 193,457 | 286,753 | (60,892) | 225,861 | 2011-2025 |
| Total real estate assets | 61,479 | $2,860,179 | $9,851,590 | $ 720,178 | $2,466,820 | $3,580,357 | $12,318,410 | $15,898,767 | $ (3,427,687) | $12,471,080 | 2011-2025 |

(1) The unaudited aggregate cost of consolidated real estate in the table above for federal income tax purposes was $15.8 billion as of December 31, 2025.

(2) There were no encumbrances on any of our real estate assets as of December 31, 2025.

**American Homes 4 Rent**
**American Homes 4 Rent, L.P.**
**Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2025 (continued)**

**Change in Total Real Estate Assets for Single-Family Properties in Operation**

| (Amounts in thousands) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Balance, beginning of period | $ 13,929,467 | $ 12,885,689 | $ 12,325,124 |
| Development, acquisitions and building improvements | 971,712 | 1,495,474 | 871,828 |
| Dispositions | (408,553) | (416,933) | (313,029) |
| Write-offs | (38,645) | (34,302) | (37,446) |
| Impairment | (11,991) | (9,163) | (1,908) |
| Reclassifications to single-family properties and land held for sale, net of dispositions | (63,562) | 8,702 | 41,120 |
| Balance, end of period | $ 14,378,428 | $ 13,929,467 | $ 12,885,689 |

**Change in Accumulated Depreciation for Single-Family Properties in Operation**

| (Amounts in thousands) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Balance, beginning of period | $ (3,048,868) | $ (2,719,970) | $ (2,386,452) |
| Depreciation [1] | (477,767) | (454,159) | (436,143) |
| Dispositions | 100,602 | 90,141 | 68,389 |
| Write-offs | 38,645 | 34,302 | 37,446 |
| Reclassifications to single-family properties and land held for sale, net of dispositions | 20,593 | 818 | (3,210) |
| Balance, end of period | $ (3,366,795) | $ (3,048,868) | $ (2,719,970) |

(1) Depreciation of buildings and improvements is computed on a straight-line basis over estimated useful lives ranging from three to thirty years.

# Corporate Information

## Corporate Headquarters

American Homes 4 Rent
280 Pilot Road
Las Vegas, NV 89119
Tel: (702) 847-7800

## Transfer Agent and Registrar

Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005
www.equiniti.com

## Investor Relations

Tel: (855) 794-2447
investors@amh.com

## Website

An electronic copy of this annual report, our SEC filings and documents relating to corporate governance are available on our website.
www.amh.com

## Independent Registered Public Accounting Firm

Ernst & Young LLP
725 S. Figueroa Street
Los Angeles, CA 90017

## Market Data of American Homes 4 Rent

Common Stock
Traded: New York Stock Exchange
Symbol: AMH

## Cautionary Note Regarding Forward–Looking Statements

Various statements contained in this 2025 Annual Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may relate to beliefs, expectations or intentions and similar statements concerning matters that are not of historical fact and are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "intend," "potential," "plan," "goal," "outlook," "guidance," or other words that convey uncertainty of future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control and could cause actual results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

For information concerning these and other important factors that may cause our actual results, performance or achievements to differ materially from any future results, performace or achievements expressed or implied by these forward-looking statements see the reports filed by us with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2025 (the "Form 10-K").

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance, and you should not unduly rely on them. The forward-looking statements in the Form 10-K speak only as of the date on the Form 10-K. We are not obligated to update or revise these statements as a result of new information, future events or otherwise, unless required by applicable law.

# Board of Trustees



# Executive Officers

**Bryan Smith**
Chief Executive Officer

**Chris Lau**
Chief Financial Officer and
Senior Executive Vice President

**Sara Vogt-Lowell**
Chief Administrative Officer and
Chief Legal Officer

